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TABLE OF CONTENTS 2

Filed pursuant to Rule 424(b)(4)
Registration No. 333-218425

30,000,000 Shares

Class A Common Stock

          This is the initial public offering of shares of Class A common stock of Blue Apron Holdings, Inc. All of the 30,000,000 shares of Class A common stock are being sold by us.

          Prior to this offering, there has been no public market for the Class A common stock. The initial public offering price per share of our Class A common stock is $10.00. Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "APRN."

          We have two classes of voting common stock, Class A common stock and Class B common stock, and one class of non-voting stock, Class C capital stock. The rights of the holders of Class A common stock, Class B common stock, and Class C capital stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to ten votes. Shares of Class C capital stock have no voting rights, except as otherwise required by law. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers described in our restated certificate of incorporation, and each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted transferees of such stockholder, will convert automatically into one share of Class A common stock upon the death or permanent and total disability of such stockholder, subject to a conversion delay of nine months in the event of the death or permanent and total disability of one of our founders. In addition, all outstanding Class B common stock will convert automatically into Class A common stock, on a share-for-share basis, upon the date which is nine months after the death or disability of Matthew B. Salzberg, our president and chief executive officer, or when the outstanding shares of Class B common stock represent less than 5% of the combined voting power of the outstanding Class A common stock and Class B common stock. All outstanding Class C capital stock will convert automatically into Class A common stock, on a share-for-share basis, on the date fixed therefor by our board of directors that is between 31 and 90 days following the conversion of all outstanding Class B common stock into Class A common stock. Upon the completion of this offering, the holders of the outstanding shares of Class B common stock will collectively hold approximately 98.2% of the voting power of our outstanding capital stock, and Matthew B. Salzberg will hold approximately 29.2% of the voting power of our outstanding capital stock.

          As an "emerging growth company," we are eligible for reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

          See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of Class A common stock.

          Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$10.00	$300,000,000
Underwriting discount(1)	$0.55	$16,500,000
Proceeds, before expenses	$9.45	$283,500,000

(1)         See "Underwriting" beginning on page 162 of this prospectus for a description of the compensation paid to underwriters.

          To the extent that the underwriters sell more than 30,000,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 4,500,000 shares from us at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on July 5, 2017.

Goldman Sachs & Co. LLC	Morgan Stanley	Citigroup	Barclays

RBC Capital Markets	SunTrust Robinson Humphrey	Stifel

Canaccord Genuity	Needham & Company	Oppenheimer & Co.	Raymond James	William Blair

Prospectus dated June 28, 2017.

Seared Steaks
Knick Knacks
Fresh Mint
Tokyo-Style
Fresh Ramen

We create cooking experiences.

Seared Chicken
& Pearl Couscous
with Crispy Capers &
Blood Orange Sauce

Our community of home cooks

Sesame Chicken

“”

There are so many positives as a mom—when that box arrives, it’s a box of confidence for me, and everybody enjoys it.

–PAULA S.

Blue Apron

Happy Cooking!

“ ”

Blue Apron is committed to making things better for farmers like me, both now and in the future. Their adaptability and desire to collaborate are the biggest benefits of working with them.

–**RICK PEDERSEN**
Pedersen Farms

We've delivered over
159 million
MEALS TO HOME COOKS NATIONWIDE.*
*REPRESENTS APPROXIMATELY 25 MILLION PAID ORDERS THROUGH MARCH 31, 2017.

          No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

          For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 16, before deciding whether to purchase shares of our Class A common stock. Unless the context otherwise requires, we use the terms "Blue Apron Holdings," "Blue Apron," "our company," "we," "us," and "our" in this prospectus to refer to Blue Apron Holdings, Inc. and its subsidiaries.

 BLUE APRON

          Blue Apron's mission is to make incredible home cooking accessible to everyone.

          We believe that sharing home-cooked meals with our families and loved ones is an important way to demonstrate our values and affection. It is at our kitchen tables, over a meal, where we often celebrate our milestones, acknowledge our setbacks, and appreciate the comfort of each other's company. Modern life has made this more difficult—many of us are too busy to grocery shop, lack the skills or confidence to cook, or cannot easily find the quality ingredients that make home cooking enjoyable.

          By creating unique cooking experiences built on original recipes, high-quality, pre-portioned ingredients, and engaging content, we make incredible home cooking accessible. Along the way, as we introduce new flavors, new ingredients, new techniques, and tried-and-true cooking fundamentals, our customers keep learning. That's why we named our company Blue Apron: chefs around the world wear blue aprons when learning to cook. To us, that apron symbolizes lifelong learning, a value that permeates everything we do.

          Our vision for the future is ambitious: to build a better food system. We are transforming the way that food is produced, distributed, and consumed. We believe a better food system will benefit not only consumers and stockholders, but also the planet, and we manage our business for the benefit of all three.

Overview

          Blue Apron was founded in 2012 premised on a simple desire—our founders wanted to cook at home with their families, but they found grocery shopping and menu planning burdensome, time consuming, and expensive. This problem inspired Blue Apron's first delivery: a box with three recipes—seared hanger steak, barbecue Cornish game hen, and lemongrass shrimp with soba noodles—and the pre-portioned ingredients needed to cook them. Since that initial delivery, we have scaled rapidly, developing our expertise and an ever-more ambitious vision. From inception through March 31, 2017, we have delivered over 159 million meals to households across the United States, which represents approximately 25 million paid orders.

          Our core product is the cooking experience we help our customers create. Central to these experiences are the original recipes we design and send along with fresh, seasonal ingredients directly to our customers. We offer our customers two flexible plans—our 2-Person Plan and our Family Plan. Our recipes are accompanied by printed and digital content, including how-to instructions and the stories of our suppliers and specialty ingredients. We also sell wine, which can be paired with our meals, and we sell kitchen tools and staples we use in our test kitchens where we create new recipes.

          Our customers often cook with us multiple times each week, and they trust us to craft delicious recipes and to select interesting, high-quality ingredients to feed their families and loved ones. Hailing from 48 states, our customers span ages, geographies, income brackets, and culinary expertise. They include recent college graduates, young couples, families, singles, and empty nesters. Our passionate, committed, and engaged community of home cooks tell us, through emails, phone calls, and social media, how much Blue Apron has changed their lives.

Our Business Model

          We have reimagined the traditional grocery business model and developed an integrated ecosystem that employs technology and expertise across many disciplines. Our supply-demand coordination activities—demand planning, recipe creation, recipe merchandising, and marketing—drive our end-to-end value chain. We gather and infer information about our customers' tastes, food preferences, and order behavior to forecast near-term and long-term demand. We also manage and influence demand, including through our content, proprietary software tools, and e-commerce experience. For example, our flexible recipe design process allows us to adjust recipes close to the time of delivery, enabling us to coordinate customer preferences with expected ingredient supply to help mitigate supply chain risks. Because our customers select recipes instead of specific ingredients, we can make adjustments while maintaining a consistent, high-quality customer experience. Our innovative direct-to-consumer business model enables us to:

  •
  eliminate middlemen and work in a direct, coordinated manner with our suppliers to reduce costs so we can make our products available affordably and at scale;

  •
  provide consumers with differentiated, specialty ingredients, many of which are not widely available and are exclusive to us;

  •
  develop and implement proprietary technology across our fulfillment operations to effectively manage our frequently changing, high-throughput, perishable inventory; and

  •
  design and optimize a cost-effective delivery network capable of reaching over 99% of the U.S. population.

          Our greatest strength is our highly collaborative and multidisciplinary team, which includes agricultural scientists, software and industrial engineers, data scientists, brand and direct marketers, quality and fulfillment associates, operations specialists, photographers, customer experience representatives, recipe writers, and world-class chefs. Our shared commitment to making home cooking accessible to everyone defines our work and focuses our efforts.

Our Value Proposition

          The benefits of our innovative business model extend to multiple stakeholders—our customers, our stockholders, and the planet.

          For descriptions of how we define and calculate Customers, Orders and Average Order Value, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics."

Selected Financial Results

          In 2014, 2015, and 2016, we generated $77.8 million, $340.8 million, and $795.4 million in net revenue, respectively, representing growth of 338% from 2014 to 2015 and growth of 133% from 2015 to 2016. In the three months ended March 31, 2016 and March 31, 2017, we generated $172.1 million and $244.8 million in net revenue, respectively, representing growth of 42%. In the years ended December 31, 2014, 2015, and 2016, we incurred net losses of $(30.8) million,

$(47.0) million, and $(54.9) million, respectively, and in the three months ended March 31, 2016 and March 31, 2017, we generated net income of $3.0 million and incurred a net loss of $(52.2) million, respectively. In the years ended December 31, 2014, 2015, and 2016, our adjusted EBITDA was $(26.5) million, $(42.9) million, and $(43.6) million, respectively, and in the three months ended March 31, 2016 and March 31, 2017, our adjusted EBITDA was $5.0 million and $(46.3) million, respectively. In the years ended December 31, 2014, 2015, and 2016, our net cash from (used in) operating activities was $(16.9) million, $(26.4) million, and $(23.5) million, respectively, and in the three months ended March 31, 2016 and March 31, 2017, our net cash from (used in) operating activities was $6.0 million and $(19.0) million, respectively. Adjusted EBITDA is a non-GAAP financial measure. See "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most directly comparable measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

Our Products

          Meals.    We create original recipes that we develop every week. Our customers can choose the recipes they would like to receive from each week's menu, and we deliver those recipes to their doorsteps along with the pre-portioned ingredients required to cook them.

          Our customers can plan their orders to complement their individual tastes and lifestyles, making their order selections on our website or through our mobile application. We design our recipes to evoke a sense of discovery for our customers and to be both accessible to new home cooks and interesting for experienced ones. Our culinary team begins the recipe creation process with various seasonal ingredients grown by our farm suppliers. Our chefs apply to these raw ingredients their expertise and insights from our customer feedback and recipe ratings to create new offerings every week. Some recipes offer comfort foods with a twist while others involve less familiar culinary traditions. Every week our chefs go back to the kitchen, inventing original recipes to deliver variety to our customers.

          Wine.    For many people, a good glass of wine makes dinner better, so in September 2015 we launched Blue Apron Wine, our direct-to-consumer wine delivery service. We work directly with vineyards and acclaimed winemakers, including our in-house winemaker, to create custom Blue Apron wines that pair with our meals. Blue Apron Wine uses an integrated supply chain and proprietary sourcing relationships to deliver high-quality wines at compelling values.

          Market.    To better equip our customers to excel as home cooks, in November 2014 we launched Blue Apron Market, our e-commerce marketplace featuring a curated selection of cooking tools, utensils, and pantry items recommended by our culinary team. All of our recipe cards feature cooking tools and utensils from Blue Apron Market, creating an integrated brand experience for our community of home cooks and repeated merchandising opportunities for our company.

Our Market Opportunity

          Our market opportunity is broad, as we believe our customers choose to buy Blue Apron meals instead of shopping at grocery stores, ordering takeout, or eating at restaurants.

          In 2016, according to a Euromonitor study commissioned by us, aggregate sales in the U.S. grocery market were $781.5 billion, and aggregate sales in the global grocery market were more than eight times larger. For purposes of this study, the grocery market includes retail sales of fresh foods, packaged foods, hot drinks, soft drinks, and alcoholic drinks across grocery retailers, variety stores, warehouses clubs, mass merchandisers, and Internet retailers. According to this study, online sales in 2016 represented only $9.7 billion, or approximately 1.2%, of the overall grocery market in the United States, but are expected to grow at a compound annual growth rate

(excluding the impact of price inflation), or CAGR, of 8.5% between 2017 and 2020, compared to the broader grocery market, which is expected to grow at a CAGR of 1.3% in the same period.

          We believe an opportunity exists to increase online grocery penetration to the level of penetration that exists in many other retail markets. Conventional grocery stores currently face many of the same challenges online as they do offline. They have high inventory counts, compete in the sale of commodity products, and confront considerable waste. In addition, conventional grocery stores generally have relatively low gross margin structures and are highly capital-intensive given their large retail footprints, making it difficult for them to invest in technology and innovation.

          In 2016, according to the Euromonitor study we commissioned, aggregate sales in the U.S. restaurant market were $543.1 billion and aggregate sales in the global restaurant market were almost five times larger. According to the Euromonitor study we commissioned, online sales in 2016 represented only $12.0 billion, or approximately 2.2%, of the overall U.S. restaurant market, but are expected to grow at a CAGR of 22.6% between 2017 and 2020, compared to the broader restaurant market, which is expected to grow at a CAGR of 1.6% in the same period.

          We believe that our business is poised to capture share from the grocery and restaurant markets and to benefit from shifts in consumer preferences, including a growing interest in cooking, prioritization of experiences over goods, and increasing interest by consumers in where their food comes from.

Our Strengths

          Our strengths as a company include the following:

  •
  Powerful and emotional brand connection.  Many of our customers cook Blue Apron meals, drink Blue Apron wine, use tools from Blue Apron Market, and share these cooking experiences with their families and loved ones multiple times each week. We believe that we have developed a powerful and emotional connection with our customers through the frequency of these touchpoints and the experiential nature of our products. Our customers share their culinary triumphs through email, social media, blogs, and phone calls, telling us how Blue Apron has changed their lives.

  •
  Superior products at compelling values.  We provide our customers with distinct cooking experiences centered on original recipes that our professional culinary team crafts each week, frequently around specialty ingredients cultivated or produced exclusively for us.

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  Constant product innovation.  We invent new, differentiated products every week by designing new recipes, incorporating varied ingredients, and creating original content that tells compelling stories. Our constant product innovation process enables us to deliver the type of variety that our customers expect with the quality that they deserve.

  •
  Attractive unit economics.  We benefit from favorable customer acquisition costs due to our strong customer relationships and engagement. Once we have acquired a new customer, we have historically had efficient payback periods on our marketing expenses as reflected by our Orders per Customer, Average Order Value, and a high rate of Repeat Orders, which we define as an Order from a Customer who has previously placed an Order in any period. As we have continued to scale our business, grow our direct supplier relationships, and introduce increased automation into our fulfillment centers, we have reduced our cost of goods sold as a percentage of net revenue. Our operating cash flow benefits from our favorable working capital dynamics.

  •
  Hard-to-replicate value chain.  We have made substantial investments in direct supplier relationships, talent, infrastructure, technology, and data to build an interconnected value chain. We work with over 300 different suppliers and the majority of our food purchases are from suppliers who have entered into exclusivity arrangements with us. These efforts enable us to deliver high-quality food at compelling values, utilizing ingredients that are often unique to us. We have built a diverse team and developed the processes to coordinate closely between such functions as professional chefs, technologists, and supply chain experts. Our value chain is supported by custom-built fulfillment and logistics operations to manage frequently changing, high-throughput, perishable inventory.

  •
  Proprietary technology and data.  Technology and analytics underpin every part of our business. We have ongoing interactions with our customers through our website, recipe and delivery calendar tools, and mobile application, through which customers tell us, and from which we can infer, their tastes and preferences. We then combine this data and information with our proprietary software systems, using forecasting tools and data science to predict orders for specific recipes and to optimize our culinary, supply chain, and logistics operations.

  •
  Expertise across diverse competencies.  Our business model requires competencies across a wide range of industries and expertise, including developing a lifestyle brand, building a direct-to-consumer Internet business, curating engaging content, managing and forecasting demand, sourcing ingredients of all types, inventing new recipes weekly, pioneering developments in agricultural science, and building an end-to-end value chain. We have scaled our organization by attracting top talent in all of our functional areas, and our business model relies on, and our culture encourages, collaboration across these teams.

Our Growth Strategy

          We have grown rapidly since our founding, but we believe we have only scratched the surface in terms of the role we can play in consumers' homes and around their dinner tables. Our growth strategy includes the following:

  •
  Increase market penetration with our core product.  As a relatively young brand, we believe we have an opportunity to grow awareness and to attract new customers to our core product, and relatively modest increases in penetration represent large revenue growth opportunities for us.

  •
  Expand our core product to fit more lifestyles.  We are developing product expansion initiatives to fit the lifestyles of a broader customer set in order to continue to expand our addressable market and drive greater satisfaction among current customers, thereby increasing their Average Order Value and rate of Repeat Orders.

  •
  Broaden our product portfolio.  We are focused on opportunities to launch new products that further create an integrated brand experience.

  •
  Develop new brands and new channels.  We believe we have a powerful brand that we can leverage to develop new brands and channels.

  •
  International expansion.  We have built a trusted brand, proprietary technology, processes, and a diverse set of competencies that we believe would enable us over time to pursue attractive opportunities outside of the United States.

Risks Associated with Our Business

          You should consider carefully the risks described under the "Risk Factors" section beginning on page 16 and elsewhere in this prospectus. These risks, which include the following, could materially and adversely affect our business, financial condition, operating results, cash flow, and prospects, which could cause the trading price of our Class A common stock to decline and could result in a partial or total loss of your investment:

  •
  We have a limited operating history and a novel business model, which make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

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  We have a history of losses, and we may be unable to achieve or sustain profitability.

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  If we fail to cost-effectively acquire new customers or retain our existing customers, our business could be materially adversely affected.

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  If we fail to manage future growth effectively, our business could be materially adversely affected.

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  Food safety and food-borne illness incidents may materially adversely affect our business by exposing us to lawsuits or enforcement actions, increasing our operating costs, and reducing demand for our product offerings.

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  Our business depends on a strong and trusted brand, and any failure to maintain, protect, or enhance our brand could materially adversely affect our business.

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  Changes in consumer tastes and preferences or in consumer spending and other economic or financial market conditions could materially adversely affect our business.

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  Changes in food and supply costs and availability could materially adversely affect our business.

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  If we fail to successfully develop new product offerings and enhance our existing product offerings, our ability to attract new customers and retain existing customers, and our business, financial condition, and operating results, may be materially adversely affected.

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  Our historical revenue growth has masked seasonal fluctuations in our operating results. In the future, our seasonal patterns may become more pronounced and seasonality could have a material impact on our results.

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  Increased competition presents an ongoing threat to the success of our business.

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  If we do not successfully build out and operate our fulfillment centers and logistics channels, including by expanding our use of automation, our business could be materially adversely affected.

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  If we lose key management or fail to meet our growing need for qualified employees with specialized skills, our business, financial condition, and operating results could be materially adversely affected.

  •
  Our tri-class capital structure has the effect of concentrating voting control with our president and chief executive officer, Matthew B. Salzberg, and the other holders of Class B common stock.

Our Corporate Structure

          Blue Apron, Inc. was incorporated in Delaware on December 5, 2011 under the name Petridish Media, Inc. and changed its name to Blue Apron, Inc. on August 29, 2012. Blue Apron Holdings, Inc., the issuer in this offering, was incorporated in Delaware on December 22, 2016 to enable Blue Apron, Inc. to implement a holding company organizational structure, effected by a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, as described below. We refer to this transaction as our corporate reorganization.

          Immediately prior to our corporate reorganization, Blue Apron Holdings, Inc. was a direct, wholly-owned subsidiary of Blue Apron, Inc., and Blue Apron Merger Sub, Inc., a Delaware

corporation which we refer to as Merger Sub, was a direct, wholly-owned subsidiary of Blue Apron Holdings, Inc. Both Blue Apron Holdings, Inc. and Merger Sub were organized for the sole purpose of implementing our corporate reorganization. On December 28, 2016, Merger Sub merged with and into Blue Apron, Inc., with Blue Apron, Inc. continuing as the surviving corporation. Each issued and outstanding share of common stock of Blue Apron, Inc. was converted into one share of common stock of Blue Apron Holdings, Inc. and each issued and outstanding share of preferred stock of Blue Apron, Inc. was converted into one share of preferred stock of Blue Apron Holdings, Inc. The separate corporate existence of Merger Sub ceased and all of the issued and outstanding shares of Blue Apron Holdings, Inc. owned by Blue Apron, Inc. were automatically canceled and retired. As a result of our corporate reorganization, each stockholder of Blue Apron, Inc. became a stockholder of Blue Apron Holdings, Inc., holding the same proportional equity interests and voting power as of immediately prior to our corporate reorganization, and Blue Apron, Inc. became a direct, wholly-owned subsidiary of Blue Apron Holdings, Inc. The certificate of incorporation and bylaws of Blue Apron Holdings, Inc. were amended and restated to be identical to those of Blue Apron, Inc. as of immediately prior to our corporate reorganization, and the initial directors and executive officers of Blue Apron Holdings, Inc. were the same individuals who were directors and executive officers of Blue Apron, Inc. as of immediately prior to our corporate reorganization. On December 28, 2016, immediately after the merger, Blue Apron, Inc. converted into Blue Apron, LLC, a Delaware limited liability company, which we refer to as Opco.

          In connection with our corporate reorganization, Blue Apron Holdings, Inc. assumed the Restated Blue Apron, Inc. 2012 Equity Incentive Plan, as previously amended, and then amended and restated the plan in its entirety. We refer to the Restated Blue Apron, Inc. 2012 Equity Incentive Plan, as so amended and restated, as the Blue Apron Holdings, Inc. 2012 Equity Incentive Plan, or the 2012 Equity Incentive Plan. Blue Apron Holdings, Inc. also assumed Blue Apron, Inc.'s obligations under the various investor agreements that had been entered into in connection with the Series D preferred stock financing of Blue Apron, Inc. in May 2015. The other liabilities of Blue Apron, Inc., including under its revolving credit facility, were not assumed by Blue Apron Holdings, Inc. in our corporate reorganization and therefore continue to be obligations of Opco, and the assets of Blue Apron, Inc. were not transferred to Blue Apron Holdings, Inc. and continue to be assets of Opco.

          In connection with our corporate reorganization, we also implemented a tri-class capital structure consisting of two classes of voting common stock, Class A common stock and Class B common stock, and one class of non-voting stock, Class C capital stock. To implement the tri-class capital structure, all then-outstanding shares of common stock, each then having one vote per share, were reclassified into shares of Class B common stock, having ten votes per share, and all then-outstanding securities convertible into or exercisable for common stock became convertible into or exercisable for Class B common stock. For a description of our tri-class capital structure, see "Description of Capital Stock—Class A, Class B and Class C Stock."

Our Corporate Information

          Our principal executive offices are located at 5 Crosby Street, New York, New York 10013, and our telephone number at that address is (347) 719-4312. Our website address is www.blueapron.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

          "Blue Apron," our logo, and other trademarks or trade names of Blue Apron, LLC appearing in this prospectus are our property. This prospectus also contains trademarks and trade names of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.

Implications of Being an Emerging Growth Company

          We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including:

  •
  reduced disclosure about our executive compensation arrangements;

  •
  exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments; and

  •
  exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

          We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

          In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

 THE OFFERING

Class A common stock offered	30,000,000 shares
Class A common stock to be outstanding after this offering	30,042,687 shares
Class B common stock to be outstanding after this offering	159,541,206 shares
Class C capital stock to be outstanding after this offering	None
Total Class A common stock, Class B common stock, and Class C capital stock to be outstanding after this offering	189,583,893 shares
Underwriters' option to purchase additional shares of Class A common stock	4,500,000 shares
Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock in this offering will be approximately $278.5 million, after deducting the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for the Class A common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital.

We intend to use the net proceeds of this offering for working capital, capital expenditures, and general corporate purposes.
Voting rights

We have two classes of voting common stock, Class A common stock and Class B common stock, and one class of non-voting stock, Class C capital stock. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Shares of Class C capital stock have no voting rights, except as otherwise required by law.

Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Upon the completion of this offering, the holders of the outstanding shares of Class B common stock will collectively hold approximately 98.2% of the voting power of our outstanding capital stock, and Matthew B. Salzberg, our president and chief executive officer, will hold approximately 29.2% of the voting power of our outstanding capital stock. As a result, the holders of the outstanding shares of Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.

Directed share program

At our request, the underwriters have reserved 5% of the shares of Class A common stock in this offering for sale to certain of our employees and their friends and family and certain of our suppliers and vendors at the initial public offering price. The number of shares of Class A common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the directed shares in the program. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby. See "Underwriting."

Dividend policy

We anticipate that we will retain all of our future earnings to finance the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. See "Dividend Policy."

Risk factors

You should read the "Risk Factors" section beginning on page 16 and the other information included in this prospectus for a discussion of factors to consider before deciding to invest in shares of our Class A common stock.

New York Stock Exchange symbol	"APRN"

          The number of shares of Class A common stock, Class B common stock, and Class C capital stock to be outstanding after this offering is based on (1) 159,541,206 shares of Class B common stock outstanding as of May 31, 2017 (assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock and the automatic conversion of an aggregate principal amount of $64.6 million and all accrued and unpaid interest outstanding on our convertible promissory notes, or the convertible notes, into an aggregate of 7,023,201 shares of Class B common stock upon the completion of this offering),

(2) 42,687 shares of Class A common stock outstanding as of May 31, 2017 and (3) no shares of Class C capital stock outstanding as of May 31, 2017, and excludes:

  •
  11,638,660 shares of Class B common stock issuable upon the exercise of options outstanding under the 2012 Equity Incentive Plan as of May 31, 2017, with a weighted-average exercise price of $6.99 per share;

  •
  417,711 shares of Class B common stock reserved for issuance under the 2012 Equity Incentive Plan as of May 31, 2017; and

  •
  25,000,000 shares of Class A common stock that will be reserved for issuance under the 2017 Equity Incentive Plan upon the closing of this offering.

          In addition, the number of shares of Class A common stock reserved for issuance under the 2017 Equity Incentive Plan upon the closing of this offering will be subject to automatic annual increases in accordance with the terms of such plan.

          Except as otherwise noted, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock upon the closing of this offering;

  •
  the issuance of 7,023,201 shares of Class B common stock upon the automatic conversion of the convertible notes upon the closing of this offering;

  •
  no exercise of the outstanding options described above; and

  •
  no exercise by the underwriters of their option to purchase up to an additional 4,500,000 shares from us.

          All share information contained in this prospectus has been adjusted to reflect the following stock splits as if they had been in effect during all periods presented:

  •
  On July 22, 2013, we effected a forward stock split pursuant to which (1) each then-outstanding share of common stock became ten shares of common stock and (2) the number of shares issuable upon conversion or exercise of all then-outstanding securities convertible into or exercisable for common stock was increased by a factor of ten and the exercise or conversion price therefor was reduced by a factor of ten.

  •
  On February 11, 2015, we effected another forward stock split pursuant to which (1) each then-outstanding share of common stock became five shares of common stock and (2) the number of shares issuable upon conversion or exercise of all then-outstanding securities convertible into or exercisable for common stock was increased by a factor of five and the exercise or conversion price therefor was reduced by a factor of five.

 SUMMARY CONSOLIDATED FINANCIAL DATA

          The following table presents summary consolidated financial data for our business for the periods indicated. The summary consolidated statements of operations data presented below for the years ended December 31, 2014, 2015, and 2016 have been derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2016 and 2017 and the consolidated balance sheet data as of March 31, 2017 have been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for such periods. Our historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial data in conjunction with the sections entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands, except share and per-share amounts)
				(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Net revenue	$77,806	$340,803	$795,416	$172,098	$244,843
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	72,223	263,271	532,682	112,523	168,531
Marketing	13,960	51,362	144,141	25,413	60,605
Product, technology, general, and administrative	21,811	70,151	165,179	29,690	63,210
Depreciation and amortization	611	2,917	8,217	1,485	4,180

Total operating expenses	108,605	387,701	850,219	169,111	296,526

Income (loss) from operations	(30,799)	(46,898)	(54,803)	2,987	(51,683)
Interest income (expense) and other income (expense), net	(4)	(6)	25	57	(470)

Income (loss) before income taxes	(30,803)	(46,904)	(54,778)	3,044	(52,153)
Provision for income taxes	—	(61)	(108)	(27)	(41)

Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,194)

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands, except share and per-share amounts)
				(unaudited)	(unaudited)
Net income (loss) per share attributable to Class B common and Class C capital stockholders:
Basic	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)
Diluted	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)
Weighted-average shares used to compute net income (loss) per share attributable to Class B common and Class C capital stockholders:
Basic	34,841,852	51,137,406	65,425,609	61,973,247	67,090,001
Diluted	34,841,852	51,137,406	65,425,609	69,307,608	67,090,001
Pro forma net income (loss) per share attributable to Class B common and Class C capital stockholders (unaudited)(1):
Basic			$(0.36)		$(0.34)
Diluted			$(0.36)		$(0.34)
Pro forma weighted-average shares used to compute net income (loss) per share attributable to Class B common and Class C capital stockholders (unaudited)(1):
Basic			150,616,160		152,280,552
Diluted			150,616,160		152,280,552

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017
	(in thousands)
Other Financial Data:
Adjusted EBITDA(2)	$(26,523)	$(42,876)	$(43,621)	$5,048	$(46,265)
Net cash from (used in) operating activities	$(16,859)	$(26,396)	$(23,545)	$5,955	$(19,039)

	As of March 31, 2017
	(in thousands) (unaudited)
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$61,167	$61,167	$341,922
Working capital(5)	(84,826)	(84,826)	(87,078)
Total assets	322,465	322,465	600,968
Total liabilities	311,477	311,477	311,477
Convertible preferred stock	194,869	—	—
Total stockholders' equity (deficit)	(183,881)	10,988	289,491

(1)
Pro forma basic and diluted net income (loss) per share have been calculated assuming the automatic conversion of all outstanding shares of convertible preferred stock into 85,190,551 shares of Class B common stock.

(2)
See "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for information regarding our use of non-GAAP financial measures and a reconciliation of such measures to their most directly comparable GAAP equivalents.

(3)
The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all of our outstanding shares of convertible preferred stock into 85,190,551 shares of Class B common stock in connection with our initial public offering.

(4)
The pro forma as adjusted column in the consolidated balance sheet data table above also reflects our sale of 30,000,000 shares of Class A common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us. The pro forma as adjusted column does not give effect to the automatic conversion of the convertible notes upon the closing of this offering.

(5)
We define working capital as current assets (excluding cash and cash equivalents) less current liabilities.

RISK FACTORS

          Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition, operating results, cash flow and prospects could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a limited operating history and a novel business model, which make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

          We have a limited operating history and a novel business model, which make it difficult to evaluate our future prospects and the risks and challenges we may encounter in seeking to execute on our strategies. These risks and difficulties include our ability to:

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  forecast our revenues and plan our operating expenses;

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  attract new customers and retain existing customers;

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  manage growth in our personnel and operations;

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  expand our product offerings;

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  maintain and grow the value of our brand and reputation;

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  scale our supply chain while avoiding material disruptions or adverse incidents in our operations;

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  maintain relationships with our existing suppliers and secure relationships with new suppliers to supply quality ingredients for use in our product offerings;

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  scale and adapt our supply chain, production, operations and expenses, including marketing expenses, in response to customer demand and seasonal trends;

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  adapt to evolving trends in the ways consumers purchase, prepare and consume food, as well as in how consumers interact with technology;

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  comply with laws and regulations applicable to our business, including food safety, employment and health and safety regulations; and

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  hire, integrate, and retain talented employees with a broad and varied range of skills and expertise.

          If the demand for our products does not develop as we expect, or if we fail to address the needs of our customers or fail to maintain relationships with our suppliers, our business would be materially harmed. The cumulative effects of these factors or our inability to manage any of the risks and challenges identified above and elsewhere in this section could result in, among other things, large fluctuations and unpredictability in our quarterly and annual operating results, meaning that comparing our operating results on a period-to-period basis may not be meaningful and that we might fail to meet industry, financial analyst or investor expectations for any period. If we are unable to successfully address these risks and challenges, our business, financial condition and operating results would be materially adversely affected.

We have a history of losses, and we may be unable to achieve or sustain profitability.

          We have experienced net losses in each year since our inception. In the years ended December 31, 2014, 2015 and 2016, we incurred net losses of $(30.8) million, $(47.0) million and $(54.9) million, respectively. In the three months ended March 31, 2016 and 2017, we generated net income of $3.0 million and incurred a net loss of $(52.2) million, respectively. We anticipate that our operating expenses and capital expenditures will increase substantially in the foreseeable future as we continue to invest to increase our customer base and supplier network, expand our marketing channels, invest in our distribution and fulfillment infrastructure, hire additional employees and enhance our technology and infrastructure capabilities. Our expansion efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue and margins sufficiently to offset these higher expenses. We incur significant expenses in developing our technology, building out our fulfillment centers, obtaining and storing ingredients and other products, and marketing the products we offer. In addition, many of our expenses, including the costs associated with our existing and future fulfillment centers, are fixed. Accordingly, we may not be able to achieve or maintain profitability, and we may incur significant losses for the foreseeable future.

If we fail to cost-effectively acquire new customers or retain our existing customers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

          Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to cost-effectively acquire new customers, to retain existing customers, and to keep existing customers engaged so that they continue to purchase products from us. If we are unable to cost-effectively acquire new customers, retain our existing customers or keep existing customers engaged, our business, financial condition and operating results would be materially adversely affected. Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase products from us. Many of our new customers originate from referrals from existing customers, and therefore we must ensure that our existing customers remain loyal to us in order to continue receiving those referrals.

          Our new customers typically evaluate whether our product offerings fit their lifestyles, tastes and preferences before deciding whether to continue purchasing our product offerings and, if so, the frequency at which they make purchases. Our net revenue in any period is essentially a function of our ability to attract and retain customers and the frequency and size of the orders placed by those customers. While an increase in order frequency or size could potentially offset losses of customers and, similarly, an increase in the number of customers could potentially offset a reduction in the frequency or size of the orders placed by our customers, any inability by us to continue to derive net revenue from our existing customers consistent with our historical performance could materially adversely affect our business, financial condition and operating results.

          We spend significant amounts on advertising and other marketing activities, such as television, digital and social media, direct mail, radio and podcasts, and email, to acquire new customers, retain and engage existing customers, and promote our brand, and we expect our marketing expenses to continue to comprise a significant portion of our operating expenses. For 2014, 2015 and 2016, our marketing expenses were $14.0 million, $51.4 million and $144.1 million, respectively, representing approximately 17.9%, 15.1% and 18.1% of net revenue, respectively. For the three months ended March 31, 2016 and 2017, our marketing expenses were $25.4 million and $60.6 million, respectively, representing approximately 14.8% and 24.8% of net revenue, respectively. Despite our focus on marketing activities, we may fail to identify cost-efficient marketing opportunities as we scale our investments in marketing or fail to fully understand or estimate the conditions and behaviors that drive customer behavior. If any of our marketing activities prove less successful than anticipated in attracting new customers or retaining existing customers, we may not be able to recover our marketing spend, our cost to acquire new customers may increase, and our existing customers may reduce the frequency or size of their purchases from us. In addition, our third-party marketing partners may not provide adequate value for their services. Any of the foregoing events could materially adversely affect our business, financial condition and operating results.

If we fail to manage future growth effectively, our business could be materially adversely affected.

          We have grown rapidly since inception and anticipate further growth. For example, our net revenue increased from $77.8 million in 2014 to $340.8 million in 2015 and to $795.4 million in 2016, and from $172.1 million for the three months ended March 31, 2016 to $244.8 million for the three months ended March 31, 2017. The number of our full-time employees increased from 1,051 at December 31, 2014 to 2,997 at December 31, 2015, to 5,028 at December 31, 2016 and to 5,202 at March 31, 2017. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business and our product offerings will place significant demands on our management and operations teams and require significant additional resources to meet our needs, which may not be available in a cost-effective manner or at all. We are also required to manage relationships with various suppliers and other third parties, and expend time and effort to integrate new suppliers into our fulfillment operations. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain high-quality product offerings.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

          Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents (including food tampering or contamination) caused by products we sell, or involving suppliers that supply us with ingredients and other products, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs or harm to our reputation. Shipment of adulterated products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

          The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination, whether or not caused by our products, could subject us or our suppliers to a food recall pursuant to the Food Safety Modernization Act of the United States Food and Drug Administration, or FDA, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or as a result of an adverse impact on our brand and reputation.

          In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. In the near future, FDA requirements will require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Our business depends on a strong and trusted brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

          We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Blue Apron brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our food safety, quality assurance, marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers or suppliers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

          We believe that our customers hold us and our products to a high food safety standard. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and lost confidence in our company, brand or products, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results.

          In addition, in recent years, there has been a marked increase in the use of social media platforms and other forms of Internet-based communications that provide individuals with access to broad audiences, and the availability of information on social media platforms is virtually immediate, as can be its impact. Many social media platforms immediately publish the content their participants post, often without filters or checks on accuracy of the content posted. Furthermore, other Internet-based or traditional media outlets may in turn reference or republish such social media content to an even broader audience. Information concerning us, regardless of its accuracy, may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may materially harm our brand, reputation, performance, prospects and business, and such harm may be immediate and we may have little or no opportunity to respond or to seek redress or a correction.

          The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly could compromise our ability to handle customer complaints effectively.

Changes in consumer tastes and preferences or in consumer spending and other economic or financial market conditions could materially adversely affect our business.

          Our operating results may be materially adversely affected by changes in consumer tastes. Our success depends in part on our ability to anticipate the tastes, eating habits and lifestyle preferences of consumers and to offer products that appeal to consumer tastes and preferences. Consumer tastes and preferences may change from time to time and can be affected by a number of different trends and other factors that are beyond our control. For example, our sales could be materially adversely affected by changes in consumer demand in response to nutritional and dietary trends, dietary concerns regarding items such as calories, sodium, carbohydrates or fat, or concerns regarding food safety. Our competitors may react more efficiently and effectively to these changes than we can. We cannot provide any assurances regarding our ability to respond effectively to changes in consumer health perceptions or our ability to adapt our product offerings to trends in eating habits. If we fail to anticipate, identify or react to these changes and trends, or to introduce new and improved products on a timely basis, we may experience reduced demand for our products, which could materially adversely affect our business, financial condition and operating results.

          In addition, the business of selling food products over the Internet is dynamic and continues to evolve. The market segment for food delivery has grown significantly, and this growth may not continue. If customers cease to find value in this model or otherwise lose interest in our product offerings or our business model generally, we may not acquire new customers in numbers sufficient to grow our business or retain existing customers at rates consistent with our business model, and our business, financial condition and operating results could be materially adversely affected.

          Furthermore, preferences and overall economic conditions that impact consumer confidence and spending, including discretionary spending, could have a material impact on our business. Economic conditions affecting disposable consumer income such as employment levels, business conditions, changes in housing market conditions, the availability of credit, interest rates, tax rates, fuel and energy costs, the effect of natural disasters or acts of terrorism, and other matters could reduce consumer spending or cause consumers to shift their spending to lower-priced alternatives, each of which could materially adversely affect our business, financial condition and operating results.

Changes in food costs and availability could materially adversely affect our business.

          The success of our business depends in part on our ability to anticipate and react to changes in food and supply costs and availability. We are susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, market changes, increased competition, general risk of inflation, exchange rate fluctuations, seasonal fluctuations, shortages or interruptions, weather conditions, changes in global climates, global demand, food safety concerns, generalized infectious diseases, changes in law or policy, declines in fertile or arable lands, product recalls and government regulations. In particular, food deflation could reduce the attractiveness of our product offerings relative to competing products and thus reduce our sales growth and overall sales, while food inflation, particularly periods of rapid inflation, could reduce our profitability as there may be a lag between the time of the price increase and the time at which we are able to increase the price of our product offerings. We generally do not have long-term supply contracts or guaranteed purchase commitments with our food suppliers, and we do not hedge our commodity risks. In limited circumstances, we may enter into strategic purchasing commitment contracts with certain suppliers, but many of these contracts are relatively short in duration and may provide only limited protection from price fluctuations, and the use of these arrangements may limit our ability to benefit from favorable price movements. As a result, we may not be able to anticipate, react to or mitigate against cost fluctuations which could materially adversely affect our business, financial condition and operating results.

          Any increase in the prices of the ingredients most critical to our recipes, or scarcity of such ingredients, such as vegetables, poultry, beef, pork and seafood, would adversely affect our operating results. Alternatively, in the event of cost increases or decrease of availability with respect to one or more of our key ingredients, we may choose to temporarily suspend including such ingredients in our recipes, rather than paying the increased cost for the ingredients. Any such changes to our available recipes could materially adversely affect our business, financial condition and operating results.

If we fail to successfully develop new product offerings and enhance our existing product offerings, our ability to attract new customers and retain existing customers, and our business, financial condition and operating results, may be materially adversely affected.

          Our customers have a wide variety of options for purchasing food, including traditional and online grocery stores and restaurants, and consumer tastes and preferences may change from time to time. Our ability to attract new customers, retain existing customers, and increase customer engagement with us will depend in part on our ability to successfully create and introduce new product offerings and to improve upon and enhance our existing product offerings. As a result, we may introduce significant changes to our existing product offerings or develop and introduce new and unproven product offerings. If our new or enhanced product offerings are unsuccessful, including because they fail to generate sufficient revenue or operating profit to justify our investments in them, our business and operating results could be materially adversely affected. Furthermore, new customer demands, tastes or interests, superior competitive offerings or a deterioration in our product quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model. In addition, we frequently experiment with and test different product offerings and marketing and pricing strategies. If these experiments and tests are unsuccessful, or if the product offerings and strategies we introduce based on the results of such experiments and tests do not perform as expected, our ability to attract new customers, retain existing customers and increase customer engagement may be adversely affected.

          Developing and launching new product offerings or enhancements to our existing product offerings involves significant risks and uncertainties, including risks related to the reception of such product offerings by our existing and potential future customers, increases in operational complexity, unanticipated delays or challenges in implementing such offerings or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast demand and related supply) and negative publicity in the event such new or enhanced product offerings are perceived to be unsuccessful. We have scaled our business rapidly, and significant new initiatives have in the past resulted in, and in the future may result in, operational challenges affecting our business. In addition, developing and launching new product offerings and enhancements to our existing product offerings may involve significant upfront capital investments and such investments may not prove to be justified. Any of the foregoing risks and challenges could materially adversely affect our ability to attract and retain customers as well as our visibility into expected operating results, and could materially adversely affect our business, financial condition and operating results.

Our historical revenue growth has masked seasonal fluctuations in our operating results. As our growth rate moderates or seasonal patterns become more pronounced, seasonality could have a material impact on our results.

          Our business is seasonal in nature, which impacts the levels at which customers engage with our products and brand, and, as a result, the growth trends of our revenue and our expenses fluctuate from quarter to quarter. For example, we anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we generally anticipate lower customer engagement. In addition, our marketing strategies, which may be informed by these seasonal trends, will impact our quarterly results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." These trends may cause our cash requirements to vary from quarter to quarter depending on the variability in the volume and timing of sales. We believe that these seasonal trends have affected and will continue to affect our quarterly results. Our historical revenue growth has masked the impact of seasonality, but as our growth rate moderates or seasonal spending by our customers becomes more pronounced, seasonality could have a more significant impact on our operating results from period to period.

Increased competition presents an ongoing threat to the success of our business.

          We expect competition in food sales generally, and with companies providing food delivery in particular, to continue to increase. We compete with other food and meal-delivery companies, the supermarket industry, a wide array of food retailers (including natural and organic, specialty, conventional, mass, discount and other food retail formats), conventional supermarkets, other food retailers, and online supermarket retailers. We also compete with a wide array of casual dining and quick-service restaurants and other food service businesses in the restaurants industry, as well as a broad range of online wine retailers, wine specialty stores and retail liquor stores. In addition, we compete with food manufacturers, consumer packaged goods companies, providers of logistics services, and other food and ingredient producers. Any international expansion of our business will present additional challenges from competition unique to each new market, compounded by the fact that we currently do not have experience offering our products outside of the United States.

          We believe that our ability to compete depends upon many factors both within and beyond our control, including:

  •
  the size and composition of our customer base;

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  our reputation and brand strength relative to our competitors;

  •
  consumer tastes and preferences;

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  the flexibility and variety of our product offerings relative to our competitors;

  •
  our selling and marketing efforts;

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  the quality and price of products offered by us and our competitors;

  •
  our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business;

  •
  the convenience of the experience that we provide; and

  •
  our ability to cost-effectively source, market and distribute the products we offer and to manage our operations.

          Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. In addition, business combinations and consolidation in and across the industries in which we compete could further increase the competition we face and result in competitors with significantly greater resources and customer bases than us. Further, some of our other current or potential competitors may be smaller, less regulated, and have a greater ability to reposition their product offerings than companies that, like us, operate at a larger scale. These factors may allow our competitors to derive greater sales and profits from their existing customer base, acquire customers at lower costs, respond more quickly than we can to changes in consumer demand and tastes, or otherwise compete with us effectively, which may adversely affect our business, financial condition and operating results. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate additional sales more effectively than we do.

If we do not successfully build out and operate our fulfillment centers and logistics channels, including by expanding our use of automation, and manage our ongoing real property and operational needs, our business, financial condition and operating results could be materially adversely affected.

          If we do not successfully build out and operate our fulfillment centers, we may experience insufficient or excess fulfillment capacity, increased costs, impairment charges or other harm to our business. We have encountered in the past, and may encounter in the future, difficulty in hiring a sufficient number of employees to adequately staff our fulfillment centers, requiring us to use temporary workers through third parties at greater cost and with lower levels of performance. If we do not have sufficient fulfillment capacity or experience problems or delays in fulfilling orders, our customers may experience delays in receiving their meal deliveries, which could harm our reputation and our customer relationships and could materially adversely affect our business, financial condition and operating results. In addition, any disruption in, or the loss of operations at, one or more of our fulfillment centers, even on a short term basis, could delay or postpone production of our products, which could materially adversely affect our business, financial condition and operating results.

          We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. Furthermore, we are expanding the use of automated production equipment and processes in our existing fulfillment centers and are incorporating automated production equipment and processes into our new Linden, New Jersey fulfillment center that we are in the process of building out. As we continue to add capacity, capabilities and automated production equipment and processes to our fulfillment centers, our fulfillment operations will become increasingly complex and challenging. Any failure to hire, train or retain employees capable of operating our fulfillment centers could materially adversely affect our business, financial condition and operating results. We also may be unable to procure and implement automated production equipment and processes on a timely basis, and they may not operate as intended or achieve anticipated cost efficiencies. For example, suppliers could miss their equipment delivery schedules, new production lines and operations could improve less rapidly than expected, or not at all, the equipment or processes could require longer design time than anticipated or redesigning after installation, and new production technology may involve equipment and processes with which we are not fully experienced. Difficulties we experience in automating our fulfillment processes could impair our ability to reduce costs and could materially adversely affect our business, financial condition and operating results. In addition, any disruption in the operation of our fulfillment centers, including due to factors such as earthquakes, weather, fires, floods, power losses, telecommunications failures, acts of war or terrorism, human errors and similar events or disruptions, could materially adversely affect our business, financial condition and operating results.

          Assuming we continue to grow, we will need to continue to add additional fulfillment and storage capacity in order to meet customer demand. For example, we are in the process of building out a new fulfillment center in Linden, New Jersey, which we have recently begun utilizing, and have entered into a lease for another new fulfillment center in Fairfield, California, which is currently under construction. See "Business—Facilities." Upon completion of our new fulfillment centers in Linden, New Jersey and Fairfield, California, we anticipate that such fulfillment centers, together with our Arlington, Texas fulfillment center, will comprise our primary fulfillment operations for the foreseeable future. We are evaluating, and intend to continue to evaluate, our ongoing real property and operational needs, including as they relate to our Jersey City, New Jersey and Richmond, California facilities. If we do not successfully manage our ongoing real property and operational needs or if we redeploy these facilities for other uses or vacate these facilities, we may experience insufficient or excess fulfillment capacity, increased costs, impairment charges or other harm to our business, financial condition and operating results. In addition, we expect to incur higher capital expenditures in the future, primarily related to our new fulfillment centers. For a discussion of our projected future capital expenditures, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity." The timing and amount of our projected capital expenditures is dependent upon a number of factors, including the actual and forecasted growth in our business, and may vary significantly from our estimates, and we cannot assure you that these and any other new fulfillment centers will be timely constructed, that we will effectively integrate new facilities into our existing fulfillment operations, that our fulfillment software systems will continue to meet our business needs, or that we will be able to execute our expansion plans or recruit qualified managerial and operational personnel necessary to support our expansion plans. The expansion of our fulfillment capacity will put pressure on our managerial, financial, operational, technological and other resources.

          If we are unable to expand our fulfillment operations and increase our fulfillment capacity or to effectively control expansion-related expenses, or if we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, any of which could harm our reputation and our relationships with our customers. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur.

Our ability to source quality ingredients and other products is critical to our business, and any disruption to our supply or supply chain could materially adversely affect our business.

          We depend on frequent deliveries of ingredients and other products from a variety of local, regional, national and international suppliers, and some of our suppliers may depend on a variety of other local, regional, national and international suppliers to fulfill the purchase orders we place with them. The availability of such ingredients and other products at competitive prices depends on many factors beyond our control, including the number and size of farms, ranches and vineyards that provide crops, livestock and raw materials for making wine that meet our quality and production standards.

          We rely on our suppliers, and their supply chains, to meet our quality and production standards and specifications and supply ingredients and other products in a timely and safe manner. We have developed and implemented a series of measures to ensure the safety and quality of our third party-supplied products, including using contract specifications, certificates of identity for some products or ingredients, sample testing by suppliers and sensory based testing. However, no safety and quality measures can eliminate the possibility that suppliers may provide us with defective or out-of-specification products against which regulators may take action or which may subject us to litigation or require a recall. Suppliers may provide us with food that is or may be unsafe, food that is below our quality standards or food that is improperly labeled. In addition to a negative customer experience, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions if we incorporate a defective or out-of-specification item into one of our deliveries.

          Furthermore, there are many factors beyond our control which could cause shortages or interruptions in the supply of our ingredients and other products, including adverse weather, environmental factors, natural disasters, unanticipated demand, labor or distribution problems, changes in law or policy, food safety issues by our suppliers and their supply chains, and the financial health of our suppliers and their supply chains. Production of the agricultural products used in our business may also be materially adversely affected by drought, water scarcity, temperature extremes, scarcity of agricultural labor, changes in government agricultural programs or subsidies, import restrictions, scarcity of suitable agricultural land, crop conditions, crop or animal diseases or crop pests. Failure to take adequate steps to mitigate the likelihood or potential effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition and operating results, particularly in circumstances where an ingredient or product is sourced from a single supplier or location.

          In addition, unexpected delays in deliveries from suppliers that ship directly to our fulfillment centers or increases in transportation costs (including through increased fuel costs) could materially adversely affect our business, financial condition and operating results. Labor shortages or work stoppages in the transportation industry, long-term disruptions to the national transportation infrastructure, reduction in capacity and industry-specific regulations such as hours-of-service rules that lead to delays or interruptions of deliveries could also materially adversely affect our business, financial condition and operating results.

          We currently source certain of our ingredients from suppliers located outside of the United States. Any event causing a disruption or delay of imports from suppliers located outside of the United States, including weather, drought, crop-related diseases, the imposition of import or export restrictions, restrictions on the transfer of funds or increased tariffs, destination-based taxes, value-added taxes, quotas or increased regulatory requirements, could increase the cost or reduce the supply of our ingredients and the other materials required by our product offerings, which could materially adversely affect our business, financial condition and operating results. Furthermore, our suppliers' operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions, each of which could adversely affect our access or ability to source ingredients and other materials used in our product offerings on a timely or cost-effective basis.

The reliable and cost-effective storage, transport and delivery of ingredients and other products and our product offerings is critical to our business, and any interruptions, delays or failures could materially adversely affect our reputation, business, financial condition and operating results.

          We maintain arrangements with third parties to store ingredients and other products, to deliver ingredients and other products from our suppliers to our fulfillment centers and to transport ingredients and other products between our fulfillment centers. Interruptions or failures in these services could delay or prevent the delivery of these ingredients and other products to us and therefore adversely affect our ability to fulfill our customers' orders. These interruptions may be due to events that are beyond our control or the control of the third parties with whom we contract. In addition, we are in the process of expanding our internal capabilities with respect to storing ingredients and other products and transporting ingredients and other products both from our suppliers to our storage locations and fulfillment centers and between our storage locations and fulfillment centers. These expansion efforts may fail to meet our expectations and may not prove to be cost-effective or as operationally efficient as our current arrangements with third parties, each of which could materially adversely affect our business, financial condition and operating results.

          We also maintain arrangements with third-party transport carriers to deliver the food products we sell to our customers. Interruptions, delays or failures in these carrier services could prevent the timely or proper delivery of these products, which may result in significant product inventory losses given the highly perishable nature of our food products. These interruptions may be due to events that are beyond our control or the control of these carriers, including adverse weather and natural disasters. If we are not able to maintain acceptable pricing and other terms with these carriers or they experience performance problems or other difficulties, we may not be able to deliver orders in a timely manner and meet customer expectations, and our business and reputation could suffer.

          We rely on third-party transport carriers for the delivery of our wines to our customers. State and federal laws regulate the ability of transport carriers to transport wine, and carriers may be required to obtain licenses in order to deliver wine to our customers. Changes in our access to those carriers, including changes in prices or changes in our relationships with those carriers, changes in the laws allowing third-party transport of wine, or regulatory discipline against licenses held by those carriers, could materially adversely affect our wine business.

          Delivery of the products we sell to our customers could also be affected or interrupted by the merger, acquisition, insolvency, or government shut-down of the carriers we engage to make deliveries. If the products we sell are not delivered in proper condition or on a timely basis, our business and reputation could suffer.

Any failure to adequately store, maintain and deliver quality perishable foods could materially adversely affect our business, financial condition and operating results.

          Our ability to adequately store, maintain and deliver quality perishable foods is critical to our business. We store food products, which are highly perishable, in refrigerated fulfillment centers and ship them to our customers inside boxes that are insulated with thermal liners and frozen refrigerants to maintain appropriate temperatures in transit and use refrigerated third-party delivery trucks to support temperature control for shipments to certain locations. Keeping our food products at specific temperatures maintains freshness and enhances food safety. In the event of extended power outages, natural disasters or other catastrophic occurrences, failures of the refrigeration systems in our fulfillment centers or third-party delivery trucks, failure to use adequate packaging to maintain appropriate temperatures, or other circumstances both within and beyond our control, our inability to store highly perishable inventory at specific temperatures could result in significant product inventory losses as well as increased risk of food-borne illnesses and other food safety risks. Improper handling or storage of food by a customer—without any fault by us—could result in food-borne illnesses, which could nonetheless result in negative publicity and harm to our brand and reputation. The occurrence of any of these risks could materially adversely affect our business, financial condition and operating results.

If we lose key management or fail to meet our growing need for qualified employees with specialized skills, our business, financial condition and operating results could be materially adversely affected.

          Our continued success is dependent upon our ability to retain key management, particularly Matthew B. Salzberg, our president and chief executive officer, Matthew J. Wadiak, our chief operating officer, and Ilia M. Papas, our chief technology officer. Messrs. Salzberg, Wadiak and Papas and our other executive officers are employees "at will" and could elect to terminate their employment with us at any time. We do not maintain "key person" insurance on the lives of Messrs. Salzberg, Wadiak or Papas or other executive officers.

          Our continued success is also dependent upon our ability to attract and retain other qualified employees possessing a broad range of skills and expertise. We may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, and, to attract top talent, we must offer competitive compensation packages before we have the opportunity to validate the productivity and effectiveness of new employees. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to meet our hiring needs or successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could all suffer. Any of these factors could materially adversely affect our business, financial condition and operating results.

We rely on our proprietary technology and data to forecast customer demand and to manage our supply chain, and any failure of this technology could materially adversely affect our business, financial condition and operating results.

          We rely on our proprietary technology and data to forecast demand and predict our customers' orders, determine the amounts of ingredients and other supply to purchase, and to optimize our in-bound and out-bound logistics for delivery and transport of our supply to our fulfillment centers and of our product offerings to customers. If this technology fails or produces inaccurate results at any step in this process—such as if the data we collect from customers is insufficient or incorrect, if we over or underestimate future demand, or if we fail to optimize delivery routes to our customers—we could experience increased food waste or shortages in key ingredients, the operational efficiency of our supply chain may suffer (including as a result of excess or shortage of fulfillment center capacity) or our customers may experience delays or failures in the delivery of our product offerings, for example by missing ingredients. Moreover, forecasts and predictions based on historical data, regardless of any historical patterns or the quality of the underlying data, are inherently uncertain, and unforeseen changes in consumer tastes or external events could result in material inaccuracy of our forecasts and predictions, which could result in disruptions in our business and our incurrence of significant costs and waste. Furthermore, any interruptions or delays in our ability to use or access our proprietary technology could lead to interruptions or delays in our supply chain. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition and operating results.

The termination of, or material changes to, our relationships with key suppliers or vendors could materially adversely affect our business, financial condition and operating results.

          We currently depend on a limited number of suppliers for some of our key ingredients. We strive to work with suppliers that engage in certain growing, raising or farming standards that we believe are superior to conventional practices and that can deliver products that are specific to our quality, food safety and production standards. Currently, there are a limited number of meat and seafood suppliers that are able to simultaneously meet our standards and volume requirements. As such, these suppliers could be difficult to replace if we were no longer able to rely on them. We also work with suppliers that grow specialty or unique ingredients for us. It can take a significant amount of time and resources to identify, develop and maintain relationships with certain suppliers, including suppliers that grow specialty or unique products for us. In the event of any disruptions to our relationships with our specialty crop growers, the ingredients they grow for us would be difficult to replace. The termination of, or material changes to, arrangements with key suppliers or vendors, disagreements with key suppliers or vendors as to payment or other terms, or the failure of a key supplier or vendor to meet its contractual obligations to us may require us to contract with alternative suppliers or vendors. For example, the failure of a key supplier to meet its obligations to us or otherwise deliver ingredients at the volumes that meet our quality and production standards could require us to make purchases from alternative suppliers or make changes to our product offerings. If we have to replace key suppliers or vendors, we may be subject to pricing or other terms less favorable than those we currently enjoy, and it may be difficult to identify and secure relationships with alternative suppliers or vendors that are able to meet our volume requirements, food safety and quality or other standards. If we cannot replace or engage suppliers or vendors who meet our specifications and standards in a short period of time, we could encounter increased expenses, shortages of ingredients and other items, disruptions or delays in customer shipments or other harm. In this event, we could experience a significant reduction in sales and incur higher costs for replacement goods and customer refunds during the shortage or thereafter, any of which could materially adversely affect our business, financial condition and operating results.

          In our wine business, we rely on the use of third-party alternating proprietorship winemaking facilities. We rely on the host or owner of such facilities to ensure that the facilities are operational and maintained in good condition. Changes in our access to those facilities, including changes in prices or changes in our relationships with the third parties who own and operate those facilities, or regulatory discipline against licenses held by those third parties, or any failure by such third parties to maintain their facilities in good condition, may impair our ability to produce wines at such facilities and could materially adversely affect our wine business.

Higher labor costs due to statutory and regulatory changes could materially adversely affect our business, financial condition and operating results.

          Various federal and state labor laws govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers' compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As our employees are paid at rates set above, but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially adversely affect our business, financial condition and operating results.

Unionization activities may disrupt our operations and adversely affect our profitability.

          Although none of our employees is currently covered under a collective bargaining agreement, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were to deviate significantly from our current compensation and benefits structure, our business, financial condition and operating results could be materially adversely affected. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and the resolution of labor disputes may increase our costs.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

          We rely extensively on data and information systems for our supply chain, order processing, fulfillment operations, financial reporting, human resources and various other operations, processes and transactions. Furthermore, a significant portion of the communications between, and storage of personal data of, our personnel, customers and suppliers depends on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed. We also rely on third-parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third-parties, could materially adversely affect our business, financial condition and operating results.

Our business is subject to data security risks, including security breaches.

          We, or our third-party vendors on our behalf, collect, process, store and transmit substantial amounts of information, including information about our customers. We take steps to protect the security and integrity of the information we collect, process, store or transmit, but there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite such efforts. Security breaches, computer malware, computer hacking attacks and other compromises of information security measures have become more prevalent in the business world and may occur on our systems or those of our vendors in the future. Large Internet companies and websites have from time to time disclosed sophisticated and targeted attacks on portions of their websites, and an increasing number have reported such attacks resulting in breaches of their information security. We and our third-party vendors are at risk of suffering from similar attacks and breaches. Although we take steps to maintain confidential and proprietary information on our information systems, these measures and technology may not adequately prevent security breaches and we rely on our third-party vendors to take appropriate measures to protect the security and integrity of the information on those information systems. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against us, we may be unable to anticipate or prevent these attacks. In addition, a party who is able to illicitly obtain a customer's identification and password credentials may be able to access the customer's account and certain account data.

          Any actual or suspected security breach or other compromise of our security measures or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not be adequate to reimburse us for direct losses caused by any such security breach or indirect losses due to resulting customer attrition.

          We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers' computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

We are subject to risks associated with payments to us from our customers and other third parties, including risks associated with fraud.

          Nearly all of our customers' payments are made by credit card or debit card. We currently rely exclusively on one third-party vendor to provide payment processing services, including the processing of payments from credit cards and debit cards, and our business would be disrupted if this vendor becomes unwilling or unable to provide these services to us and we are unable to find a suitable replacement on a timely basis. We are also subject to payment brand operating rules, payment card industry data security standards and certification requirements, which could change or be reinterpreted to make it more difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from customers, which would make our services less convenient and attractive to our customers and likely result in a substantial reduction in revenue. We may also incur losses as a result of claims that the customer did not authorize given purchases, fraud, erroneous transmissions and customers who have closed bank accounts or have insufficient funds in their accounts to satisfy payments owed to us.

          We are subject to, or voluntarily comply with, a number of other laws and regulations relating to the payments we accept from our customers and third parties, including with respect to money laundering, money transfers, privacy, and information security, and electronic fund transfers. These laws and regulations could change or be reinterpreted to make it difficult or impossible for us to comply. If we were found to be in violation of any of these applicable laws or regulations, we could be subject to civil or criminal penalties and higher transaction fees or lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, which may make our services less convenient and less attractive to our customers and diminish the customer experience.

We may require additional capital to fund the expansion of our business, and our inability to obtain such capital could materially adversely affect our business, financial condition and operating results.

          To support our expanding business, we must have sufficient capital to continue to make significant investments. We cannot assure you that cash generated by our operations will be sufficient to allow us to fund such expansion. If cash flows from operations are not sufficient, we may need additional equity or debt financing to provide the funds required to expand our business. If such financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. For example, covenants contained in our revolving credit agreement include limitations on our ability to pay dividends; create, incur or assume indebtedness or liens; consummate a merger, sale, disposition or similar transaction; engage in transaction with affiliates; and make investments. Equity financing, or debt financing that is convertible into equity, could result in dilution to our existing stockholders.

          Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies may require us to delay, scale back or eliminate some or all of our operations or the expansion of our business, which could materially adversely affect our business, financial condition and operating results.

Our results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

          Natural disasters, such as hurricanes, tornadoes, floods, earthquakes, droughts and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; crop or animal diseases; crop pests; political crises, such as terrorist attacks, war and other political instability or uncertainty; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations or the operations of one or more of our suppliers. In particular, these types of events could impact our supply chain from or to the impacted region given our dependency on frequent deliveries of ingredients and other products from a variety of local, regional and national suppliers. In addition, these types of events could adversely affect consumer spending in the impacted regions or our ability to deliver our products to our customers. To the extent any of these events occur, our business, financial condition and operating results could be materially and adversely affected.

We may be unsuccessful in making, integrating and maintaining acquisitions, joint ventures and strategic investments.

          We expect to evaluate and consider a wide array of potential strategic transactions, including acquisitions and dispositions of businesses, joint ventures, new technologies, services, products and other assets and strategic investments. Any of these transactions could be material to our business, financial condition and operating results. The process of integrating any acquired business or operating any joint venture may create unforeseen operating difficulties and expenditures. We may face difficulties in incorporating supply or distribution channels, technology and rights into our existing product offerings, and we may experience unanticipated expenses relating to these and other integration processes. We may also face known and unknown liabilities associated with a company we acquire or in which we invest.

          We may not realize the anticipated benefits of any or all of our acquisitions, joint ventures or investments in the time frame expected or at all. Valuations supporting our acquisitions and strategic investments could change rapidly. Following any such transaction, we could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could materially adversely affect our business, financial condition and operating results through the write-off of goodwill and other impairment charges.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

          We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

          To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management's attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be materially adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Our Intellectual Property

We may be accused of infringing or violating the intellectual property rights of others.

          Other parties have claimed or may claim in the future that we infringe or violate their trademarks, patents, copyrights, domain names, publicity rights or other proprietary rights. Such claims, regardless of their merit, could result in litigation or other proceedings and could require us to expend significant financial resources and attention by our management and other personnel that otherwise would be focused on our business operations, result in injunctions against us that prevent us from using material intellectual property rights, or require us to pay damages to third parties. We may need to obtain licenses from third parties who allege that we have infringed or violated their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or use on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property that we do not own, which would require us to develop alternative intellectual property. To the extent we rely on open source software, we may face claims from third parties that claim ownership of the open source software or derivative works that were developed using such software, or otherwise seek to enforce the terms of the applicable open source license. Similar claims might also be asserted regarding our in-house software. These risks have been amplified by the increase in intellectual property claims by third parties whose sole or primary business is to assert such claims. As our business expands, we are likely to be subject to intellectual property claims against us with increasing frequency, scope and magnitude. We may also be obligated to indemnify affiliates or other partners who are accused of violating third parties' intellectual property rights by virtue of those affiliates or partners' agreements with us, and this could increase our costs in defending such claims and our damages. Furthermore, such affiliates and partners may discontinue their relationship with us either as a result of injunctions or otherwise. The occurrence of these results could harm our brand or materially adversely affect our business, financial position and operating results.

We may not be able to adequately protect our intellectual property rights.

          We regard our customer lists and other consumer data, trademarks, service marks, domain names, copyrights, trade dress, trade secrets, know-how, proprietary technology and similar intellectual property as critical to our success. We cannot be sure that our intellectual property portfolio will not be infringed, violated or otherwise challenged by third parties, or that we will be successful in enforcing, defending or combatting any such infringements, violations, or challenges. We also cannot be sure that the law might not change in a way that would affect the nature or extent of our intellectual property ownership.

          We rely on registered and unregistered trademark, copyright and trade secret protection and other intellectual property protections under applicable law to protect these proprietary rights. While we have taken steps toward procuring trademark registration for several of our trademarks in key countries around the world and have entered or may enter into contracts to assist with the procurement and protection of our trademarks, we cannot assure you that our common law, applied-for, or registered trademarks are valid and enforceable, that our trademark registrations and applications or use of our trademarks will not be challenged by known or unknown third parties, or that any pending trademark applications will issue or provide us with any competitive advantage. Effective intellectual property protection may not be available to us or may be challenged by third parties. Furthermore, regulations governing domain names may not protect our trademarks and other proprietary rights that may be displayed on or in conjunction with our website and other marketing media. We may be unable to prevent third parties from acquiring or retaining domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

          We also rely on confidentiality, supplier, license and other agreements with our employees, suppliers and others. There is no guarantee that these third parties will comply with these agreements and refrain from misappropriating our proprietary rights. Misappropriation of our proprietary rights could materially adversely affect our business, financial position and operating results.

          We may not be able to discover or determine the extent of any unauthorized use or infringement or violation of our intellectual property or proprietary rights. Third parties also may take actions that diminish the value of our proprietary rights or our reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our proprietary rights or prevent third parties from continuing to infringe or misappropriate these rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights, which could materially adversely affect our business, financial condition and operating results.

          Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could be costly, time-consuming and distracting to management, result in a diversion of resources, the impairment or loss of portions of our intellectual property and could materially adversely affect our business, financial condition and operating results. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to use information that we regard as proprietary to create product offerings that compete with ours.

          We currently operate only in the United States. To the extent that we determine to expand our business internationally, we will encounter additional risks, including different, uncertain or more stringent laws relating to intellectual property rights and protection.

Risks Related to Government Regulation of Our Food Operations

We are subject to extensive governmental regulations, which require significant expenditures and ongoing compliance efforts.

          We are subject to extensive federal, state and local regulations. Our food processing facilities and products are subject to inspection by the U.S. Department of Agriculture, or USDA, the FDA and various state and local health and agricultural agencies. Applicable statutes and regulations governing food products include rules for labeling the content of specific types of foods, the nutritional value of that food and its serving size, as well as rules that protect against contamination of products by food-borne pathogens. Many jurisdictions also provide that food producers adhere to good manufacturing or production practices (the definitions of which may vary by jurisdiction)

with respect to processing food. Recently, the food safety practices and procedures in the meat processing industry have been subject to more intense scrutiny and oversight by the USDA, and future outbreaks of diseases among cattle, poultry or pigs could lead to further governmental regulation of our business or of our suppliers. In addition, our fulfillment centers are subject to various federal, state and local laws and regulations relating to workplace safety and workplace health. Failure to comply with all applicable laws and regulations could subject us or our suppliers to civil remedies, including fines, injunctions, product recalls or seizures and criminal sanctions, any of which could have a material adverse effect on our business, financial condition and operating results. Furthermore, compliance with current or future laws or regulations could require us to make significant expenditures or otherwise materially adversely affect our business, financial condition and operating results.

Even inadvertent, non-negligent or unknowing violations of federal, state or local regulatory requirements could expose us to adverse governmental action and materially adversely affect our business, financial condition and operating results.

          The Federal Food, Drug, and Cosmetic Act, or FDCA, which governs the shipment of foods in interstate commerce, generally does not distinguish between intentional and unknowing, non-negligent violations of the law's requirements. Most state and local laws operate similarly. Consequently, almost any deviation from subjective or objective requirements of the FDCA or state or local law leaves us vulnerable to a variety of civil and criminal penalties. As a rapidly growing company, we often deploy new equipment, update our facilities or occupy new facilities. These activities require us to adjust our operations and regulatory compliance systems to meet rapidly changing conditions. Although we have adopted and implemented systems to prevent the production of unsafe or mislabeled products, any failure of those systems to prevent or anticipate an instance or category of deficiency could result in significant business interruption and financial losses to us. The occurrence of events that are difficult to prevent completely, such as the introduction of pathogenic organisms from the outside environment into our facilities, also may result in the failure of our products to meet legal standards. Under these conditions we could be exposed to civil and criminal regulatory action.

          In some instances we may be responsible or held liable for the activities and compliance of our third-party vendors and suppliers, despite limited visibility into their operations. Although we monitor and carefully select our third-party vendors and suppliers, they may fail to adhere to regulatory standards, or our quality standards or labor and employment practices, and we may fail to identify deficiencies or violations on a timely basis or at all. In addition, recent legislation in California called the Transparency in Supply Chains Act of 2010 requires us to audit our suppliers with respect to certain risks related to slavery and human trafficking and to mitigate any such risks in our operations, and any failure to disclose issues or other non-compliance could subject us to action by the California Attorney General.

          We cannot assure you that we will always be in full compliance with all applicable laws and regulations or that we will be able to comply with any future laws and regulations. Failure to comply with these laws and regulations could materially adversely affect our business, financial condition and operating results.

Changes to law, regulation or policy applicable to foods could leave us vulnerable to adverse governmental action and materially adversely affect our business, financial condition and operating results.

          The food industry is highly regulated. We invest significant resources in our efforts to comply with the local, state and federal food regulatory regimes under which we operate. However, we cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws and regulations will not be adopted or become applicable to us or the products we distribute. We also operate under a business model that is relatively new to the food industry, in which we rapidly source, process, store and package meal ingredients—including fresh fruits and vegetables, and poultry, beef and seafood, each of which may be subject to a unique regulatory regime—and ship them directly to consumers in the course of e-commerce transactions. Our business model leaves our business particularly susceptible to changes in and reinterpretations of compliance policies of the FDA and other government agencies, and some of our competitors may interpret the applicability of the same or similar laws and regulations to their businesses differently than we interpret them. Furthermore, certain recently promulgated FDA regulations, such as the requirements regarding food defense, are not yet in effect, and it is unclear how the FDA may interpret and enforce many other recent regulations, presenting considerable future uncertainty. The recent U.S. presidential election, bringing with it a change in senior federal government officials and policy priorities, creates additional uncertainty.

          Our existing compliance structures may be insufficient to address the changing regulatory environment and changing expectations from government regulators regarding our business model. This may result in gaps in compliance coverage or the omission of necessary new compliance activity. Furthermore, the expansion of our business internationally would require us to comply with foreign laws and regulations, including those related to food safety, employment and health and safety, each of which may be materially different than the laws and regulations applicable to us in the United States. In addition, and regardless of our prospective compliance status, our business, financial condition and operating results could be materially adversely affected by future changes in applicable law and regulations.

          Furthermore, we recently began conducting livestock and poultry operations, which are subject to a variety of federal, state and local legal and regulatory requirements, including regarding the discharge of materials and pollutants and animal welfare.

Our facilities and operations are governed by numerous and sometimes conflicting registration, licensing and reporting requirements.

          Our fulfillment centers are required to be registered with the federal government and, depending on their location, are also subject to the authority of state and local governments. In some cases, disparate registration and licensing requirements lead to legal uncertainty, inconsistent government classifications of our operations and unpredictable governmental actions. Regulators may also change prior interpretations of governing licensing and registration requirements. Our relatively new business model leaves us particularly susceptible to these factors. If we misapply or misidentify licensing or registration requirements, fail to maintain our registrations or licenses or otherwise violate applicable requirements, our products may be subject to seizure or recall and our operations subject to injunction. This could materially adversely affect our business, financial condition and operating results.

          Similarly, we are required to submit reports to the FDA's Reportable Food Registry in the event that we determine a product may present a serious danger to consumers. The reporting requirement may be triggered based on a subjective assessment of incomplete and changing facts. Our inventory moves very rapidly throughout our supply and distribution chain. Should we fail, in a timely fashion, to identify and report a potentially reportable event which, subsequently, is determined to have been reportable, government authorities may institute civil or criminal enforcement actions against us, and may result in civil litigation against us or criminal charges against certain of our employees. This could materially adversely affect our business, financial condition and operating results.

Good manufacturing process standards and food safety compliance metrics are complex, highly subjective and selectively enforced.

          The federal regulatory scheme governing food products establishes guideposts and objectives for complying with legal requirements rather than providing clear direction on when particular standards apply or how they must be met. For example, new FDA regulations referred to as Hazard Analysis and Risk-Based Preventive Controls for Human Food require that we evaluate food safety hazards inherent to our specific products and operations. We must then implement "preventive controls" in cases where we determine that qualified food safety personnel would recommend that we do so. Determining what constitutes a food safety hazard, or what a qualified food safety expert might recommend to prevent such a hazard, requires evaluating a variety of situational factors. This analysis is necessarily subjective, and a government regulator may find our analysis or conclusions inadequate. Similarly, the standard of "good manufacturing practice" to which we are held in our food production operations relies on a hypothesis regarding what individuals and organizations qualified in food manufacturing and food safety would find to be appropriate practices in the context of our operations. Our business model, and the scale and nature of our operations, have relatively few meaningful comparisons among traditional food companies. Government regulators may disagree with our analyses and decisions regarding the good manufacturing practices appropriate for our operations.

          Decisions made or processes adopted by us in producing our meals are subject to after-the-fact review by government authorities, sometimes years after the fact. Similarly, governmental agencies and personnel within those agencies may alter, clarify or even reverse previous interpretations of compliance requirements and the circumstances under which they will institute formal enforcement activity. It is not always possible accurately to predict regulators' responses to actual or alleged food-production deficiencies due to the large degree of discretion afforded regulators. We may be vulnerable to civil or criminal enforcement action by government regulators if they disagree with our analyses, conclusions, actions or practices. This could materially adversely affect our business, financial condition and operating results.

Packaging, labeling and advertising requirements are subject to varied interpretation and selective enforcement.

          We operate under a novel business model in which we source, process, store and package meal ingredients and ship them directly to consumers. Most FDA requirements for mandatory food labeling are decades old and were adopted prior to the advent of large-scale, direct-to-consumer food sales and e-commerce platforms. Consequently, we, like our competitors, must make judgments regarding how best to comply with labeling and packaging regulations and industry practices not designed with our specific business model in mind. Government regulators may disagree with these judgments, leaving us open to civil or criminal enforcement action. This could materially adversely affect our business, financial condition and operating results.

          We are subject to detailed and complex requirements for how our products may be labeled and advertised, which may also be supplemented by guidance from governmental agencies. Generally speaking, these requirements divide information into mandatory information that we must present to consumers and voluntary information that we may present to consumers. Packaging, labeling, disclosure and advertising regulations may describe what mandatory information must be provided to consumers, where and how that information is to be displayed physically on our materials or elsewhere, the terms, words or phrases in which it must be disclosed, and the penalties for non-compliance.

          Voluntary statements made by us to our customers, whether on our packages, websites, in print, in radio, on television or in package inserts, can be subject to FDA regulation, Federal Trade

Commission, or FTC, regulation, USDA regulation, state and local regulation, or any combination of the foregoing. These statements may be subject to specific requirements, subjective regulatory evaluation, or both. FDA, FTC, USDA and state- and local-level regulations and guidance can be confusing and subject to conflicting interpretations. Guidelines, standards and market practice for, and consumers' understandings of, certain types of voluntary statements, such as those characterizing the nutritional and other attributes of food products, continue to evolve rapidly, and regulators may attempt to impose civil or criminal penalties against us if they disagree with our approach to using voluntary statements. Furthermore, in recent years the FDA has increased enforcement of its regulations with respect to nutritional, health and other claims related to food products, and plaintiffs have commenced legal actions against a number of companies that market food products positioned as "natural" or "healthy," asserting false, misleading and deceptive advertising and labeling claims, including claims related to such food being "all natural" or that they lack any genetically modified ingredients. Should we become subject to similar claims or actions, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded, and the cost of defending against any such claims could be significant. The occurrence of any of the foregoing risks could materially adversely affect our business, financial condition and operating results.

Risks Related to Government Regulation of our Wine Business

If we do not comply with the specialized regulations and laws that regulate the alcoholic beverage industry, our business could be materially adversely affected.

          Alcoholic beverages are highly regulated at both the federal and state levels. Regulated areas include production, importation, product labeling, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, and relationships among alcoholic beverage producers, wholesalers and retailers. We cannot assure you that we will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our wine business.

          Licenses issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, sell and ship wine. We have state and federal licenses, and must remain in compliance with state and federal laws in order to keep our licenses in good standing. Compliance failures can result in fines, license suspension or license revocation. In some cases, compliance failures can also result in cease and desist orders, injunctive proceedings or other criminal or civil penalties. If our licenses do not remain in good standing, our wine business could be materially adversely affected.

          Our wine business relies substantially on state laws that authorize the shipping of wine by out-of-state producers directly to in-state consumers. Those laws are relatively new in many states, and it is common for the laws to be modified. Adverse changes to laws allowing a producer to ship wine to consumers across state lines could materially adversely affect our wine business.

Other Risks Related to Government Regulation

Government regulation of the Internet, e-commerce and other aspects of our business is evolving, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws.

          We are subject to a number of regulations and laws that apply generally to businesses, as well as regulations and laws specifically governing the Internet and e-commerce and the marketing, sale and delivery of goods and services over the Internet. Existing and future regulations and laws may impede the growth and availability of the Internet and online services and may limit our ability to grow our business. These laws and regulations, which continue to evolve, cover taxation, tariffs, privacy and data protection, data security, pricing, content, copyrights, distribution, mobile and other communications, advertising practices, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of product offerings that are offered online. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, consumer protection, libel and personal privacy apply or will be enforced with respect to the Internet and e-commerce, as many of these laws were adopted prior to the advent of the Internet and e-commerce and do not contemplate or address the unique issues they raise. Moreover, as e-commerce continues to evolve, increasing regulation and enforcement efforts by federal and state agencies and the prospects for private litigation claims related to our data collection, privacy policies or other e-commerce practices become more likely. In addition, the adoption of any laws or regulations, or the imposition of other legal requirements, that adversely affect our ability to market, sell, and deliver our products could decrease our ability to offer, or customer demand for, our offerings, resulting in lower revenue, and existing or future laws or regulations could impair our ability to expand our product offerings, which could also result in lower revenue and make us more vulnerable to increased competition. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also require us to change our business practices, raise compliance costs or other costs of doing business and materially adversely affect our business, financial condition and operating results.

Failure to comply with privacy-related obligations, including federal and state privacy laws and regulations and other legal obligations, or the expansion of current or the enactment of new privacy-related obligations could materially adversely affect our business.

          A variety of federal and state laws and regulations govern the collection, use, retention, sharing, transfer and security of customer data. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards with respect to our collection, use, retention, sharing or security of customer data.

          We strive to comply with all applicable laws, regulations, self-regulatory requirements, policies and legal obligations relating to privacy, data usage, and data protection. It is possible, however, that these laws, regulations and other obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and which may conflict with other rules or requirements or our practices. We cannot guarantee that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements and obligations.

          We have posted our privacy policy which describes our practice related to the collection, use and disclosure of customer data on our website and in our mobile application. Any failure, or perceived failure, by us to comply with our posted privacy policy or with any federal or state laws, regulations, self-regulatory requirements, industry standards, or other legal obligations could result in claims, proceedings or actions against us by governmental entities, customers or others, or other liabilities, or could result in a loss of customers, any of which could materially adversely affect our business, financial condition and operating results. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policy and practices could result in a loss of customers and could materially adversely affect our business, financial condition and operating results.

          Additionally, existing privacy-related laws, regulations, self-regulatory obligations and other legal obligations are evolving and are subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies may expand current laws or enact new laws regarding privacy matters, and courts may interpret existing privacy-related laws and regulations in new or different manners. In addition, as we expand our business internationally we may be subject to non-U.S. privacy, data protection, consumer protection and other laws and regulations, which in some cases are more restrictive than those in the United States. For example, the European Union traditionally has imposed stricter obligations under such laws than the United States. Consequently, the expansion of our operations internationally may require changes to the ways we collect and use consumer information.

          Changes in privacy-related laws, regulations, self-regulatory obligations and other legal obligations, or changes in industry standards or consumer sentiment, could require us to incur substantial costs or to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to consumers. Any of these effects could materially adversely affect our business, financial condition and operating results.

If government regulations relating to the Internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses, which could materially adversely affect our business.

          The adoption or modification of laws or regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for e-commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model, which could materially adversely affect our business, financial condition and operating results.

Our failure to collect state or local sales, use or other similar taxes could result in substantial tax liabilities, including for past sales, as well as penalties and interest, and our business could be materially adversely affected.

          We do not collect state or local sales, use or other similar taxes in any jurisdictions in which we do not have a physical presence, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect state and local sales, use and other similar taxes with respect to online sales of our products. In addition, we do not collect state or local sales, use or other similar taxes in certain jurisdictions in which we do have a physical presence in reliance on applicable exemptions. However, an increasing number of states have considered or adopted laws or administrative practices that attempt to impose obligations on remote sellers and online marketplaces to collect taxes on their behalf, and our reliance on such case law and exemptions in certain jurisdictions could be challenged. A successful assertion by one or more states requiring us to collect taxes where we do not do so could result in substantial tax liabilities, including for past sales as well as penalties and interest, and could materially adversely affect our business, financial condition and operating results.

Changes in tax treatment of companies engaged in e-commerce could materially adversely affect the commercial use of our sites and our business, financial condition and operating results.

          Due to the global nature of the Internet, it is possible that various states or, if we expand internationally, foreign countries, might attempt to impose additional or new regulation on our business or levy additional or new sales, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations may subject us or our customers to additional sales, income and other taxes. For example, Congress is considering various approaches to legislation that would require companies engaged in e-commerce to collect sales tax taxes on Internet revenue. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes and, in particular, sales taxes, value-added taxes and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling products over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could materially adversely affect our business, financial condition and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.

          We may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. federal and state income tax purposes. As of December 31, 2015 and 2016, we had U.S. federal net operating loss carryforwards of $57.0 million and $62.9 million, respectively, and state net operating loss carryforwards of $35.8 million and $42.0 million, respectively. In general, Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, limits the ability of a company that undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) to utilize our net operating loss carryforwards and tax credit carry forwards and certain built-in losses recognized in years after the ownership change. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, Section 383 of the Code generally limits the amount of tax liability in any post-ownership change year that can be reduced by pre-ownership change tax credit carryforwards. If we were to undergo an "ownership change," it could materially limit our ability to utilize our net operating loss carryforwards and other deferred tax assets. In addition, our federal and state net operating loss carryforwards will each expire at various dates beginning in 2033, if not utilized. Our net operating loss carryforwards may expire unutilized or underutilized, which could prevent us from offsetting future taxable income.

Risks Related to Our Class A Common Stock and this Offering

An active trading market for our Class A common stock may not develop, and you may not be able to resell your shares of our Class A common stock at or above the initial offering price.

          Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price, at the time that you would like to sell them, or at all. The initial public offering price of our Class A common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our Class A common stock after the offering. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

The market price of our Class A common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering.

          The market price of our Class A common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Some of the factors that may cause the market price of our Class A common stock to fluctuate include:

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  price and volume fluctuations in the overall stock market from time to time;

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  volatility in the market price and trading volume of comparable companies;

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  actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

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  announcements of new service offerings, strategic alliances or significant agreements by us or by our competitors;

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  departure of key personnel;

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  litigation involving us or that may be perceived as having an adverse effect on our business;

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  changes in general economic, industry and market conditions and trends;

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  investors' general perception of us;

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  sales of large blocks of our stock; and

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  announcements regarding industry consolidation.

          In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

Our quarterly operating results or other operating metrics may fluctuate significantly, which could cause the trading price of our Class A common stock to decline.

          Our quarterly operating results and other operating metrics have fluctuated in the past and may in the future fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

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  the level of demand for our service offerings and our ability to maintain and increase our customer base;

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  the timing and success of new service introductions by us or our competitors or any other change in the competitive landscape of our market;

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  the mix of products sold;

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  order rates by our customers;

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  pricing pressure as a result of competition or otherwise;

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  delays or disruptions in our supply chain;

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  our ability to reduce costs;

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  errors in our forecasting of the demand for our products, which could lead to lower revenue or increased costs;

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  seasonal or other variations in buying patterns by our customers;

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  increases in and timing of sales and marketing and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

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  levels of customer credits and refunds;

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  adverse litigation judgments, settlements or other litigation-related costs;

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  food safety concerns, regulatory proceedings or other adverse publicity about us or our products;

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  costs related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs;

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  changes in consumer tastes and preferences; and

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  general economic conditions.

          Any one of the factors above or the cumulative effect of some of the factors above may result in significant fluctuations in our operating results.

          The variability and unpredictability of our quarterly operating results or other operating metrics could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

We will have broad discretion in the use of the net proceeds of this offering and may not use them effectively.

          Our management will have broad discretion to use the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We expect to use the net proceeds of this offering for working capital, capital expenditures and general corporate purposes. See "Use of Proceeds." Because we will have broad discretion in the application of the net proceeds from this offering, our management may fail to apply these funds effectively, which could materially adversely affect our ability to operate and grow our business. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

If securities or industry analysts do not publish, or cease publishing, research or reports about us, our business or our market, or if they publish negative evaluations of our stock or the stock of other companies in our industry, the price of our stock and trading volume could decline.

          The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by industry or financial analysts. If no analysts or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock or the stock of other companies in our industry, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment as a result of this offering.

          If you purchase Class A common stock in this offering, you will incur immediate and substantial dilution of $8.47 per share, representing the difference between the initial public offering price of $10.00 per share and our pro forma as adjusted net tangible book value per share after giving effect to this offering and the automatic conversion of all outstanding shares of preferred stock and the automatic conversion of the outstanding principal amount of, and all accrued and unpaid interest on, our outstanding convertible notes into Class B common stock upon the closing of this offering. Moreover, to the extent outstanding options are exercised, you will incur further dilution. See the "Dilution" section of this prospectus.

Because we do not expect to pay any dividends on our Class A common stock for the foreseeable future, investors in this offering may never receive a return on their investment.

          You should not rely on an investment in our Class A common stock to provide dividend income. We do not anticipate that we will pay any cash dividends to holders of our Class A common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A common stock.

Our tri-class capital structure has the effect of concentrating voting control with our president and chief executive officer, Matthew B. Salzberg, and the other holders of Class B common stock. This structure will limit or preclude your ability to influence corporate matters, including a change of control, and might affect the market price of our Class A common stock.

          We are offering shares of Class A common stock in this offering. Upon completion of this offering, our capital structure will consist of three classes of stock: Class B common stock, with ten votes per share; Class A common stock, with one vote per share; and non-voting Class C capital stock. Upon completion of this offering and assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock in this offering: stockholders who hold shares of Class B common stock, including our executive officers, employees and directors and their affiliates, will together hold approximately 98.2% of the voting power of our outstanding capital stock; our executive officers, directors, stockholders that own greater than 5% of our outstanding capital stock and their respective affiliated entities will together hold approximately 87.5% of the voting power of our outstanding capital stock; and our president and chief executive officer, Matthew B. Salzberg, will hold approximately 29.2% of the voting power of our outstanding capital stock. Because of the ten-to-one voting ratio between the Class B common stock and Class A common stock, the holders of Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets, so long as the outstanding shares of Class B common stock represent at least 9.1% of the total number of outstanding shares of Class A common stock and Class B common stock. This concentrated control will limit or preclude your ability to influence corporate matters, including a change of control of our company, for the foreseeable future, and might affect the market price of our Class A common stock.

          Future transfers by holders of Class B common stock will generally result in those shares converting into Class A common stock, with limited exceptions and permitted transfers described in our restated certificate of incorporation. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted transferees of such stockholder, will convert automatically into one share of Class A common stock upon the death or permanent and total disability of such stockholder, subject to a conversion delay of nine months in the event of the death or permanent and total disability of one of our founders, Matthew B. Salzberg, Ilia M. Papas or Matthew J. Wadiak. The conversion of Class B common stock into Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares of Class B common stock in the long term. If, for example, Mr. Salzberg retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of the Class A common stock and Class B common stock. For a description of our tri-class capital structure, see "Description of Capital Stock—Class A, Class B and Class C Stock."

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

          If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could substantially decline. Based on shares outstanding as of May 31, 2017, on the closing of this offering, we will have outstanding a total of 30,042,687 shares of Class A common stock, 159,541,206 shares of Class B common stock, and no shares of Class C capital stock, assuming no exercise of outstanding options, and after giving effect to the automatic conversion of all of our outstanding shares of preferred stock and the automatic conversion of the outstanding aggregate principal amount of, and accrued and unpaid interest on, our outstanding convertible notes into shares of Class B common stock (excluding the underwriters' option to purchase additional shares of Class A common stock). This includes the 30,000,000 shares of Class A common stock that we are selling in this offering, which may be resold in the public market immediately. The remaining 42,687 shares of our Class A common stock and 159,541,206 shares of our Class B common stock, which together represent 84.2% of our outstanding shares after this offering, are currently, and will be following the closing of this offering, restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations, under federal securities laws with respect to affiliate sales. Each of our directors, executive officers, and other holders of substantially all our outstanding shares have entered into lock-up agreements with the underwriters under which the holders of such securities have agreed that, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, they will not dispose of or hedge any of their capital stock or securities convertible into or exchangeable for shares of capital stock during the period from the date of this prospectus continuing to and including (i) with respect to 20% of the securities subject to these agreements, 120 days after the date of this prospectus and (ii) with respect to the remaining balance of the securities subject to these agreements, 180 days after the date of this prospectus. However, if such 120-day or 180-day period would end during the period beginning 14 calendar days prior to the end of one of our fiscal quarters or our fiscal year and ending on the day after the second full trading day following the date on which we publicly release earnings for such fiscal quarter or fiscal year, the applicable restricted period will end on the day after the second full trading day following the date on which we publicly release such earnings. Upon each release of the foregoing restrictions, our securityholders subject to a lock-up agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to a release of the foregoing restrictions. For a description of the lock-up agreements, see the "Shares Eligible for Future Sale" and "Underwriting" sections of this prospectus.

          In addition, as of May 31, 2017, there were 11,638,660 shares of Class B common stock subject to outstanding options and an additional 417,711 shares of Class B common stock reserved for issuance under our equity incentive plans that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended, or the Securities Act. Moreover, after this offering, holders of an aggregate of 158,347,577 shares of our Class B common stock as of May 31, 2017, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of Class A common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions imposed on our affiliates under Rule 144.

Anti-takeover provisions in our restated certificate of incorporation and our amended and restated bylaws, as well as provisions of Delaware law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.

          Our restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our Class A common stock. These provisions may also prevent or delay attempts by our stockholders to replace or remove our management. Our corporate governance documents include provisions:

  •
  establishing a classified board of directors with staggered three-year terms so that not all members of our board are elected at one time;

  •
  providing that directors may be removed by stockholders only for cause and only with a vote of the holders of at least 66-2/3% of the votes that all our stockholders would be entitled to cast for the election of directors;

  •
  limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

  •
  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

  •
  authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our Class A common stock; and

  •
  limiting the liability of, and providing indemnification to, our directors and officers.

          As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders holding shares representing more than 15% of the voting power of our outstanding voting stock from engaging in certain business combinations with us. Any provision of our restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

          The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our Class A common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your Class A common stock in an acquisition.

Our restated certificate provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders. Our restated certificate of incorporation further provides that the federal district courts of the United States of the America are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

          Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery or (4) any action asserting a claim governed by the internal affairs doctrine. Our restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

Our management team has limited experience managing a public company.

          Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could materially adversely affect our business, financial condition and operating results.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

          As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an emerging growth company. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

          We are currently evaluating our internal controls, identifying and remediating any deficiencies in those internal controls and documenting the results of our evaluation, testing and remediation. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest to management's report on the effectiveness of our internal controls, which will be required after we are no longer an emerging growth company, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline.

          In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

          We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We are an "emerging growth company," and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.

          We are an "emerging growth company," as defined in the JOBS Act, and may remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of this offering, subject to specified conditions. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. These exemptions include reduced disclosure obligations regarding executive compensation and exemptions from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements. In this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

          In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. Accordingly, we will incur additional costs in connection with complying with the accounting standards applicable to public companies at such time or times as they become applicable to us.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans, and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

          In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the "Risk Factors" section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

  •
  our expectations regarding our expenses and revenue, our ability to maintain and grow adjusted EBITDA, the sufficiency of our cash resources, and needs for additional financing;

  •
  our ability to cost-effectively attract new customers and retain existing customers;

  •
  our ability to expand our product offerings;

  •
  our ability to maintain and grow the value of our brand and reputation;

  •
  our ability to manage our growth;

  •
  our expectations regarding, and the stability of, our supply chain, including potential shortages or interruptions in the supply or delivery of ingredients;

  •
  our ability to maintain food safety and prevent food-borne illness incidents;

  •
  changes in consumer tastes and preferences or in consumer spending;

  •
  our ability to effectively compete;

  •
  our ability to attract and retain qualified employees and key personnel;

  •
  our ability to comply with modified or new laws and regulations applying to our business;

  •
  our vulnerability to adverse weather conditions or natural disasters; and

  •
  our ability to obtain and maintain intellectual property protection.

          While we may elect to update these forward-looking statements at some point in the future, whether as a result of any new information, future events, or otherwise, we have no current intention of doing so except to the extent required by applicable law.

 USE OF PROCEEDS

          We estimate that the net proceeds from the sale of our Class A common stock in this offering will be approximately $278.5 million, after deducting the underwriting discount and estimated offering expenses payable by us. If the underwriters fully exercise their option to purchase additional shares from us in this offering, we estimate that the net proceeds will be approximately $321.0 million.

          The principal purposes of this offering are to create a public market for our Class A common stock, facilitate access to the public equity markets, increase our visibility in the marketplace and obtain additional capital.

          We intend to use the net proceeds of this offering for working capital, capital expenditures and general corporate purposes. In addition, we believe that opportunities may exist from time to time to expand our current business through acquisitions of or investments in complementary products, technologies or businesses. While we have no current agreements, commitments or understandings for any specific acquisitions at this time, we may use a portion of the net proceeds for these purposes.

          Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations, the anticipated growth of our business, and the availability and terms of alternative financing sources to fund our growth. Pending their use as described above, we intend to invest our net proceeds from this offering in short-term, interest-bearing investment-grade securities, certificates of deposit, bank deposits, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

          We have never declared or paid any dividends on our capital stock. We anticipate that we will retain all of our future earnings to finance the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our board of directors may deem relevant. In addition, our revolving credit facility contains covenants that could restrict our ability to pay cash dividends.

 CAPITALIZATION

          The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) the automatic conversion of all outstanding shares of preferred stock into Class B common stock upon the closing of this offering, (2) the restatement of our certificate of incorporation in connection with this offering and (3) the issuance in May 2017 of 42,687 shares of Class A common stock in exchange for an equal number of shares of Class C capital stock; and

  •
  on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments set forth above, (2) the automatic conversion of our outstanding convertible notes, and all accrued and unpaid interest thereon, into 7,023,201 shares of Class B common stock upon the closing of this offering, and (3) our sale of 30,000,000 shares of Class A common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us.

          You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	As of March 31, 2017

	Actual	Pro Forma	Pro Forma As Adjusted

	(in thousands, except share and per-share amounts)
Cash and cash equivalents	$61,167	$61,167	$341,922

Convertible preferred stock, $0.0001 par value, 17,371,402 shares authorized, 14,500,938 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma and pro forma as adjusted	194,869	—	—

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value: 0 shares authorized, 0 shares issued and outstanding, actual; 10,000,000 shares authorized, 0 shares issued and outstanding pro forma and pro forma as adjusted	—	—	—
Class A common stock, $0.0001 par value: 177,000,000 shares authorized; 0 shares issued and outstanding, actual; 1,500,000,000 shares authorized, 42,687 shares issued and outstanding pro forma; 1,500,000,000 shares authorized, 30,042,687 shares issued and outstanding pro forma as adjusted	—	—	3
Class B common stock, $0.0001 par value: 175,000,000 shares authorized; 67,156,678 shares issued and outstanding, actual; 175,000,000 shares authorized, 152,347,229 shares issued and outstanding pro forma; 175,000,000 shares authorized, 159,370,430 shares issued and outstanding pro forma as adjusted	7	15	16
Class C capital stock, $0.0001 par value: 2,000,000 shares authorized; 42,687 shares issued and outstanding, actual; 500,000,000 shares authorized, 0 shares issued and outstanding pro forma; 500,000,000 shares authorized, 0 shares issued and outstanding pro forma as adjusted	—	—	—
Additional paid-in capital	6,860	201,721	480,220
Accumulated deficit	(190,748)	(190,748)	(190,748)

Total stockholders' equity (deficit)	(183,881)	10,988	289,491

Total capitalization	$10,988	$10,988	$289,491

          The table above is illustrative only and excludes:

  •
  10,846,745 shares of Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding under the 2012 Equity Incentive Plan as of March 31, 2017, with a weighted-average exercise price of $6.23 per share;

  •
  1,380,402 shares of Class B common stock reserved for issuance under the 2012 Equity Incentive Plan as of March 31, 2017; and

  •
  25,000,000 shares of Class A common stock that will be reserved for issuance under the 2017 Equity Incentive Plan upon the closing of this offering.

          In addition, the number of shares of Class A common stock reserved for issuance under the 2017 Equity Incentive Plan upon the closing of this offering will be subject to automatic annual increases in accordance with the terms of such plan.

DILUTION

          If you purchase shares of our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately after this offering.

          Our pro forma net tangible book value as of March 31, 2017 was $11.0 million, or $0.07 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares outstanding as of March 31, 2017, after giving effect to (1) the automatic conversion of all outstanding shares of preferred stock into Class B common stock upon the closing of this offering and (2) the issuance in May 2017 of 42,687 shares of Class A common stock in exchange for an equal number of shares of Class C capital stock.

          After giving effect to the automatic conversion of our outstanding convertible notes, and all accrued and unpaid interest thereon, or the convertible notes, into 7,023,201 shares of Class B common stock upon the closing of this offering, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been $11.0 million, or $0.07 per share. After giving further effect to (1) the sale of 30,000,000 shares of Class A common stock that we are offering at the initial public offering price of $10.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us and (2) the pro forma adjustments described in the preceding paragraph, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been $289.5 million, or $1.53 per share. This amount represents an immediate increase in net tangible book value of $1.46 per share to our existing stockholders and an immediate dilution in net tangible book value of approximately $8.47 per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.

          The following table illustrates this dilution:

Initial public offering price per share of Class A common stock		$10.00
Pro forma net tangible book value per share as of March 31, 2017	$0.07
Increase in pro forma as adjusted net tangible book value attributable to investors purchasing shares of our Class A common stock in this offering	1.46

Pro forma as adjusted net tangible book value per share immediately after this offering		1.53

Dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares in this offering		$8.47

          If the underwriters fully exercise their option to purchase additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value after the offering would be $1.71 per share, and the dilution in net tangible book value per share to investors purchasing shares in this offering would be $8.29 per share.

          The following table presents, as of March 31, 2017, after giving effect to the conversion of all outstanding preferred stock into Class B common stock, the differences between our existing stockholders and new investors purchasing shares of our Class A common stock in this offering with respect to (i) the number of outstanding shares purchased from us, (ii) the total consideration paid to us or to be paid to us and (iii) the average price per share that existing stockholders and new investors paid or will pay to us. The calculations below are based on the initial public offering price of Class A common stock of $10.00 per share, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price

	Number	Percent	Number	Percent	Per Share

Existing stockholders	159,413,117	84.2%	$260,862	46.5%	$1.64
New investors	30,000,000	15.8	300,000	53.5	10.00

Total	189,413,117	100%	$560,862	100%

          The table above assumes no exercise of the underwriters' option to purchase additional shares of Class A common stock from us in this offering. If the underwriters fully exercise their option to purchase additional shares in this offering, our existing stockholders would own 82.2% and our new investors would own 17.8% of the total number of shares of our capital stock outstanding after our initial public offering.

          The foregoing table is based on 159,370,430 shares of Class B common stock and 42,687 shares of Class C capital stock outstanding as of March 31, 2017 (which includes 67,156,678 shares of Class B common stock outstanding as of March 31, 2017 and which assumes the automatic conversion of (i) all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock upon the completion of this offering and (ii) our outstanding convertible notes, and all accrued and unpaid interest thereon, into 7,023,201 shares of Class B common stock, upon the completion of this offering) and no shares of Class A common stock outstanding as of March 31, 2017, and excludes:

  •
  10,846,745 shares of Class B common stock issuable upon the exercise of options to purchase shares of our Class B common stock outstanding under the 2012 Equity Incentive Plan as of March 31, 2017, with a weighted-average exercise price of $6.23 per share;

  •
  1,380,402 shares of Class B common stock reserved for issuance under the 2012 Equity Incentive Plan as of March 31, 2017; and

  •
  25,000,000 shares of Class A common stock reserved for issuance under the 2017 Equity Incentive Plan.

          To the extent that outstanding options are exercised, new options or other equity rights are issued under the 2012 Equity Incentive Plan or we issue additional shares of capital stock in the future, there will be further dilution to new investors. In addition, the number of shares of Class A common stock reserved for issuance under the 2017 Equity Incentive Plan is subject to automatic annual increases in accordance with the terms of such plan, which may result in further dilution to investors participating in this offering.

          We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or securities convertible into equity, the issuance of these securities may result in further dilution to our stockholders.

 SELECTED CONSOLIDATED FINANCIAL DATA

          The following table sets forth our selected consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2014, 2015, and 2016, and the selected consolidated balance sheet data as of December 31, 2015, and 2016, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2016 and 2017 and the consolidated balance sheet data as of March 31, 2017 have been derived from our unaudited consolidated financial statements for those periods included elsewhere in this prospectus, and except as described in the notes thereto, have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information for such periods. Our historical results are not necessarily indicative of the results to be expected in any future period. You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

	(in thousands, except share and per-share numbers)
				(unaudited)	(unaudited)
Consolidated Statements of Operations Data:
Net revenue	$77,806	$340,803	$795,416	$172,098	$244,843
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	72,223	263,271	532,682	112,523	168,531
Marketing	13,960	51,362	144,141	25,413	60,605
Product, technology, general and administrative	21,811	70,151	165,179	29,690	63,210
Depreciation and amortization	611	2,917	8,217	1,485	4,180

Total operating expenses	108,605	387,701	850,219	169,111	296,526

Income (loss) from operations	(30,799)	(46,898)	(54,803)	2,987	(51,683)
Interest income (expense) and other income (expense), net	(4)	(6)	25	57	(470)

Income (loss) before income taxes	(30,803)	(46,904)	(54,778)	3,044	(52,153)
Provision for income taxes	—	(61)	(108)	(27)	(41)

Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,194)

Net income (loss) per share attributable to Class B common and Class C capital stockholders:
Basic	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)
Diluted	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)
Weighted-average shares used to compute net income (loss) per share attributable to Class B common and Class C capital stockholders:
Basic	34,841,852	51,137,406	65,425,609	61,973,247	67,090,001
Diluted	34,841,852	51,137,406	65,425,609	69,307,608	67,090,001
Pro forma net income (loss) per share attributable to Class B common and Class C capital stockholders (unaudited)(1):
Basic			$(0.36)		$(0.34)
Diluted			$(0.36)		$(0.34)
Pro forma weighted-average shares used to compute net income (loss) per share attributable Class B common and Class C capital stockholders (unaudited)(1):
Basic			150,616,160		152,280,552
Diluted			150,616,160		152,280,552

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

	(in thousands)
Other Financial Data:
Adjusted EBITDA(2)	$(26,523)	$(42,876)	$(43,621)	$5,048	$(46,265)
Net cash from (used in) operating activities	$(16,859)	$(26,396)	$(23,545)	$5,955	$(19,039)

	December 31,		March 31,

	2015	2016	2017

	(in thousands)
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$126,860	$81,468	$61,167
Working capital(3)	(27,581)	(58,108)	(84,826)
Total assets	164,973	273,407	322,465
Total liabilities	52,038	211,938	311,477
Convertible preferred stock	194,869	194,869	194,869
Total stockholders' equity (deficit)	(81,934)	(133,400)	(183,881)

(1)
Pro forma basic and diluted net income (loss) per share have been calculated assuming (i) the automatic conversion of all outstanding shares of convertible preferred stock into 85,190,551 shares of Class B common stock and (ii) the issuance in May 2017 of 42,687 shares of Class A common stock in exchange for an equal number of shares of Class C capital stock.

(2)
See "—Non-GAAP Financial Measures" for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to its most directly comparable GAAP equivalent.

(3)
We define working capital as current assets (excluding cash and cash equivalents) less current liabilities.

Non-GAAP Financial Measures

          To provide investors with additional information regarding our financial results, we monitor and have presented within this prospectus adjusted EBITDA, which is a non-GAAP financial measure. This non-GAAP financial measure is not based on any standardized methodology prescribed by U.S. generally accepted accounting principles, or GAAP, and is not necessarily comparable to similarly-titled measures presented by other companies.

          We define adjusted EBITDA as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and share-based compensation expense. We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the exclusion of certain items in calculating adjusted EBITDA can produce a useful measure for period-to-period comparisons of our business.

          We use adjusted EBITDA to evaluate our operating performance and trends and make planning decisions. We believe adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects, and allowing for greater transparency with respect to key financial metrics used by our management in its financial and operational decision-making.

          Our adjusted EBITDA is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net income (loss), which is the most directly comparable GAAP equivalent. Some of these limitations are:

  •
  adjusted EBITDA excludes share-based compensation expense, as share-based compensation expense has recently been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy;

  •
  adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future;

  •
  adjusted EBITDA does not reflect interest expense, or the cash requirements necessary to service interest, which reduces cash available to us;

  •
  adjusted EBITDA does not reflect income tax payments that reduce cash available to us; and

  •
  other companies, including companies in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

          Because of these limitations, we consider, and you should consider, adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP. The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable measure calculated in accordance with GAAP, for each of the periods presented.

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

	(in thousands)
Adjusted EBITDA
Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,194)
Share-based compensation	3,665	1,105	2,965	576	1,238
Depreciation and amortization	611	2,917	8,217	1,485	4,180
Interest (income) expense, net	4	6	(25)	(57)	470
Provision for income taxes	—	61	108	27	41

Adjusted EBITDA	$(26,523)	$(42,876)	$(43,621)	$5,048	$(46,265)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

          You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled "Risk Factors." In this discussion, we use financial measures that are considered non-GAAP financial measures under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is included elsewhere in this prospectus. Investors should not consider non-GAAP financial measures in isolation from or in substitution for, financial information presented in compliance with U.S. generally accepted accounting principles. In the below discussion, we use the term basis points to refer to units of one-hundredth of one percent.

Overview

          Blue Apron's mission is to make incredible home cooking accessible to everyone.

          Our core product is the cooking experience we help our customers create. Central to these experiences are the original recipes we design and send along with fresh, seasonal ingredients directly to our customers. We offer our customers two flexible plans—our 2-Person Plan and our Family Plan. Our recipes are accompanied by printed and digital content, including how-to instructions and the stories of our suppliers and specialty ingredients. We also sell wine, which can be paired with our meals, through Blue Apron Wine, our direct-to-consumer wine delivery service. Through Blue Apron Market, our e-commerce marketplace, we sell kitchen tools and staples we use in our test kitchens. In addition, we sell the products of BN Ranch, a premium supplier of sustainable beef, poultry and lamb, which we acquired in February 2017.

          We have grown our net revenue from $77.8 million for 2014 to $340.8 million for 2015 and to $795.4 million for 2016, representing growth of 338% from 2014 to 2015 and growth of 133% from 2015 to 2016. Our net revenue increased from $172.1 million for the three months ended March 31, 2016 to $244.8 million for the three months ended March 31, 2017, representing a 42% increase. From our inception through March 31, 2017 we have derived over 99% of our net revenue from sales of our meals. For a discussion of the key opportunities and challenges we face in growing our business, see "—Key Factors Affecting Our Performance."

Key Financial and Operating Metrics

          We use the following key financial and operating metrics to evaluate our business and operations, measure our performance, identify trends affecting our business, project our future performance, and make strategic decisions. You should read the key financial and operating metrics in conjunction with the following discussion of our results of operations and financial condition and together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

	(in thousands)
Net revenue	$77,806	$340,803	$795,416	$172,098	$244,843
Adjusted EBITDA	$(26,523)	$(42,876)	$(43,621)	$5,048	$(46,265)
Net cash from (used in) operating activities	$(16,859)	$(26,396)	$(23,545)	$5,955	$(19,039)

	Three Months Ended

	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017

Orders (in thousands)	841	1,247	1,763	1,970	2,903	3,399	3,597	3,674	4,273
Customers (in thousands)	213	303	414	429	649	766	907	879	1,036
Average Order Value	$57.77	$58.74	$58.01	$59.21	$59.28	$59.40	$57.12	$58.78	$57.23
Orders per Customer	3.9	4.1	4.3	4.6	4.5	4.4	4.0	4.2	4.1
Average Revenue per Customer	$228	$242	$247	$272	$265	$264	$227	$246	$236
Net revenue (in thousands)	$48,586	$73,271	$102,283	$116,663	$172,098	$201,924	$205,452	$215,942	$244,843
Adjusted EBITDA (in thousands)	$(6,689)	$(8,525)	$(18,310)	$(9,352)	$5,048	$7,976	$(34,627)	$(22,018)	$(46,265)

Orders

          We define Orders as the number of paid orders by our Customers across our meal, wine and market products sold on our e-commerce platforms in any reporting period, inclusive of orders that may have eventually been refunded or credited to customers. Orders, together with Average Order Value, is an indicator of the net revenue we expect to recognize in a given period. We view Orders delivered as a key indicator of our scale and growth. Orders has limitations as a financial and operating metric as it does not reflect the product mix chosen by our customers or the purchasing behavior of our customers. For example, we view Repeat Orders as a useful metric when evaluating revenue retention. We define a Repeat Order as an Order from a Customer who has previously placed an Order in any period, including the current period. Repeat Orders has limitations as a financial and operating metric as it does not measure the frequency or the value of Orders. Because of these and other limitations, we consider, and you should consider, Orders (and Repeat Orders) in conjunction with our other metrics, including net revenue, net income (loss), adjusted EBITDA, Average Order Value and Orders per Customer.

Customers

          We determine our number of Customers by counting the total number of individual customers who have paid for at least one Order from Blue Apron across our meal, wine or market products sold on our e-commerce platforms in a given reporting period. For example, the number of Customers in the first quarter of 2017 was determined based on the total number of individual customers who paid for at least one Order across our meal, wine or market products in the three months ended March 31, 2017. We view the number of Customers as a key indicator of our scale and growth. Customers has limitations as a financial and operating metric as it does not reflect the product mix chosen by our customers, Order frequency, or the purchasing behavior of our customers. Because of these and other limitations, we consider, and you should consider, Customers in conjunction with our other metrics, including net revenue, net income (loss), adjusted EBITDA, Orders per Customer and Average Revenue per Customer.

Average Order Value

          We define Average Order Value as our net revenue from our meal, wine and market products sold on our e-commerce platforms in a given reporting period divided by the number of Orders in that period. We view Average Order Value as a key indicator of the mix of our product offerings chosen by our customers, the mix of promotional discounts, and the purchasing behavior of our customers.

Orders per Customer

          We define Orders per Customer as the number of Orders in a given reporting period divided by the number of Customers in that period. We view Orders per Customer as a key indicator of our customers' purchasing patterns, including their repeat purchase behavior.

Average Revenue per Customer

          We define Average Revenue per Customer as our net revenue from our meal, wine and market products sold on our e-commerce platforms in a given reporting period divided by the number of Customers in that period. We view Average Revenue per Customer as a key indicator of our customers' purchasing patterns, including their repeat purchase behavior.

Adjusted EBITDA

          Adjusted EBITDA is a non-GAAP financial measure defined by us as earnings (loss) before interest income and expense, taxes, depreciation, amortization and share-based compensation expense. We have presented adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to understand and evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the exclusion of certain items in calculating adjusted EBITDA can produce a useful measure for period-to-period comparisons of our business. Accordingly, we believe that adjusted EBITDA provides useful information in understanding and evaluating our operating results. Please see "Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures" for a discussion of the use of non-GAAP financial measures and for a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable measure calculated in accordance with GAAP.

Key Factors Affecting Our Performance

          We believe that our performance and future success depends on a number of factors that present significant opportunities but also pose risks and challenges, including those discussed below and under "Risk Factors."

Customer Lifecycle Management and Marketing Efficiency

Customer Acquisition, Customer Retention, Customer Engagement and Brand Awareness

          Our growth will depend in part on our ability to cost-effectively launch marketing campaigns that attract and retain customers and successfully promote awareness of our brand. We use various offline paid advertising channels (such as television, direct mail, radio, and podcasts) and online paid advertising channels (such as digital and social media and email). We typically complement our paid advertising channels by offering promotional discounts to new customers for use on their first Order, a practice we began emphasizing in 2016. We also attract new customers by word of mouth, including through our customer referral program, through which certain existing customers may invite others to receive a complimentary meal delivery. We intend to continue investing in marketing and offering promotional discounts to drive customer acquisition. We are also increasingly focused on using marketing to drive customer retention, customer engagement and brand awareness, and to support that effort we have expanded our investment in offline paid marketing.

          In addition to marketing, we continue to invest in our products, brand and overall customer experience, each of which further drives customer acquisition, customer retention and customer engagement and encourages repeat purchases. We also engage with our customers through social media, our website, blog, in-box content and mobile application, including through how-to videos, visual imagery and original stories about our ingredients and suppliers, to deepen our customers' connection with our brand. Our flexible platform allows customers to interact with us by either actively managing or passively receiving orders, and we believe this flexibility drives higher customer engagement, loyalty and retention over the long term.

Marketing Efficiency

          In managing our marketing expenses, we evaluate the efficiency of our marketing efforts in connection with our goal of maximizing customer lifetime value. We evaluate our marketing efficiency primarily from three perspectives: (1) our marketing spend per customer, or Cost per Customer, (2) our cumulative net revenue generated per Customer and (3) the associated cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue, which we view as a key measure of our operational efficiency.

          To illustrate the efficiency of our marketing initiatives, we compared in the chart below the cumulative net revenue per Customer over specific time increments from their first purchase with our cumulative Cost per Customer for the corresponding time period.

(1)
Cost per Customer, or CPC, is calculated as cumulative marketing expenses for the years 2014, 2015, 2016 and the first quarter of 2017, divided by the total number of Customers acquired during such period. The Cumulative Net Revenue columns reflect cumulative net revenue per Customer from Customers acquired between 2014 and 2016. Each column reflects cumulative net revenue for the Customers in the applicable cohort divided by the total number of Customers in that cohort. The chart presents the average cumulative net revenue generated by all Customers included in the applicable cohorts, including from Customers that ordered only once and then ceased ordering as well as those Customers that continued to order from us and thus ordered multiple times. For a Customer to be included in the calculation for a particular column, the length of time that has elapsed since the Customer first purchased from us must be at least as long as the time period indicated for such column. Accordingly, the number of Customers included in the cumulative net revenue per Customer columns decreases as the time intervals increase. For example, the six-month column is calculated using the cumulative net revenue during the first six months following a Customer's first purchase from all Customers who first purchased from us between January 1, 2014 and September 30, 2016 (i.e., Customers who first purchased at least six months prior to the end of the first quarter of 2017). Customers acquired after September 30, 2016 are not included in any Cumulative Net Revenue column calculations because their first purchase occurred less than six months before the end of the first quarter of 2017.

          Using the same methodology as above, cumulative net revenue per Customer for the six months after such Customer's first Order was $402 for 2014 cohorts, $451 for 2015 cohorts and $387 for 2016 cohorts. We believe Cost per Customer accurately represents our average marketing spend per Customer for the periods presented. Cumulative net revenue per Customer is driven by our ability to retain and engage Customers once we have acquired them, and therefore we believe cumulative net revenue per Customer accurately portrays Customer behavior relative to the costs incurred to acquire, engage and retain Customers.

          We believe the above cohorted cumulative net revenue per Customer analysis illustrates our historical costs to acquire, retain and engage customers and the efficiency of our marketing expenses. The chart above also illustrates that, while we derive significant revenue from those Customers that continue to make purchases from us, over time our Customers on average order less frequently or sometimes cease ordering, as evidenced by the declining increases in cumulative net revenue per Customer over the time intervals presented. We further note that the above analysis does not reflect the variable costs of producing net revenue, including our cost of goods sold, excluding depreciation and amortization.

          We further measure the efficiency of our marketing spend and the lifetime value of Customers by comparing the net contribution per Customer for an applicable cohort to our Cost per Customer.

We calculate the net contribution per Customer for a particular cohort by subtracting the cost of goods sold, excluding depreciation and amortization, associated with Orders by such Customers occurring in a particular cohort from the net revenue associated with such Orders. To do so, we use the average cost of goods sold, excluding depreciation and amortization, for the period in which such Orders occurred. For Orders occurring in 2015 and 2016 and the first quarter of 2017, we use the average per Order cost of goods sold, excluding depreciation and amortization, for the applicable quarter in which such Order occurred, and for Orders occurring in 2014, we use the annual average per Order cost of goods sold, excluding depreciation and amortization. Using this methodology, our net contribution per Customer for the six month period after such Customer's first order was $115 for the period from the first quarter of 2014 to the first quarter of 2017, which is equal to 1.2 times our Cost per Customer of $94 for the corresponding period.

          We chose to use a six-month interval following a Customer's first purchase to illustrate marketing efficiency because we believe that such presentation enables us to reflect the effects of the ordering behaviors both of those Customers who, during that relatively short period, determine that our product offerings do not fit their lifestyles, tastes or preferences, as well as those Customers who continue to order from us. We believe that any shorter period of time would not accurately account for Customers who cease purchasing after their first few purchases, while any longer period of time would, by definition, exclude our most recently acquired Customers and thus provide less visibility into recent trends.

          For the 2015 cohorts, our cumulative net revenue was positively impacted by the introduction of our Family Plan in the first quarter of 2015, which increased our ability to meet the needs of a wider range of customers and enabled us to introduce higher per Order price points. In addition, we opened our third fulfillment center in Arlington, Texas in the third quarter of 2015, which enabled us to expand our delivery capability to over 99% of the U.S. population and to more cost-effectively deliver products to customers located in the central United States.

          Over the course of the three-year period from 2014 to 2016, promotional discounts became an important part of our marketing strategy to attract new customers and accordingly have impacted our marketing efficiency. For example, the primary driver for the decline in cumulative net revenue per Customer for the six-months after such Customer's first paid Order from $402 to $387 from 2014 to 2016 was the increased use of promotional discounts to attract new Customers.

          We are currently in the process of introducing additional product expansions to increase both customer flexibility (the ability to select greater or fewer recipes per Order) and the number of recipe options (the ability to choose from a greater number of recipes each week). We expect that this product expansion will favorably impact our cumulative net revenue per Customer.

          During the period from 2014 to 2016, our marketing expenses increased from $14 million to $144 million, an increase of approximately 930%. As part of scaling our marketing strategy, we have increased marketing expenses related to all three of our major advertising channels (offline media, online media and our customer referral program). Beginning in 2016, however, a larger portion of our spending has been on offline channels. We believe increased emphasis on offline channels will drive stronger brand awareness, customer engagement and, ultimately, customer retention. During 2016, 92% of our net revenue was generated from Repeat Orders, ranging from 89% to 93% across each of the four quarters of 2016. For the three months ended March 31, 2017, 92% of our net revenue was generated from Repeat Orders.

          In addition, in 2016 we began adjusting our marketing strategies around seasonal trends in our business, and we anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. See "—Quarterly Results of Operations and Other Financial and Operations Data—Marketing." As a result, we expect that the first quarter of 2017 will represent our highest levels of quarterly marketing expenses as a percentage of net revenue in 2017 and that our quarterly marketing expenses as a percentage of net revenue will decline during the balance of 2017.

Product Offerings

          Our ability to enhance our existing products and introduce new products will impact our revenue and results of operations. We make ongoing changes to our products intended to enhance the customer experience. Today, to accommodate various customer lifestyles, we offer both a 2-Person Plan and a Family Plan for our meals, each with flexibility in recipe selection. In addition, for certain customers, we offer increased flexibility (greater or fewer recipes per order) and additional options (the ability to choose from a greater number of recipes) in our product offerings, and we plan to make this increased flexibility and additional options available to all customers in the future. We are also focused on brand extensions that are complementary to our meal experience, such as Blue Apron Wine and Blue Apron Market. We believe that by introducing new products and increasing the choices available, we will better attract and retain customers. Our customers' choices from among our product offerings will impact our revenue and results of operations, and as we introduce additional products and increase flexibility in our existing products, our customers' behavior and engagement with us may change.

Operational Execution

          Our ability to effectively coordinate supply and demand and execute across our end-to-end value chain impacts our customer experience and our operating results. We begin by working with our suppliers, often months in advance of creating our menus. We then continue to forecast demand as well as monitor and evaluate our expected supply of ingredients, retaining flexibility to finalize recipes in the weeks leading up to shipment. We operate three technology-enabled, refrigerated fulfillment centers that collectively employ approximately 4,600 employees as of April 30, 2017. Each fulfillment center includes an operation that portions ingredients into exact quantities for each week's recipes using a combination of automated methods, manual labor, and warehousing, packaging and shipping operations. We utilize a company-managed, third-party delivery network that optimizes outbound logistics, including packing materials and the choice of carrier, on a zip code by zip code basis to ensure cost-effective, timely and safe delivery of our orders.

Capital Investment to Support our Growth

          Our strategic investments in our fulfillment center operations will significantly impact our ability to continue to grow our business, introduce new products, increase variety to customers, and create efficiencies in our cost structure. We have made significant investments to scale our operations and support the growth of our business, and we plan to continue this investment. In the near term, we plan to further invest in equipping our fulfillment centers with automated portioning and packaging equipment, which we believe will increase our operational efficiency. In 2016, we also signed leases and began building out two new fulfillment centers in New Jersey and California.

Seasonality

          We experience seasonality in our business that impacts the level at which customers engage with our products and brand. While we believe these seasonal trends have affected and will continue to affect our results, our historical trajectory of rapid growth has masked these effects to date. We anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we generally anticipate lower customer engagement. Our marketing strategies, which are informed by these seasonal trends, will impact our quarterly results of operations. We expect the impact of these trends on our financial results to be more pronounced in the future.

Components of Our Results of Operations

Net Revenue

          We generate net revenue primarily from the sale of meals to customers through our 2-Person and Family Plans. We also generate net revenue through sales of Blue Apron Wine, which we began offering in September 2015, and through sales on Blue Apron Market, which we launched in November 2014. In addition, we generate net revenue through the sale of products of BN Ranch, which we acquired in February 2017. We deduct promotional discounts and customer credits and refunds expected to be issued to determine net revenue. Customers who receive a damaged meal or wine order or are dissatisfied with a meal or wine order and contact us within seven days of receipt of the order may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Credits only remain available for customers who maintain a valid account with us. Customers who return an unused, undamaged Blue Apron Market product within 30 days of receipt receive a full refund.

          Credit card charges are recorded in deferred revenue until the criteria for revenue recognition have been met. Because we generally charge credit cards in advance of shipment and, historically, customers have most frequently requested delivery of their meals earlier in the week, our deferred revenue balance at the end of a financial reporting period may fluctuate significantly based on the day of the week on which that period ends. Consequently, large changes in deferred revenue at any particular time are not meaningful indicators of our financial results or future revenue trends.

Cost of Goods Sold, excluding Depreciation and Amortization

          Cost of goods sold, excluding depreciation and amortization, consists of product and fulfillment costs. Product costs include the cost of food, packaging for food that is portioned prior to delivery to customers, labor and related personnel costs incurred to portion food for our meals, inbound shipping costs, and cost of products sold through Blue Apron Wine, Blue Apron Market, and BN Ranch. Fulfillment costs consist of costs incurred in the shipping and handling of inventory including the shipping costs to our customers, labor and related personnel costs related to receiving, inspecting, warehousing, picking inventory, and preparing customer orders for shipment, and the cost of packaging materials and shipping supplies. While we expect these expenses to increase in dollar amount to support our growth, we expect such expenses to decrease as a percentage of net revenue over time as we continue to scale our business.

Marketing

          Our marketing expenses consist primarily of costs incurred to acquire new customers, retain existing customers and build our brand awareness through various offline and online paid advertising channels, including television, digital and social media, direct mail, radio and podcasts, and email.

          Also included in marketing expenses are the costs of orders through our customer referral program, in which certain existing customers may invite others to receive a complimentary meal delivery, as well as costs paid to third parties to market our products. The cost of the customer referral program is based on our costs incurred for fulfilling a complimentary meal delivery, including product and fulfillment costs. We expect to continue to incur marketing expenses to attract and retain customers as well as to promote brand awareness. We anticipate that our marketing strategies, which may be informed by the seasonal trends in our business and the competitive landscape of our market, will fluctuate from quarter-to-quarter and impact our quarterly results of operations.

Product, Technology, General and Administrative

          Product, technology, general and administrative expenses consist of costs related to the development of our products and technology, general and administrative expenses and overhead expenses, which include: payroll and related expenses for employees involved in the application, production, and maintenance of our platform and other technology infrastructure costs; payroll and related expenses for employees performing corporate and other managerial functions; facilities costs such as occupancy and rent costs for our corporate offices and fulfillment centers; and payment processing fees, professional fees, and other general corporate and administrative costs. While we expect these expenses to increase in dollar amount to support our growth, we expect such expenses to decrease as a percentage of net revenue over time as we continue to scale our business.

Depreciation and Amortization

          Depreciation and amortization consists of depreciation expense for our property and equipment and amortization expense for capitalized software development costs.

Interest and Other Income and Expense

          Interest and other income and expense consists primarily of interest expense associated with our revolving credit facility and capital lease financings, offset by interest income on cash and short-term investments balances.

Provision for Income Taxes

          Our provision for income taxes and our effective tax rates are affected by permanent differences between GAAP and statutory tax laws, certain one-time items, and the impact of valuation allowances. For the year ended December 31, 2016 and the three months ended March 31, 2017, we recorded a tax expense of $0.1 million and $0.0 million, respectively, resulting in an effective tax rate of (0.2)% and (0.1)%, respectively. This effective tax rate is lower than the statutory rate as we established a valuation allowance which reduced the tax benefit of our operating loss. In addition, we recorded a state tax provision in certain jurisdictions in which net operating losses were not available.

          As of December 31, 2016, we had U.S. federal net operating loss carryforwards of $62.9 million and state net operating loss carryforwards of $42.0 million. The federal and state net operating loss carryforwards are subject to limitations under applicable tax laws and will expire at various dates beginning in 2033, if not utilized. See Note 14, "Income Taxes" in our consolidated financial statements contained elsewhere in this prospectus.

Results of Operations

          The following sets forth our consolidated statements of operations data for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

	(in thousands)
Net revenue	$77,806	$340,803	$795,416	$172,098	$244,843
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	72,223	263,271	532,682	112,523	168,531
Marketing	13,960	51,362	144,141	25,413	60,605
Product, technology, general and administrative	21,811	70,151	165,179	29,690	63,210
Depreciation and amortization	611	2,917	8,217	1,485	4,180

Total operating expenses:	108,605	387,701	850,219	169,111	296,526

Income (loss) from operations	(30,799)	(46,898)	(54,803)	2,987	(51,683)
Interest income (expense) and other income (expense), net	(4)	(6)	25	57	(470)

Income (loss) before income taxes	(30,803)	(46,904)	(54,778)	3,044	(52,153)
Provision for income taxes	—	(61)	(108)	(27)	(41)

Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	(52,194)

          The following table sets forth our consolidated statements of operations data as a percentage of net revenue for each of the periods indicated.

	Year Ended December 31,			Three Months Ended March 31

	2014	2015	2016	2016	2017

	(as a percentage of net revenue)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	92.8%	77.3%	67.0%	65.4%	68.8%
Marketing	17.9%	15.1%	18.1%	14.8%	24.8%
Product, technology, general and administrative	28.0%	20.6%	20.8%	17.3%	25.8%
Depreciation and amortization	0.8%	0.9%	1.0%	0.9%	1.7%

Total operating expenses:	139.6%	113.8%	106.9%	98.3%	121.1%

Income (loss) from operations	(39.6)%	(13.8)%	(6.9)%	1.7%	(21.1)%
Interest income (expense) and other income (expense), net	(0.0)%	(0.0)%	0.0%	0.0%	(0.2)%

Income (loss) before income taxes	(39.6)%	(13.8)%	(6.9)%	1.8%	(21.3)%
Provision for income taxes	—	(0.0)%	(0.0)%	(0.0)%	(0.0)%

Net income (loss)	(39.6)%	(13.8)%	(6.9)%	1.8%	(21.3)%

Three Months Ended March 31, 2016 Compared to Three Months Ended March 31, 2017

Net Revenue

	Three Months Ended March 31,

	2016	2017	% Change

	(in thousands)
Net revenue	$172,098	$244,843	42%

          Net revenue increased by $72.7 million, or 42%, from $172.1 million for the three months ended March 31, 2016 to $244.8 million for the three months ended March 31, 2017. The increase in net revenue was primarily due to the increase in Orders during the three months ended March 31, 2017 driven by a significant increase in marketing expenses focused on customer acquisition and retention due to our strategy to increase marketing investment during periods of high customer engagement such as the first quarter.

Operating Expenses

Cost of Goods Sold, excluding Depreciation and Amortization

	Three Months Ended March 31,

	2016	2017	% Change

	(in thousands)
Cost of goods sold, excluding depreciation and amortization	$112,523	$168,531	50%
% of net revenue	65.4%	68.8%

          Cost of goods sold, excluding depreciation and amortization, increased by $56.0 million, or 50%, from $112.5 million for the three months ended March 31, 2016 to $168.5 million for the three months ended March 31, 2017. This increase was driven by an increase in Orders. As a percentage of net revenue, cost of goods sold, excluding depreciation and amortization, increased from 65.4% for the three months ended March 31, 2016 to 68.8% for the three months ended March 31, 2017. The increase in cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue was primarily due to:

  •
  an increase of 290 basis points in labor costs primarily driven by wage increases in our California fulfillment center and increased headcount, such as in supervisor roles, in our fulfillment center operations in anticipation of an increase in product demand and to support our planned product expansion by offering greater flexibility in recipes;

  •
  an increase of 150 basis points primarily due to an annual rate increase from shipping carriers and the expansion of our refrigerated shipping network, which enabled both a reduction in fulfillment packaging costs and improved delivery service to customers; and

  •
  a decrease of 80 basis points in food and product packaging costs driven by operational improvements and improved pricing with suppliers.

Marketing

	Three Months Ended March 31,

	2016	2017	% Change

	(in thousands)
Marketing	$25,413	$60,605	138%
% of net revenue	14.8%	24.8%

          Marketing expenses increased by $35.2 million, or 138%, from $25.4 million for the three months ended March 31, 2016 to $60.6 million for the three months ended March 31, 2017. This increase was primarily driven by our continued investment in various offline and online paid advertising channels and our customer referral program to drive customer acquisition as well as an increasing focus on customer retention and brand awareness. As a percentage of net revenue, marketing expenses increased from 14.8% for the three months ended March 31, 2016 to 24.8% for the three months ended March 31, 2017. This increase as a percentage of net revenue primarily included an increase of 1080 basis points for advertising and promotional activity driven by our seasonal marketing strategies in the three months ended March 31, 2017 to increase marketing investment during a period of expected high customer engagement, partially offset by a decrease of 90 basis points in our customer referral program primarily driven by a decrease in the mix of customer referral orders versus total Orders. In addition, this increase in advertising and promotional activity as a percentage of net revenue was driven by increased investment in offline media reflecting our increased focus on customer retention and brand awareness in the three months ended March 31, 2017. We anticipate that our marketing expenses will decline significantly from the first quarter of 2017 to the second quarter of 2017 and that, as a percentage of net revenue, our quarterly marketing expense for each of the remaining three quarters of 2017 will be lower than the seasonally high level in the first quarter of 2017.

Product, Technology, General and Administrative

	Three Months Ended March 31,

	2016	2017	% Change

	(in thousands)
Product, technology, general and administrative	$29,690	$63,210	113%
% of net revenue	17.3%	25.8%

          Product, technology, general and administrative expenses increased by $33.5 million, or 113%, from $29.7 million for the three months ended March 31, 2016 to $63.2 million for the three months ended March 31, 2017. This increase was primarily due to increased investment to support the growth in our business, including:

  •
  an increase of $17.7 million in personnel costs primarily driven by increased headcount in corporate and other managerial positions;

  •
  an increase of $7.9 million in facilities costs for our corporate offices and fulfillment centers, including occupancy and rent; and

  •
  an increase of $7.7 million in corporate overhead and administrative costs, which includes an increase of $1.4 million in payment processing fees driven by the increase in net revenue.

          As a percentage of net revenue, product, technology, general and administrative expenses increased from 17.3% for the three months ended March 31, 2016 to 25.8% for the three months ended March 31, 2017 primarily due to increased investment to support the growth in our business and execute on key business initiatives, such as fulfillment center and other operational improvements and planned product expansion.

Depreciation and Amortization

	Three Months Ended March 31,

	2016	2017	% Change

	(in thousands)
Depreciation and amortization	$1,485	$4,180	181%
% of net revenue	0.9%	1.7%

          Depreciation and amortization increased by $2.7 million, or 181%, from $1.5 million for the three months ended March 31, 2016 to $4.2 million for the three months ended March 31, 2017. This increase was primarily driven by continued investment in our property and equipment in our fulfillment centers to support the growth in our business. As a percentage of net revenue, depreciation and amortization increased from 0.9% for the three months ended March 31, 2016 to 1.7% for the three months ended March 31, 2017.

Income (Loss) from Operations

	Three Months Ended March 31,

	2016	2017	% Change

	(in thousands)
Income (loss) from operations	$2,987	$(51,683)	(1,830)%
% of net revenue	1.7%	(21.1)%

          Income (loss) from operations for the three months ended March 31, 2016 and 2017 was $3.0 million and $(51.7) million, respectively. This decrease was due to an increase in operating expenses of $127.4 million, which more than offset the increase in net revenue of $72.7 million. As a percentage of net revenue, income (loss) from operations was 1.7% and (21.1)% for the three months ended March 31, 2016 and 2017, respectively. This decrease as a percentage of net revenue was primarily driven by an increase in operating expenses as a percentage of net revenue primarily due to our seasonal marketing strategies and increased investment to support the growth in our business.

Income Taxes

          The provision for income taxes recorded in the three months ended March 31, 2016 and 2017 reflects state income taxes in certain jurisdictions in which net operating losses were not available to offset our tax obligations.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

Net Revenue

	Year Ended December 31,

	2015	2016	% Change

	(in thousands)
Net revenue	$340,803	$795,416	133%

          Net revenue increased by $454.6 million, or 133%, from $340.8 million for 2015 to $795.4 million for 2016. The increase in net revenue was primarily due to a 133% increase in Orders during 2016 driven by our continued focus on customer acquisition and retention and the continued scaling of our business. Substantially all of the growth in our net revenue from 2015 to 2016 was driven by new customers, as evidenced by the relatively narrow ranges in the quarterly amounts of Average Order Values ($57.12 to $59.40) and Orders per Customer (3.9 to 4.6) in 2015 and 2016. While our marketing expenses have historically been primarily focused on customer acquisition, we anticipate adding additional products and increasing the portion of our marketing expenses focused on brand awareness and customer retention in order to drive increased customer engagement and growth in our net revenue from existing customers.

Operating Expenses

Cost of Goods Sold, excluding Depreciation and Amortization

	Year Ended December 31,

	2015	2016	% Change

	(in thousands)
Cost of goods sold, excluding depreciation and amortization	$263,271	$532,682	102%
% of net revenue	77.3%	67.0%

          Cost of goods sold, excluding depreciation and amortization, increased by $269.4 million, or 102%, from $263.3 million for 2015 to $532.7 million for 2016. This increase was driven by an increase in Orders. As a percentage of net revenue, cost of goods sold, excluding depreciation and amortization, decreased from 77.3% for 2015 to 67.0% for 2016. The decrease in cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue was primarily due to:

  •
  a decrease of 500 basis points in labor costs driven by operational efficiencies including production optimization, increased automation and more efficient labor planning, including less reliance on higher-priced temporary labor;

  •
  a decrease of 290 basis points in shipping, fulfillment packaging and other direct fulfillment costs driven by operational and pricing improvements and increased use of more cost-effective shipping methods; and

  •
  a decrease of 220 basis points in food and product packaging costs driven by operational improvements and improved pricing primarily due to increased direct relationships with farms and other suppliers.

Marketing

	Year Ended December 31,

	2015	2016	% Change

	(in thousands)
Marketing	$51,362	$144,141	181%
% of net revenue	15.1%	18.1%

          Marketing expenses increased by $92.8 million, or 181%, from $51.4 million for 2015 to $144.1 million for 2016. This increase was primarily driven by our continued investment in customer acquisition, including through direct mail, online and television campaigns and our customer referral program. As a percentage of net revenue, marketing expenses increased from 15.1% for 2015 to 18.1% for 2016. This increase as a percentage of net revenue primarily included an increase of 400 basis points for advertising and promotional activity, partially offset by a decrease of 90 basis points in our customer referral program primarily driven by a decrease in cost per Order.

Product, Technology, General and Administrative

	Year Ended December 31,

	2015	2016	% Change

	(in thousands)
Product, technology, general and administrative	$70,151	$165,179	135%
% of net revenue	20.6%	20.8%

          Product, technology, general and administrative expenses increased by $95.0 million, or 135%, from $70.2 million for 2015 to $165.2 million for 2016. This increase was primarily due to increased investment to support the growth in our business, including:

  •
  an increase of $48.2 million in personnel costs primarily driven by increased headcount in corporate and other managerial positions;

  •
  an increase of $23.5 million in facilities costs for our corporate offices and fulfillment centers, including occupancy and rent; and

  •
  an increase of $22.8 million in corporate overhead and administrative costs, which includes an increase of $9.3 million in payment processing fees driven by the increase in net revenue.

          As a percentage of net revenue, product, technology, general and administrative expenses increased from 20.6% for 2015 to 20.8% for 2016.

Depreciation and Amortization

	Year Ended December 31,

	2015	2016	% Change

	(in thousands)
Depreciation and amortization	$2,917	$8,217	182%
% of net revenue	0.9%	1.0%

          Depreciation and amortization increased by $5.3 million, or 182%, from $2.9 million for 2015 to $8.2 million for 2016. This increase was primarily driven by continued investment in our property, equipment, and technology to support the growth in our business. As a percentage of net revenue, depreciation and amortization increased from 0.9% for 2015 to 1.0% for 2016.

Income (loss) from Operations

	Year Ended December 31,

	2015	2016	% Change

	(in thousands)
Loss from operations	$(46,898)	$(54,803)	17%
% of net revenue	(13.8)%	(6.9)%

          Loss from operations increased by $7.9 million, or 17%, from $46.9 million for 2015 to $54.8 million for 2016. This increase was due to an increase in net revenue of $454.6 million, which was more than offset by an increase in operating expenses of $462.5 million. As a percentage of net revenue, loss from operations decreased from 13.8% for 2015 to 6.9% for 2016. This decrease as a percentage of net revenue was primarily driven by a decrease as a percentage of net revenue in cost of goods sold, excluding depreciation and amortization as a result of the continued scaling of our business.

Income Taxes

          The provision for income taxes recorded in 2015 and 2016 reflects state income taxes in certain jurisdictions in which net operating losses were not available to offset our tax obligations.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

Net Revenue

	Year Ended December 31,

	2014	2015	% Change

	(in thousands)
Net revenue	$77,806	$340,803	338%

          Net revenue increased by $263.0 million, or 338%, from $77.8 million for 2014 to $340.8 million for 2015. This increase was primarily due to an increase in Orders driven by continued focus on customer acquisition and the continued scaling of our business. Substantially all of the growth in our net revenue from 2014 to 2015 was driven by new customers.

Operating Expenses

Cost of Goods Sold, excluding Depreciation and Amortization

	Year Ended December 31,

	2014	2015	% Change

	(in thousands)
Cost of goods sold, excluding depreciation and amortization	$72,223	$263,271	265%
% of net revenue	92.8%	77.3%

          Cost of goods sold, excluding depreciation and amortization, increased by $191.0 million, or 265%, from $72.2 million for 2014 to $263.3 million for 2015. This increase was driven by an increase in Orders. As a percentage of net revenue, cost of goods sold, excluding depreciation and amortization, decreased from 92.8% for 2014 to 77.3% for 2015. This decrease as a percentage of net revenue was primarily due to:

  •
  a decrease of 1090 basis points in shipping, fulfillment packaging and other direct fulfillment costs driven by improved pricing and operational improvements including packaging efficiencies as well as increased use of more cost-effective shipping methods;

  •
  a decrease of 250 basis points in labor costs driven by more efficient labor planning, including less reliance on higher-priced temporary labor; and

  •
  a decrease of 240 basis points in food and product packaging costs driven by pricing and operational improvements.

Marketing

	Year Ended December 31,

	2014	2015	% Change

	(in thousands)
Marketing	$13,960	$51,362	268%
% of net revenue	17.9%	15.1%

          Marketing expenses increased by $37.4 million, or 268%, from $14.0 million for 2014 to $51.4 million for 2015. This increase was primarily driven by continued investment in customer acquisition, including through our customer referral program and direct mail, online and television campaigns. As a percentage of net revenue, marketing expenses decreased from 17.9% for 2014 to 15.1% for 2015. This decrease as a percentage of net revenue was primarily the result of a decrease of 350 basis points in our customer referral program due to a decrease in the mix of customer referral orders versus total Orders as well as a decrease in cost per Order, partially offset by an increase of 100 basis points in advertising and promotional activity driven by an increase in direct mail campaigns.

Product, Technology, General and Administrative

	Year Ended December 31,

	2014	2015	% Change

	(in thousands)
Product, technology, general and administrative	$21,811	$70,151	222%
% of net revenue	28.0%	20.6%

          Product, technology, general and administrative expenses increased by $48.3 million, or 222%, from $21.8 million for 2014 to $70.2 million for 2015. This increase in product, technology, general and administrative expenses was primarily due to increased investment to support the growth of our business including:

  •
  an increase of $19.5 million in personnel costs primarily driven by increased headcount in corporate and other managerial positions;

  •
  an increase of $15.5 million in corporate overhead and administrative costs, which includes an increase of $5.8 million in payment processing fees driven by the increase in net revenue; and

  •
  an increase of $13.3 million in facilities costs for our corporate offices and fulfillment centers, including occupancy and rent.

          As a percentage of net revenue, product, technology, general and administrative expenses decreased from 28.0% for 2014 to 20.6% for 2015 primarily due to the continued scaling of our business.

Depreciation and Amortization

	Year Ended December 31,

	2014	2015	% Change

	(in thousands)
Depreciation and amortization	$611	$2,917	377%
% of net revenue	0.8%	0.9%

          Depreciation and amortization increased by $2.3 million, or 377%, from $0.6 million for 2015 to $2.9 million for 2015. This increase was primarily driven by increased investment in our property and equipment and technology to support the growth in our business. As a percentage of net revenue, depreciation and amortization increased from 0.8% for 2014 to 0.9% for 2015.

Income (loss) from Operations

	Year Ended December 31,

	2014	2015	% Change

	(in thousands)
Loss from operations	$(30,799)	$(46,898)	52%
% of net revenue	(39.6)%	(13.8)%

          Loss from operations increased by $16.1 million, or 52%, from $30.8 million for 2014 to $46.9 million for 2015. This increase was due to an increase in net revenue of $263.0 million, which was more than offset by an increase in operating expenses of $279.1 million. As a percentage of net revenue, loss from operations decreased from 39.6% for 2014 to 13.8% for 2015. This decrease as a percentage of net revenue was due to decreases in cost of goods sold, excluding depreciation and amortization, marketing and product, technology, general and administrative expenses primarily driven by the continued scaling of our business.

Income Taxes

          The provision for income taxes recorded in 2015 reflects state income taxes due as a result of opening our fulfillment center in Arlington, Texas in 2015 in which net operating losses were not available to offset our tax obligations. We did not incur income tax expense in 2014.

Quarterly Results of Operations and Other Financial and Operations Data

          The following tables set forth selected unaudited quarterly consolidated statements of operations data and other financial and operating data for each of the nine quarters beginning with the three months ended March 31, 2015, as well as, where applicable, the percentage of net revenue for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and in the opinion of our management, reflects all normal recurring adjustments necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our results of operations to be expected for any future period.

	Three Months Ended

	March 31, 2015	June 30, 2015	September, 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017

	(in thousands)
Consolidated Statements of Operations Data:
Net revenue	$48,586	$73,271	$102,283	$116,663	$172,098	$201,924	$205,452	$215,942	$244,843
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	37,579	54,999	83,705	86,988	112,523	127,322	145,644	147,193	168,531
Marketing	8,374	12,837	15,960	14,191	25,413	32,031	49,618	37,079	60,605
Product, technology, general and administrative	9,520	14,202	21,191	25,238	29,690	35,307	45,589	54,593	63,210
Depreciation and amortization	381	526	768	1,242	1,485	1,774	1,992	2,966	4,180

Total operating expenses:	55,854	82,564	121,624	127,659	169,111	196,434	242,843	241,831	296,526

Income (loss) from operations	(7,268)	(9,293)	(19,341)	(10,996)	2,987	5,490	(37,391)	(25,889)	(51,683)
Interest income (expense) and other income (expense), net	6	—	(4)	(8)	57	71	59	(162)	(470)

Income (loss) before income taxes	(7,262)	(9,293)	(19,345)	(11,004)	3,044	5,561	(37,332)	(26,051)	(52,153)
Provision for income taxes	—	(1)	(21)	(39)	(27)	(28)	(27)	(26)	(41)

Net income (loss)	$(7,262)	$(9,294)	$(19,366)	$(11,043)	$3,017	$5,533	$(37,359)	$(26,077)	$(52,194)

	(as a percentage of net revenue)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	77.3%	75.1%	81.8%	74.6%	65.4%	63.1%	70.9%	68.2%	68.8%
Marketing	17.2%	17.5%	15.6%	12.2%	14.8%	15.9%	24.2%	17.2%	24.8%
Product, technology, general and administrative	19.6%	19.4%	20.7%	21.6%	17.3%	17.5%	22.2%	25.3%	25.8%
Depreciation and amortization	0.8%	0.7%	0.8%	1.1%	0.9%	0.9%	1.0%	1.4%	1.7%

Total operating expenses:	115.0%	112.7%	118.9%	109.4%	98.3%	97.3%	118.2%	112.0%	121.1%

Income (loss) from operations	(15.0)%	(12.7)%	(18.9)%	(9.4)%	1.7%	2.7%	(18.2)%	(12.0)%	(21.1)%
Interest income (expense) and other income (expense), net	0.0%	—	(0.0)%	(0.0)%	0.0%	0.0%	0.0%	(0.1)%	(0.2)%

Income (loss) before income taxes	(14.9)%	(12.7)%	(18.9)%	(9.4)%	1.8%	2.8%	(18.2)%	(12.1)%	(21.3)%
Provision for income taxes	—	(0.0)%	(0.0)%	(0.0)%	(0.0)%	(0.0)%	(0.0)%	(0.0)%	(0.0)%

Net income (loss)	(14.9)%	(12.7)%	(18.9)%	(9.5)%	1.8%	2.7%	(18.2)%	(12.1)%	(21.3)%

Other Financial and Operations Data:
Orders (in thousands)	841	1,247	1,763	1,970	2,903	3,399	3,597	3,674	4,273
Customers (in thousands)	213	303	414	429	649	766	907	879	1,036
Average Order Value	$57.77	$58.74	$58.01	$59.21	$59.28	$59.40	$57.12	$58.78	$57.23
Orders per Customer	3.9	4.1	4.3	4.6	4.5	4.4	4.0	4.2	4.1
Average Revenue per Customer	$228	$242	$247	$272	$265	$264	$227	$246	$236
Adjusted EBITDA (in thousands)(1)	$(6,689)	$(8,525)	$(18,310)	$(9,352)	$5,048	$7,976	$(34,627)	$(22,018)	$(46,265)

(1)
Adjusted EBITDA is a non-GAAP financial measure defined by us as earnings (loss) before interest income and expense, taxes, depreciation, amortization and share-based compensation expense. Please see "Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures" for a discussion of the use of non-GAAP financial measures. The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most directly comparable measure calculated in accordance with GAAP.

	Three Months Ended

	March 31, 2015	June 30, 2015	September, 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016	March 31, 2017

	(in thousands)
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	$(7,262)	$(9,294)	$(19,366)	$(11,043)	$3,017	$5,533	$(37,359)	$(26,077)	$(52,194)
Share-based compensation	198	242	263	402	576	712	772	905	1,238
Depreciation and amortization	381	526	768	1,242	1,485	1,774	1,992	2,966	4,180
Interest (income) expense, net	(6)	0	4	8	(57)	(71)	(59)	162	470
Provision for income taxes	0	1	21	39	27	28	27	26	41

Adjusted EBITDA	$(6,689)	$(8,525)	$(18,310)	$(9,352)	$5,048	$7,976	$(34,627)	$(22,018)	$(46,265)

          Seasonality.    Our business is seasonal in nature and, as a result, our revenue and expenses and associated growth trends fluctuate from quarter to quarter. For example, we anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement and marketing investment, and, as a result, we expect it to be the strongest quarter in revenue growth. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we generally anticipate lower customer engagement and marketing investment, and we therefore expect lower revenue growth. While we believe these seasonal trends have affected and will continue to affect our quarterly results, our trajectory of rapid growth has masked these effects to date. As our growth moderates, the impact of these seasonality trends on our results of operations will become more pronounced.

          Net revenue.    Our quarterly net revenue increased sequentially quarter-to-quarter for all periods presented primarily due to the increase in Orders driven by our continued focus on customer acquisition and retention and the continued scaling of our business. In the third quarter of 2016, we increased promotional activity, including discounts to new customers, in part in response to increased competitive promotional activity. This resulted in increased customer acquisition in the third quarter of 2016, while decreasing Average Order Value, Orders per Customer and Average Revenue per Customer. In addition, our revenue increase in the first quarter of 2017 was favorably impacted by our seasonally high marketing investments and other seasonal factors discussed above. In the future, we anticipate that net revenue will continue to be impacted by the seasonal factors discussed above, including the timing of our marketing investments and promotional activity. In the second quarter of 2017, we expect to invest significantly less in marketing compared to the first quarter of 2017 due to the seasonal factors discussed above, the ongoing operational effort associated with launching our new fulfillment center in Linden, New Jersey, and our planned product expansion to offer greater flexibility in recipes. As a result, while we expect significant year-over-year net revenue growth from the second quarter of 2016 to the second quarter of 2017, we anticipate that our quarterly net revenue in the second quarter of 2017 will be modestly lower than the seasonally high level of net revenue in the first quarter of 2017, which decline will be more than offset by a reduction in our operating expenses, including a significant planned reduction in our marketing expenses due to our seasonal marketing strategies. Throughout the remainder of 2017, we also anticipate our net revenue and operating results will be impacted by the timing and success of the rollout of our planned product expansion.

          Cost of goods sold, excluding depreciation and amortization.    Our quarterly cost of goods sold, excluding depreciation and amortization, increased sequentially quarter-to-quarter for all periods presented, primarily due to the increase in Orders during the periods. In addition to the seasonal trends driving our net revenue, the higher outside temperatures of the summer months require more expensive fulfillment packaging material for our meals in order to maintain the proper temperature during delivery to the customer. In the summer months, we also have increased access to seasonal produce for use in our recipes, including specialty ingredients, which is expected to result in increased food and product packaging costs during such periods.

          In addition to these seasonal trends, we have also experienced fluctuations from quarter-to-quarter in our costs of goods sold, excluding depreciation and amortization, as we have expanded our fulfillment center network, implemented process changes in our fulfillment centers in an effort to drive operational efficiencies, and made changes to our recipes and the suppliers from whom we purchase ingredients. During the three months ended September 30, 2015, the increase in our costs of goods sold, excluding depreciation and amortization, as a percentage of net revenue as compared to the three months ended March 31, 2015 and June 30, 2015, was also due to higher labor and fulfillment costs, in part due to the recently opened fulfillment center in Texas. The increase in cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue during the three months ended September 30, 2016 as compared to the three months ended March 31, 2016 and June 30, 2016, was also due to increased reliance on higher-priced temporary workers and an increase in shipping and other direct fulfillment costs in part due to the expansions within our New Jersey and California fulfillment centers. While these expenses as a percentage of net revenue may fluctuate from quarter-to-quarter based on seasonality in our business and the other factors discussed above, we expect such expenses to decrease as a percentage of net revenue over time as we continue to scale our business.

          Marketing.    Our marketing expenses have generally increased quarter-to-quarter for the periods presented, primarily due to increased marketing activities to attract new customers and retain existing customers. The increase in marketing expenses in the third quarter of 2016 was also in part in response to increased competitive promotional activity during this period as the competitive landscape grew throughout 2016. We anticipate that our marketing strategies, which may be informed by the seasonal trends in our business, (as was the case in the first quarter of 2017), as well as the competitive landscape, will fluctuate from quarter-to-quarter and impact our quarterly results of operations. For example, we anticipate that the first quarter of each year will generally represent our strongest quarter in terms of customer engagement. Conversely, during the summer months and the end of year holidays, when people are vacationing more often or have less predictable weekly routines, we generally anticipate lower levels of customer engagement. Our marketing strategies are informed by these seasonal trends, and we anticipate that the levels of our marketing expenses will vary based on the anticipated level of customer engagement. We expect continued competitive marketing and promotional activity, which, along with other factors, may also affect the timing and amount of our marketing expenses.

          Product, technology, general and administrative expenses.    Our product, technology, general and administrative expenses increased sequentially quarter-to-quarter for all periods presented, primarily due to increases in personnel expenses as a result of increased headcount and general and administrative expenses supporting the growth of our business. In addition, the increase is a result of an increase in facilities costs related to expansion in our fulfillment centers. Lastly, the increase in product, technology, general and administrative expenses in the third and fourth quarters of 2016 and the first quarter of 2017 is also due to an increase in personnel costs driven by increased hiring in corporate positions.

          Depreciation and amortization.    Our depreciation and amortization increased sequentially quarter-to-quarter for all periods presented, driven by increased investment in our technology and property and equipment in our fulfillment centers and corporate offices to support the growth in our business.

Liquidity and Capital Resources

          Our cash requirements are principally for working capital and capital expenditures in support of the growth in our business, including construction and automation at our fulfillment centers. Historically, we have financed our operations through private sales of equity securities and payments received from customers. Since our inception, we have raised a total of $194.9 million from the sale of convertible preferred stock, net of costs associated with such financings. In 2016, we also entered into a revolving credit facility, which is classified as long-term debt in our consolidated balance sheet. Long-term debt, net of debt issuance costs, was $44.5 million as of December 31, 2016 and $99.6 million as of March 31, 2017. We did not have any debt prior to 2016. In May 2017, we issued and sold $63.5 million in aggregate principal amount of convertible notes to entities affiliated with Fidelity, and in June 2017, we issued and sold an additional $1.1 million in aggregate principal amount of convertible notes to certain of our other existing stockholders. See "Related Person Transactions—Convertible Note Financing."

          The following table presents the major components of net cash flows from and used in operating, investing, and financing activities for the periods indicated.

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

	(in thousands)
Net cash from (used in) operating activities	$(16,859)	$(26,396)	$(23,545)	$5,955	$(19,039)
Net cash used in investing activities	(10,325)	(5,936)	(66,456)	(5,743)	(56,263)
Net cash from (used in) financing activities	44,784	137,046	44,609	(39)	55,001

Increase (decrease) in cash and cash equivalents	17,600	104,714	(45,392)	173	(20,301)
Cash and cash equivalents—beginning of period	4,546	22,146	126,860	126,860	81,468

Cash and cash equivalents—end of period	$22,146	$126,860	$81,468	$127,033	$61,167

          Cash and cash equivalents consist of cash on hand, money market accounts, and amounts held by third-party financial institutions for credit and debit card transactions, which generally settle within three business days. Because we generally charge credit cards in advance of shipment and, historically, customers have most frequently requested delivery of their meals earlier in the week, amounts due for credit and debit card transactions as of the end of a financial reporting period may fluctuate significantly based upon the day of the week on which that period ends.

          Total restricted cash was $0.4 million, $4.1 million and $4.0 million as of December 31, 2015, December 31, 2016 and March 31, 2017, respectively. Restricted cash reflects pledged cash deposited into savings accounts that is used as security primarily for fulfillment centers and office space leases. Restricted cash that relates to leases extended beyond one year has been classified as a long-term asset.

          We define working capital as the difference between our current assets (excluding cash and cash equivalents) and current liabilities. Our working capital was $(27.6) million, $(58.1) million, and $(84.8) million as of December 31, 2015, December 31, 2016 and March 31, 2017, respectively.

          We believe that our existing cash and cash equivalents, together with cash generated from operations and available borrowing capacity under our revolving credit facility, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we may seek to increase the borrowing capacity under our revolving credit facility or raise additional funds through equity or debt financing arrangements. Our future capital requirements and the availability and accessibility to additional funds will depend on many factors, including those described in the section of this prospectus captioned "Risk Factors."

Net Cash from (used in) Operating Activities

          Net cash from (used in) operating activities consists primarily of net income adjusted for certain non-cash items and changes in operating assets and liabilities.

          For the three months ended March 31, 2017, net cash used in operating activities was $19.0 million and consisted of a net loss of $52.2 million increased for non-cash items of $5.9 million and cash from operating assets and liabilities of $27.3 million. Operating assets and liabilities consisted primarily of increases in accounts payable and accrued expenses and other current liabilities of $34.0 million, partially offset by a decrease in deferred revenue of $2.5 million and increases in inventory and other receivables of $8.9 million. For the three months ended March 31, 2016, net cash from operating activities was $6.0 million and consisted of net income of $3.0 million increased for non-cash items of $2.5 million and cash from operating assets and liabilities of $0.4 million. Operating assets and liabilities consisted primarily of increases in accounts payable and accrued expenses and other current liabilities of $6.8 million, offset by increases in inventory of $6.6 million.

          In 2016, net cash used in operating activities was $23.5 million and consisted of a net loss of $54.9 million increased for non-cash items of $11.4 million and cash from operating assets and liabilities of $19.9 million. Operating assets and liabilities consisted primarily of increases in accounts payable and accrued expenses and other current liabilities of $30.5 million and deferred revenue of $18.0 million, partially offset by increases in inventory and prepaid expenses and other current assets of $29.3 million.

          In 2015, net cash used in operating activities was $26.4 million and consisted of a net loss of $47.0 million increased for non-cash items of $5.8 million and cash from operating assets and liabilities of $14.8 million. Operating assets and liabilities consisted primarily of increases in accounts payable and accrued expenses and other current liabilities of $29.9 million and deferred revenue $4.0 million, partially offset by increases in inventory and prepaid expenses and other current assets of $19.6 million.

          In 2014, net cash used in operating activities was $16.9 million and consisted of a net loss of $30.8 million increased for non-cash items of $4.7 million and cash from operating assets and liabilities of $9.2 million. Operating assets and liabilities consisted primarily of increases in accounts payable, accrued expenses, and other current liabilities of $10.3 million and deferred revenue of $1.4 million, partially offset by increases in inventory, prepaid expenses, and other current assets of $2.1 million.

Net Cash used in Investing Activities

          Net cash used in investing activities primarily relates to capital expenditures to support our growth and drive efficiency in fulfillment center operations and investment in software development.

          For the three months ended March 31, 2017, net cash used in investing activities was $56.3 million and consisted primarily of $55.0 million for purchases of property and equipment and capitalized software costs of $0.1 million and $1.2 million of cash paid for an acquisition. Capital expenditures in the three months ended March 31, 2017 were driven by the continued construction and investments in automation equipment at our fulfillment centers and the acquisition of fixed assets to support the continued growth of our business. For the three months ended March 31, 2016, net cash used in investing activities was $5.7 million and consisted primarily of capitalized software costs of $0.6 million, purchases of property and equipment of $2.7 million, and an increase in restricted cash of $2.4 million.

          In 2016, net cash used in investing activities was $66.5 million and consisted primarily of $59.7 million for purchases of property and equipment, capitalized software costs of $3.2 million, and an increase in restricted cash of $3.6 million. Capital expenditures in 2016 were driven by the expansion and construction at our fulfillment centers, investments in automation equipment at our fulfillment centers to drive efficiency, expansion of our corporate headquarters, and the acquisition of fixed assets to support our business growth. In 2016, we started construction at our new fulfillment centers in New Jersey and California. As a result of the nature of our involvement in the construction of these new fulfillment centers, we are considered to be the owner for accounting purposes. We follow build-to-suit accounting for these arrangements and capitalize the fair value of the buildings and direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period, we assess whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, we will continue to be considered the owner of the buildings for accounting purposes. We expect to incur higher capital expenditures in the future primarily related to our new fulfillment centers, including construction costs and automation equipment to optimize and drive efficiency in our fulfillment center operations. As of March 31, 2017, our projected remaining capital expenditures are expected to amount to approximately $100.0 million to $180.0 million in the aggregate for 2017 and 2018. The timing and amount of these projected expenditures is dependent upon a number of factors, including the actual and forecasted growth in our business and may vary significantly from our estimates.

          In 2015, net cash used in investing activities was $5.9 million and consisted primarily of capitalized software costs of $1.6 million and purchases of property and equipment of $10.4 million, partially offset by the maturity of corporate bonds purchased for investment in 2014 that matured in 2015. Capital expenditures in 2015 primarily related to the acquisition of fixed assets to support our business growth and the opening of our Arlington, Texas fulfillment center.

          In 2014, net cash used in investing activities was $10.3 million and consisted primarily of purchases of short-term investments of $6.1 million and purchases of property and equipment of $3.7 million. Capital expenditures in 2014 primarily related to the acquisition of fixed assets to support our business growth and the opening of our Jersey City, New Jersey fulfillment center.

Net Cash from (used in) Financing Activities

          Net cash from (used in) financing activities primarily relates to proceeds from our issuance of convertible preferred stock and our net borrowings under our revolving credit facility.

          For the three months ended March 31, 2017, financing activities provided $55.0 million in cash primarily from $55.0 million in borrowings under our revolving credit facility, net of issuance costs. The proceeds from the borrowings are being used to finance our increased capital expenditures. For the three months ended March 31, 2016, net cash used in financing activities was $0.0 million and consisted primarily of principal payments on capital lease obligations, partially offset by net proceeds from issuance of common stock.

          In 2016, financing activities provided $44.6 million in cash primarily from $44.5 million in borrowings under our revolving credit facility, net of issuance costs. The proceeds from the borrowings are being used to finance our increased capital expenditures.

          In 2015, financing activities provided $137.0 million in cash as a result of $137.1 million of proceeds from the issuance of our Series D convertible preferred stock, net of issuance costs.

          In 2014, financing activities provided $44.8 million in cash primarily from $49.8 million of proceeds from the issuance of our Series C convertible preferred stock, net of issuance costs, offset by $5.0 million of common stock repurchases.

Revolving Credit Facility

          In August 2016, we entered into the revolving credit facility. The revolving credit facility matures in August 2019 and advances thereunder are secured by certain of our tangible and intangible assets. Absent any default, the revolving credit facility can be terminated at our discretion. As of December 31, 2016, we had $45.0 million in outstanding borrowings and

$0.3 million in issued letters of credit under the revolving credit facility. As of March 31, 2017, we had $100.0 million in outstanding borrowings and $0.3 million in issued letters of credit under the revolving credit facility. In April 2017, we drew an additional $25.0 million, increasing the total outstanding borrowings to $125.0 million. In May 2017, we amended our revolving credit facility to permit the issuance of our convertible notes and to increase the amount available to borrow by $25.0 million to an aggregate maximum amount of $175.0 million. In May 2017, we also cancelled a previously issued letter of credit for $0.7 million and issued a letter of credit for $1.1 million under the revolving credit facility, increasing total letters of credit under the revolving credit facility to $1.4 million. In June 2017, we amended our revolving credit facility to increase the amount available to borrow by $25.0 million to a total maximum amount of $200.0 million.

          Borrowings under the revolving credit facility bear interest, at our option, at (1) a base rate based on the highest of prime rate, the federal funds rate plus 0.50% and an adjusted LIBOR rate for a one-month interest period plus 1.00%, plus in each case a margin ranging from 0.50% to 1.00% or (2) an adjusted LIBOR rate plus a margin ranging from 1.50% to 2.00%, based on our total leverage ratio for the preceding four fiscal quarters and our status as a public or non-public company. We are also obligated under the revolving credit facility to pay certain customary fees, including an unused commitment fee on undrawn amounts of 0.15%.

          The revolving credit facility contains certain restrictive covenants, including limitations on the incurrence of indebtedness and liens, restrictions on affiliate transactions, restrictions on the sale or other disposition of collateral and limitations on dividends and stock repurchases. As of December 31, 2016 and March 31, 2017, we were in compliance with all of our covenants under our revolving credit facility.

Contractual Obligations

          At December 31, 2016, our debt and certain other significant contractual financial obligations that will affect our future liquidity were as follows:

	2017	2018	2019	2020	2021	Thereafter	Total

	(in thousands)
Revolving credit facility(1)	$1,317	$1,317	$45,855	$—	$—	$—	$48,489
Operating lease obligations(2)	9,945	9,687	6,304	5,246	5,183	18,765	55,130
Capital lease obligations(3)	276	255	153	85	13	—	782
Build-to-suit lease obligations(4)	2,693	4,782	4,902	5,025	5,152	29,269	51,823

Total	$14,231	$16,041	$57,214	$10,356	$10,348	$48,034	$156,224

(1)
Includes estimated interest payments based on currently effective interest rates as of December 31, 2016, timing of scheduled payments, and the maturity date of our revolving credit facility.

(2)
Includes non-cancelable operating leases for office space in New York, New York including our headquarters, and Austin, Texas and fulfillment centers in Jersey City, New Jersey, Richmond, California and Arlington, Texas. We also have various non-cancelable operating leases for certain automation equipment.

(3)
Includes estimated interest payments attributable to our capital lease obligations, all of which have fixed interest rates.

(4)
Includes lease payments for fulfillment centers in New Jersey and California for which we are deemed to be the owner for accounting purposes. We follow build-to-suit accounting for these arrangements and capitalize the fair value of the buildings and direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period we assess whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, we will continue to be considered the owner of the buildings for accounting purposes.

          Other than the borrowings disclosed above in the "Revolving Credit Facility" section and changes which occur in the normal course of business, as of March 31, 2017, there were no significant changes to the contractual obligations reported at December 31, 2016. In May 2017, we commenced a non-cancellable purchase commitment with a food supplier. Based on projected minimum purchase volumes and expected pricing, our minimum purchase obligation is estimated to be approximately $42.5 million in the aggregate through 2020. Total purchases under the contract may be higher than the minimum non-cancellable commitment. In addition, in May 2017, we amended the lease for one of our principal executive offices in New York, New York to extend the term through October 2019 and lease additional office space at the location. The amendment resulted in an increase of $7.6 million in the minimum lease payments required over the remaining term of the lease arrangement.

Off-Balance Sheet Arrangements

          As of December 31, 2015, December 31, 2016 and March 31, 2017, we did not have any off-balance sheet arrangements, except for operating leases entered into in the normal course of business as discussed above.

Quantitative and Qualitative Disclosures about Market Risks

          We are exposed to certain market risks in the ordinary course of our business. These risks primarily consist of interest rates, food prices and inflation as follows:

Interest Rates

          Our cash and cash equivalents consist of cash, money market accounts, and amounts held by third-party financial institutions for credit and debit card transactions. The primary objective of our investment activities is to preserve principal while maximizing return without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, the fair value of our portfolio of cash and cash equivalents is not particularly sensitive to interest rate changes. We determined that the nominal difference in basis points for investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

          We are subject to interest rate risk in connection with our revolving credit facility. See "Liquidity and Capital Resources—Revolving Credit Facility" above.

Food Prices

          Our profitability is dependent on, among other things, our ability to anticipate and react to food costs. We have been able to effectively manage cost variations resulting from a number of factors, including market conditions, shortages or interruptions in supply due to weather or other conditions beyond our control and inflation, through our recipe creation process. We typically begin working with our suppliers months in advance to plan our supply needs, while maintaining flexibility to adjust our recipes, and therefore our ingredients, in the weeks leading up to shipment. However, substantial increases in food prices could impact our operating results to the extent that such increases cannot be mitigated through our recipe planning.

Inflation Risk

          We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition.

Critical Accounting Policies and Significant Estimates

          In preparing our consolidated financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs and expenses, and disclosure of contingent assets and liabilities that are reported in the consolidated financial statements and accompanying disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain. Therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates and assumptions. See note 2 to our consolidated financial statements included in this prospectus for information about these critical accounting policies, as well as a description of our other accounting policies.

Revenue Recognition

          We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer. We also defer revenue from the sale of gift cards and prepaid orders until all criteria for revenue recognition are met. Net revenue is reduced for actual and estimated customer credits and refunds expected to be issued. For the years ended December 31, 2014, 2015, and 2016, credits and refunds represented 4.8%, 4.4%, and 3.3% of net revenue, respectively.

          We periodically enter into agreements with third parties to market our products. We record revenue from such arrangements at the gross amount as we are the primary obligor with the customer, provide primary customer service for such products sold on our website, have latitude in establishing price and selecting such products sold on our website, and maintain inventory risk. Payments received in advance under these agreements are recorded as deferred revenue until all criteria for revenue recognition are met.

Inventories, Net

          Inventories, net consist primarily of bulk and prepped food, products available for resale, packaging, and containers which are stated at the lower of cost or market. Inventory costs consist of product costs, inbound shipping and handling costs and applicable direct labor costs. Inventories are valued on a first-in, first-out cost basis. We record an inventory valuation reserve when applicable, based on currently available information, about the likely method of disposition, such as through sales to individual customers, donations or liquidations, and expected recoverable values of each inventory category.

Leases

          We categorize lease agreements at their inception as either operating or capital leases. For operating leases, we recognize rent expense on a straight-line basis over the term of the lease. For capital leases, we record a leased asset with a corresponding liability. Payments are recorded as reductions to the liability with an interest charge recorded based on the remaining liability.

          We review leases for which we are involved in construction to determine if we are considered to be the owner for accounting purposes during the construction period. If we are determined to be the owner for accounting purposes, we follow build-to-suit accounting and capitalize the fair value of the building and direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period we assess whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, we will continue to be considered the owner of the building for accounting purposes.

Recoverability of Long-Lived Assets

          Our long-lived assets consist of property, equipment and capitalized software development costs. We periodically evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value. For the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, no impairment of long-lived assets was indicated.

Income Taxes

          We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management makes an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In evaluating our ability to recover our deferred tax assets in the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In evaluating the objective evidence that historical results provide, we consider three years of cumulative operating income (loss). Based on our historical operating losses, we have recorded a full valuation allowance against our federal and state net operating loss carryforwards. If and when we achieve profitability in future years, we expect to realize some or all of our net operating loss carryforwards, subject to limitations imposed by Section 382 of the Internal Revenue Code. See "Risk Factors—Other Risks Related to Government Regulation—Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability."

          The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. We (1) record unrecognized tax benefits as liabilities in accordance with ASC 740 and (2) adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a resolution that is materially different from our current estimate of the unrecognized tax benefit. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

Share-Based Payments

          We recognize share-based compensation for share-based awards, including stock options, based on the estimated fair value of the awards, net of estimated forfeitures. We estimate the fair value of stock options on the grant date generally using the Black-Scholes option-pricing model and recognize the related share-based compensation on a straight-line basis over the period in which the employee is required to provide services, generally up to four years. For stock repurchases, we recognize any excess of the repurchase price over the fair value of the instruments repurchased as additional share-based compensation.

          We determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

  •
  Fair Value of Our Common Stock. Because our stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in "—Common Stock Valuations" below.

  •
  Expected Term. The expected term represents the period that the share-based awards are expected to be outstanding. The expected term of stock options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term.

  •
  Risk-Free Interest Rate.  The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the share-based awards' expected term.

  •
  Expected Volatility.  Because we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the share-based awards.

  •
  Dividend Rate. The expected dividend is zero as we have not paid and do not anticipate paying any dividends in the foreseeable future.

  •
  Forfeiture rate.  We estimate our forfeiture rate based on an analysis of our actual forfeitures and we will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from our estimates, we might be required to record adjustments to share-based compensation in future periods.

          If any of the assumptions used in the Black-Scholes model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

          The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

Expected term (in years)	5.99 - 6.13	5.86 - 6.06	5.85 - 6.93	5.97 - 6.93	3.49 - 6.01
Risk-free interest rate	1.67 - 1.94%	1.63 - 1.82%	1.28 - 2.19%	1.36 - 1.50%	1.79 - 2.27%
Expected volatility	47.56 - 68.38%	58.95 - 61.51%	49.83 - 60.37%	59.71 - 60.37%	46.35 - 49.24%
Dividend rate	—	—	—	—	—

          In February 2016, we granted an option to purchase 481,123 shares of our Class B common stock with an exercise price of $62.35 (which was higher than the fair market value of a share of our Class B common stock on the date of grant and was intended as further incentive to create substantial long-term stockholder value) to one of our executive officers. In addition to the typical vesting requirement for our options as discussed above, this grant allows for acceleration provisions including full and immediate vesting upon certain termination events. As this grant was determined to include a market condition, we utilized the Monte Carlo simulation valuation model to value the grant. The total grant date fair value of this grant was $0.5 million and is recognized as expense over the derived service period of 5.7 years.

Common Stock Valuations

          The fair value of shares of common stock has historically been determined by our board of directors, with input from management, based upon information available at the time of grant. Given the absence of a public market for our common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, our board of directors has exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock including:

  •
  contemporaneous third-party valuations of our common stock;

  •
  the prices, rights, preferences and privileges of preferred stock relative to the common stock;

  •
  market performance of comparable publicly traded peer companies;

  •
  the prices of convertible preferred stock sold by us to third-party investors;

  •
  our operating and financial performance;

  •
  the lack of marketability of our common stock;

  •
  the U.S. and global economic and capital market conditions and outlook; and

  •
  the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions.

          We granted stock options with the following exercise prices between January 1, 2016 and the date of this prospectus:

Grant Date	Class B Common Shares Underlying Options Granted	Exercise Price Per Share		Fair Value Per Class B Common Share at Grant Date
February 29, 2016	1,836,211	$3.69		$3.69
February 29, 2016	481,123	$62.35	(1)	$3.69
June 3, 2016	472,000	$4.03		$4.03
August 29, 2016	744,000	$5.44		$5.44
December 22, 2016	1,753,000	$5.53		$5.53
March 13, 2017	1,435,350	$7.04		$7.04
March 13, 2017	46,656	$7.75	(2)	$7.04
April 25, 2017	767,340	$12.37		$12.37
April 30, 2017	161,676	$12.37		$12.37
May 19, 2017	222,940	$15.99		$15.99

(1)
Represents a grant with an exercise price of $62.35 (which was higher than the fair market value of a share of our Class B common stock on the date of grant) to one of our executive officers. See "—Share-Based Payments" above for further discussion.

(2)
Represents a grant with an exercise price of $7.75 (which is equal to 110% of the fair market value of a share of our Class B common stock on the date of grant) to one of our executive officers in accordance with our 2012 Equity Incentive Plan, which requires that if, at the time we grant an incentive stock option, the optionee owns stock that holds more than 10% of the total combined voting power of all classes of the Company's stock, the exercise price must be at least 110% of the fair value of the shares underlying the stock option on the grant date.

          Based on the initial public offering price of $10.00 per share, the intrinsic value of stock options outstanding at June 15, 2017 was $32.0 million, of which $18.8 million related to stock options that were vested and $13.2 million related to stock options that were unvested, in each case at that date.

          In valuing our common stock, our board of directors determined the equity value of our business using the market approach. The market approach relies on an analysis of publicly traded companies similar in industry and/or business model to our company. This methodology uses these guideline companies to develop relevant market multiples and ratios, using metrics such as revenue, earnings before interest and taxes, or EBIT, earnings before interest, taxes, depreciation and amortization, or EBITDA, net income and/or tangible book value. These multiples and values are then applied to our company's corresponding financial metrics. Since no two companies are perfectly comparable, premiums or discounts may be applied to the subject company's metrics if its position in its industry is significantly different from the position of the guideline companies, or if its intangible attributes are significantly different. The market approach also uses actual prices paid in merger and acquisition transactions for companies similar to our company. Exit multiples of total purchase price paid to revenues, EBIT, EBITDA, net income and/or book value may be developed for each comparable transaction, if the data is available, and then applied to our company's corresponding financial metrics.

          For valuations through September 30, 2016, the equity value determined was allocated to the common stock using the option-pricing method, or OPM. The OPM treats common stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The OPM uses the Black-Scholes option-pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

          Beginning with the December 31, 2016 valuation, we changed the methodology for allocating our equity value to our common stock to a probability weighted expected return method, or PWERM. We made this change as greater certainty developed regarding a possible liquidity event. The PWERM methodology relies on a forward-looking analysis to predict the possible future value of a company. Under this method, discrete future outcomes, including initial public offering, non-IPO scenarios, and a merger or sale are weighted based on our estimate of the probability of each scenario. We applied a hybrid method of the PWERM where the non-IPO scenario is modeled using an OPM to reflect the full distribution of possible non-IPO outcomes. The hybrid method is useful when certain discrete future outcomes can be predicted, but also accounts for uncertainty regarding the timing or likelihood of specific alternative exit events.

Emerging Growth Company Status

          We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may take advantage of these exemptions until we are no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period.

Recent Accounting Pronouncements

          In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 affects any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The new guidance will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The new standard also includes enhanced disclosures which are significantly more comprehensive than those in existing revenue standards. In March 2016, the FASB issued ASU No. 2016-08, "Revenue from Contracts with Customers (Principal versus Agent Considerations)," to clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, "Revenue from Contracts with Customers (Identifying Performance Obligations and Licensing)," to clarify the implementation guidance on identifying performance obligations and licensing. In May 2016, the FASB issued ASU No. 2016-12, "Revenue from Contracts with Customers (Narrow-Scope Improvements and Practical Expedients)," to clarify the implementation guidance on assessing collectibility, presentation of sales taxes, noncash consideration and completed contracts and contract modifications at transition. In December 2016, the FASB issued ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers)," to clarify the guidance or to correct unintended application of guidance. For non-public entities, the guidance is effective for annual periods beginning after December 15, 2018. Non-public entities are permitted to adopt the standard as early as annual reporting periods beginning after December 15, 2016 and interim periods therein. We are evaluating the impact this new guidance may have on our consolidated financial statements.

          In February 2016, the FASB issued its final standard on lease accounting, Accounting Standards Update No. 2016-02 ("ASU 2016-02"), Leases (Topic 842), which supersedes Topic 840, Leases. The new accounting standard requires the recognition of right-of-use assets and lease liabilities for all long-term leases, including operating leases, on the balance sheet. The new standard also provides additional guidance on the measurement of the right-of-use assets and lease liabilities and will require enhanced disclosures about our leasing arrangements. For non-public entities, the new standard is effective for annual periods beginning after December 15, 2019, with early adoption permitted. We are evaluating the impact this new guidance may have on our consolidated financial statements.

          In March 2016, the FASB issued Accounting Standards Update No. 2016-09 ("ASU 2016-09"), Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public entities. For non-public entities, the amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2017, with early adoption permitted. We are evaluating the impact this new guidance may have on our consolidated financial statements.

BUSINESS

          Blue Apron's mission is to make incredible home cooking accessible to everyone.

          We believe that sharing home-cooked meals with our families and loved ones is an important way to demonstrate our values and affection. It is at our kitchen tables, over a meal, where we often celebrate our milestones, acknowledge our setbacks, and appreciate the comfort of each other's company. Modern life has made this more difficult—many of us are too busy to grocery shop, lack the skills or confidence to cook, or cannot easily find the quality ingredients that make home cooking enjoyable.

          By creating unique cooking experiences built on original recipes, high-quality, pre-portioned ingredients, and engaging content, we make incredible home cooking accessible. Along the way, as we introduce new flavors, new ingredients, new techniques, and tried-and-true cooking fundamentals, our customers keep learning. That's why we named our company Blue Apron: chefs around the world wear blue aprons when learning to cook. To us, that apron symbolizes lifelong learning, a value that permeates everything we do.

          Our vision for the future is ambitious: to build a better food system. We are transforming the way that food is produced, distributed, and consumed. We believe a better food system will benefit not only consumers and stockholders, but also the planet, and we manage our business for the benefit of all three.

Overview

          Blue Apron was founded in 2012 premised on a simple desire—our founders wanted to cook at home with their families, but they found grocery shopping and menu planning burdensome, time consuming, and expensive. This problem inspired Blue Apron's first delivery: a box with three recipes—seared hanger steak, barbecue Cornish game hen, and lemongrass shrimp with soba noodles—and the pre-portioned ingredients needed to cook them. Since that initial delivery, we have scaled rapidly, developing our expertise and an ever-more ambitious vision. From inception through March 31, 2017, we have delivered over 159 million meals to households across the United States, which represents approximately 25 million paid orders.

          Our core product is the cooking experience we help our customers create. These experiences extend from discovering new recipes, ingredients, and cooking techniques to preparing meals with families and loved ones to sharing photos and stories of culinary triumphs. Central to these experiences are the original recipes we design and send along with fresh, seasonal ingredients directly to our customers. We offer our customers two flexible plans—our 2-Person Plan and our Family Plan. Our recipes are accompanied by printed and digital content, including how-to instructions and the stories of our suppliers and specialty ingredients. We also sell wine, which can be paired with our meals, and we sell kitchen tools and staples we use in our test kitchens where we create new recipes.

          Our customers often cook with us multiple times each week, and they trust us to craft delicious recipes and to select interesting, high-quality ingredients to feed their families and loved ones. Hailing from 48 states, our customers span ages, geographies, income brackets, and culinary expertise. They include recent college graduates, young couples, families, singles, and empty nesters. Our passionate, committed, and engaged community of home cooks tell us, through emails, phone calls, and social media, how much Blue Apron has changed their lives.

Our Business Model

          We have reimagined the traditional grocery business model and developed an integrated ecosystem that employs technology and expertise across many disciplines. Our supply-demand coordination activities—demand planning, recipe creation, recipe merchandising, and marketing—drive our end-to-end value chain. We gather and infer information about our customers' tastes, food preferences, and order behavior to forecast near-term and long-term demand. We also manage and influence demand, including through our content, proprietary software tools, and e-commerce experience. For example, our flexible recipe design process allows us to adjust recipes close to the time of delivery, enabling us to coordinate customer preferences with expected ingredient supply to help mitigate supply chain risks. Because our customers select recipes instead of specific ingredients, we can make adjustments while maintaining a consistent, high-quality customer experience. Our innovative direct-to-consumer business model enables us to:

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  eliminate middlemen and work in a direct, coordinated manner with our suppliers to reduce costs so we can make our products available affordably and at scale;

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  provide consumers with differentiated, specialty ingredients, many of which are not widely available and are exclusive to us;

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  develop and implement proprietary technology across our fulfillment operations to effectively manage our frequently changing, high-throughput, perishable inventory; and

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  design and optimize a cost-effective delivery network capable of reaching over 99% of the U.S. population.

          Our greatest strength is our highly collaborative and multidisciplinary team, which includes agricultural scientists, software and industrial engineers, data scientists, brand and direct marketers, quality and fulfillment associates, operations specialists, photographers, customer experience representatives, recipe writers, and world-class chefs. Our shared commitment to making home cooking accessible to everyone defines our work and focuses our efforts.

Our Value Proposition

          The benefits of our innovative business model extend to multiple stakeholders—our customers, our stockholders, and the planet.

          For descriptions of how we define and calculate Customers, Orders, and Average Order Value, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics."

Selected Financial Results

          In 2014, 2015, and 2016, we generated $77.8 million, $340.8 million, and $795.4 million in net revenue, respectively, representing growth of 338% from 2014 to 2015 and growth of 133% from 2015 to 2016. In the three months ended March 31, 2016 and March 31, 2017, we generated $172.1 million and $244.8 million in net revenue, respectively, representing growth of 42%. In 2014, 2015, and 2016, we incurred net losses of $(30.8) million, $(47.0) million, and $(54.9) million, respectively, and in the three months ended March 31, 2016 and March 31, 2017, we generated net income of $3.0 million and incurred a net loss of $(52.2) million, respectively. In the years ended December 31, 2014, 2015, and 2016, our adjusted EBITDA was $(26.5) million, $(42.9) million, and $(43.6) million, respectively, and in the three months ended March 31, 2016 and March 31, 2017, our adjusted EBITDA was $5.0 million and $(46.3) million, respectively. In the years ended December 31, 2014, 2015, and 2016, our net cash from (used in) operating activities was $(16.9) million, $(26.4) million, and $(23.5) million, respectively, and in the three months ended March 31, 2016 and March 31, 2017, our net cash from (used in) operating activities was $6.0 million and $(19.0) million, respectively. Adjusted EBITDA is a non-GAAP financial measure. See "Selected Consolidated Financial Data—Non-GAAP Financial Measures" for information regarding our use of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most directly comparable measure calculated in accordance with U.S. generally accepted accounting principles, or GAAP.

Our Products

Meals

          We create original recipes that we develop every week. Our recipes feature fresh, seasonal ingredients. Our customers can choose the recipes they would like to receive from each week's menu, and we deliver those recipes to their doorsteps along with the pre-portioned ingredients required to cook them. Customers prepare their own meals: prepping, chopping, and cooking the ingredients with their families and loved ones.

          Our customers can plan their orders to complement their individual tastes and lifestyles. Some customers prefer to let our recipe recommendation algorithm choose their recipes based on the food preferences they have provided to us, while other customers actively choose (up to six weeks in advance of delivery) which recipes to receive. Customers can choose to receive orders once per week, or less frequently if that better suits their schedules. Customers can make their order selections on our website or through our mobile application.

Plans

          We currently offer two meal plans:

          Our 2-Person Plan includes three recipes per week (chosen from six options), each of which serves two people. This plan costs $59.94 per week, or $9.99 per person per meal (serving), and shipping is free.

          Our Family Plan includes two or four recipes per week (chosen from four options), each of which serves four people. For new customers, this plan costs $71.92 for two recipes per week or $143.84 for four recipes per week, or $8.99 per person per meal (serving), and shipping is free.

          In addition, for certain customers, we offer increased flexibility (greater or fewer recipes per order) and additional options (the ability to choose from a greater number of recipes) in our product offerings, and we plan to make this increased flexibility and additional options available to all customers in the future.

          Based on the number of Orders in 2016 per plan type, 78% of our meal Orders were for the 2-Person Plan and 22% were for the Family Plan.

Menu Design

          We design our menus—the mix of recipes we offer each week—with our customers' tastes and preferences in mind. Our approach to menu design seeks to balance ingredient supply and cost while appealing to a variety of customer lifestyles across a broad range of demographics and taste profiles. We create at least ten recipes per week between our 2-Person and Family Plans, striving for a balanced mix of ingredients, cuisines, familiarity, discovery, and preparation times.

Recipes

          We design our recipes to evoke a sense of discovery for our customers and to be both accessible to new home cooks and interesting for experienced ones. The insights that we extract from consumer research and our customer data underpin a smart recipe design process that simultaneously allows for product variety and supply chain flexibility. Our culinary team, including chefs who are alumni of some of the best restaurants in the world—such as Michelin-starred Per Se and Blue Hill at Stone Barns—begins the recipe creation process with various seasonal ingredients grown by our farm suppliers. Our chefs apply to these raw ingredients their expertise and insights from our customer feedback and recipe ratings to create new offerings every week, with an eye towards what is accessible for families to eat week-in and week-out. Some recipes offer comfort foods with a twist—like short rib burgers with a hoppy cheddar sauce—while others involve less familiar culinary traditions, like spring miso ramen. Our recipes typically range from 500 to 800 calories per serving, include an average of nine ingredients, and are typically designed to take less than 45 minutes to prepare. Every week our chefs go back to the kitchen, inventing original recipes to deliver variety to our customers.

Ingredients

          The phrase "a great recipe is composed of incredible ingredients" is a core Blue Apron philosophy, so much so it is inscribed on the wall of our office. We are committed to sourcing fresh, high-quality ingredients from farmers, ranchers, fishermen, and artisans year round. Our recipes change every week based on the season and often feature specialty ingredients not readily available elsewhere. By merchandising these ingredients into carefully crafted recipes, we are able to introduce our customers to ingredients they may have never experienced before.

          We also partner with artisan suppliers to create ingredients specifically for our recipes, such as fresh nettle pasta, custom spice blends, or bespoke ramen noodles from a third-generation noodle maker.

          Our ingredient standards are critically important to us and our customers. Our customers trust us to select ingredients for them, and we must deliver on that trust with every baby artichoke, maitake mushroom, and wild-caught Alaskan salmon filet. We source only non-GMO (genetically modified organism) ingredients and buy from a variety of certified organic producers. All of our beef, poultry, and pork comes from animals given exclusively vegetarian feed and not treated with added hormones or sub-therapeutic antibiotics. Based on the foregoing standards and our analysis of Nielsen retailer data on pounds of fresh beef, chicken, and pork sold in the United States in 2016, we believe that our beef standards are higher than 97% of beef sold, our chicken standards are higher than 92% of chicken sold, and our pork standards are higher than 99% of pork sold. Similarly, we source high-quality seafood consistent with the standards established by Monterey Bay Aquarium Seafood Watch, one of the world's most respected sustainable seafood organizations.

          We encourage our farm partners to use an organic systems-based approach that utilizes organic practices and seeks to rebuild and enhance biological systems that increase crop health, yields, and productivity, build soil health, improve biodiversity, encourage energy conservation, and reduce greenhouse gas emissions, water pollution, and costs.

Wine

          For many people, a good glass of wine makes dinner better, so in September 2015 we launched Blue Apron Wine, our direct-to-consumer wine delivery service. Blue Apron Wine uses an integrated supply chain and direct sourcing relationships to deliver high-quality wines at compelling values. Each month, we work directly with vineyards and acclaimed winemakers, including our in-house winemaker, to create custom Blue Apron wines that are specially crafted for our customers and are not available elsewhere. Our wines pair with our meals and are sized for a dinner for two (in 500ml bottles, rather than traditional 750ml bottles). Each wine delivery costs $65.99 (including shipping) and contains six bottles of wine, generally consisting of three red wines and three white wines (or rosé, depending on the season), tasting notes, pairing tips, and the story behind each wine. We have also recently introduced additional flexibility so our customers may select from a wider assortment of wines. We are a licensed winery, and currently ship directly to customers in 31 states and Washington, D.C. We estimate that these 31 states, together with Washington, D.C., represent approximately 85% of the U.S. wine-drinking population. Our customers can choose to purchase wine alone or to purchase both meals and wine. As with our meals, customers may choose to actively manage their wine orders by adjusting deliveries to fit their schedules, or they may simply sign up and receive a delivery each month.

Market

          To better equip our customers to excel as home cooks, in November 2014 we launched Blue Apron Market, our e-commerce marketplace. Blue Apron Market features a curated selection of cooking tools, utensils, and pantry items, many of which are not available elsewhere and which are recommended by our culinary team. Some of our best-selling items include a custom Togiharu handcrafted Japanese Chef's knife, Luminarc prep bowls, the Microplane zester-grater, the Eddington olive wood spoon, and Jacobsen Salt Co. all-purpose kosher sea salt. Customers may also purchase our seasonal cookbooks, which will be published by Harper Wave, an imprint of HarperCollins Publishers, and sold through bookstores and will feature recipes for weeknight meals, large format feasts, desserts, and culinary projects. All of our recipe cards feature cooking tools and utensils from Blue Apron Market, creating an integrated brand experience for our community of home cooks and repeated merchandising opportunities for our company.

Digital Experience and Content

          Customers can find recipes, register their preferences, manage their accounts, and make purchases on our site or on our mobile application. As of December 31, 2016, the Blue Apron iOS mobile application had been downloaded over 1.3 million times. Our digital customer experience is immersive: we offer how-to cooking videos, stories about our suppliers, and our collection of over 1,000 recipes that customers can revisit on their own.

          Our ingredients have stories, and we communicate our commitment to our vision and the quality of our products by telling those stories. Through printed content included in our deliveries or on digital and social channels, we highlight the origins of our recipes and ingredients and help our customers understand why our recipes and ingredients are special. We also share the stories of our suppliers and explain why the ingredients they grow and create are of high quality.

How We Do It

          We have architected an integrated ecosystem that enables us to source high-quality, differentiated ingredients, design original recipes around those ingredients, and combine them into compelling cooking experiences that we deliver to customers across the United States. Our interconnected end-to-end value chain allows us to execute cost-effectively and at scale. Coordination between our culinary team, marketing practices, and technology tools helps us pair customer demand with supply, as well as to work with our suppliers to deliver high-quality food at compelling values. Our fulfillment and logistics operations are built to support our ongoing product innovation.

Supply-Demand Coordination

          Our supply-demand coordination activities include demand planning, recipe creation, recipe merchandising, and marketing. We use near-term and long-term demand forecasting based on proprietary data and software to inform decisions at every step of our value chain, from decisions about fulfillment center capacity to crop planning by our farm partners to predicting our supply needs to ingredient purchasing. This process continues through recipe creation and merchandising, as we craft recipes around available ingredients, often just a few weeks prior to delivery. We have also tailored our marketing strategies based on these demand forecasts and planning to optimize our marketing return-on-investment.

Demand Planning

          Our deep understanding of our customers' preferences and behaviors is core to our integrated business model. We have ongoing interactions with our customers—when they input their food preferences on our website, rate recipes, make their recipe selections, or set their delivery schedules—and we are constantly learning from their explicit and implicit choices and preferences. We also have created machine learning models that take into account these explicit and implicit customer behaviors to develop near-term and long-term demand forecasts that inform our demand and supply coordination tools, such as recipe creation and merchandising, and drive operational execution.

Recipe Creation and Merchandising

          As our culinary team crafts original recipes, they consider the availability of various ingredients, drawing upon real-time data from our proprietary planning software, and use their culinary expertise to adjust recipes and change ingredients up to six weeks prior to delivery. For example, if a farmer has a better-than-expected yield, we may buy more of that farmer's ingredients and incorporate them into additional recipes. Once recipes are created, we can also merchandise them through our website and mobile application in ways that influence and coordinate customer demand with our supply. For example, our recipe recommendation algorithm, which pre-sets customers' orders each week, balances customer preferences, supply availability, and capacity at our fulfillment centers to make informed recommendations.

          These capabilities—combined with the fact that our customers come to us for varied cooking experiences rather than specific ingredients or menu items—buffer us from price and supply volatility while maintaining the quality of our customers' experiences.

Marketing as Demand Driver

          Our marketing activities are informed by our demand forecasting and planning, seasonal and geographic operational factors, and insights from our proprietary customer data. For example, we run targeted email and social media campaigns to drive customer demand to, among other things, optimize our operational capacity for specific days of the week or in particular geographies. Because of our integrated technology platform, we are able to implement real-time product marketing updates across our platform.

Supplier Partnerships

          Our deep supplier relationships, built on a foundation of trust, provide us access to a supply of high-quality ingredients and enable us to reduce costs and enhance utilization of our planet's resources. Current strategies we employ with some of our suppliers to support this approach include:

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  Eliminating middlemen and collaborating directly with farmers on crop planning and production to provide fresh ingredients to our customers.

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  Sharing tools and insights to enable our suppliers to improve their efficiency, promote agricultural practices that prioritize long-term health of the farmland, and produce high-quality ingredients for our customers at a compelling value.

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  Collaborating with farmers and ranchers to utilize whole animals instead of individual cuts, giving us the ability to provide premium products to our customers, reduce volatility for our suppliers, and help insulate us from market fluctuations in prices.

Direct Supplier Relationships

          In 2016, we purchased from over 300 food suppliers. Approximately 70% of our food spending in 2016 was with suppliers who had entered into exclusivity arrangements with us in which they have agreed not to supply any other company that sells boxed meals or recipes and pre-portioned ingredients to consumers. Our direct relationships allow us to deliver flavorful and unique ingredients in a scaled and cost-effective way.

Farm Partnerships Program

          We plan seasonal menus around healthy crop rotations. In the fourth quarter of 2015, we launched our Farm Partnerships Program to promote sound agricultural practices, while also reducing overall costs. Over the course of 2016, our team of agricultural and environmental scientists worked with over 70 farmers through this program to help build soil health and improve crop yields. Throughout the year, our team collects regional data (such as soil maps), academic research, and data from our farmer partners to inform and recommend planting timelines and varietal spacing techniques. Using this information, farm partners can better align growing seasons with healthy farmland practices. We believe that by supporting our farm partners in this way, we can cost-effectively procure high-quality, hard to find ingredients at scale.

Whole Animal Utilization

          Similar to many high-end restaurants which buy whole animals and use different cuts across their menus, we are able to reduce waste, lower costs, and access premium supplies by partnering with suppliers to source whole animals. In the first quarter of 2017, we acquired the assets of BN Ranch, a premium supplier of sustainable beef, poultry, and lamb to support our whole animal utilization program and better coordinate our supply and demand. Its founder, Bill Niman, a thought leader in animal husbandry and welfare with decades of experience, has joined the Blue

Apron team. Under his leadership, we plan to further develop our animal welfare and husbandry standards for beef, pork, and poultry and to champion our whole animal utilization program.

Operations

          Our purchasing, production, fulfillment, and logistics operations are integrated with our demand management and supplier relationships. Successfully integrating these disparate activities requires us to possess a variety of competencies: a team with deep, ingredient-specific relationships; a technology-enabled platform that connects our end-to-end operations; and a scalable architecture that adapts to surges in demand as well as variations in available supply.

Informed Purchasing

          While we work directly with our suppliers months in advance to plan our supply needs, we place purchase orders closer to the delivery date, after coordinating supply and demand through processes such as recipe merchandizing and analyzing the outputs of our demand planning tools.

Production and Fulfillment

          Our fulfillment centers are engineered to effectively manage our variable, high-throughput, perishable inventory as well as flexible production and labor needs. Because we prep and ship perishable products, our fulfillment centers must adhere to stringent food and safety standards, temperature protocols, and regulatory guidelines. We also station quality managers from our culinary team (many of whom are former professional chefs) in our fulfillment centers to ensure that our deliveries adhere to our quality standards.

          To support our fulfillment operations, we have developed proprietary technology for every step of the process. Upon receipt of deliveries from suppliers, we use our proprietary receiving and inventory tools to assess incoming ingredients for quality. Ingredients are then moved throughout our centers in specified tracks, either to our prep kitchen (which portions the ingredients into specific quantities for each week's recipes), pack lines, box sorters, or cold storage. When ingredients are ready to be prepped, we use a proprietary kitchen prep software program that demonstrates to fulfillment associates how to prep ingredients for each recipe, and provides instructions on selecting the correct type of packaging for each ingredient. The prepped ingredients are then sorted into cold storage with our grocery tracker software that empowers packers to quickly access ingredients at the time of assembly. When ingredients are ready to be packed, we use packline assembly software that displays a schematic of how to pack ingredients into boxes to maintain ingredient quality. We track productivity and capture data throughout the production process to enable our analytics team to identify areas of improvement and enhanced efficiency.

Logistics

          Our logistics team designs, manages, and optimizes a ground-based delivery network comprised of several third-party partners capable of delivering to geographies covering over 99% of the U.S. population. We analyze outbound logistics on a zip code by zip code basis to enable cost-effective and timely delivery of our orders, while also adjusting the packaging of our ingredients and other components of our fulfillment operations based on the expected delivery route, weather, or ultimate destination. All of our packaging materials are chosen with environmental impact in mind. We select packaging that is recyclable or biodegradable whenever possible, and we offer customers the option of returning our packaging to us for recycling free of charge through our returns program. Our packaging innovation team, with the support of third-party sustainability experts, is focused on innovating to improve our packaging design, lower overall costs, and reduce our carbon footprint.

Our Brand and Marketing

          Several nights a week, our customers invite us into their homes. We take part in some of the most joyful parts of their days, helping them create a meal for their families and loved ones. Their challenges are opportunities for us to learn together, and their accomplishments are among our proudest achievements. We hear their success stories every day.

          The bond we have developed with our customers is forged in frequency and trust. For the first quarter of 2017, we had 4.1 Orders per Customer. During 2016, 92% of our net revenue was generated from Repeat Orders, which we define as an Order from a Customer who has previously placed an Order in any period. We have established trust with our customers: the trust required for them to order fresh food online, trust in our expertise in creating a delicious recipe, and trust in our ability to select ingredients on their behalf.

          Our customers have been our best marketers. We see them share their Blue Apron moments through social media, blogs, and referrals. Of our Customers for the first quarter of 2017, 34% were acquired through our customer referral program, in which certain existing customers may invite others to receive a complimentary meal delivery.

          In addition to customer referrals, we utilize paid and organic channels to increase awareness of our brand and attract new customers. We have expanded our marketing efforts to include a variety of paid advertising across digital channels (such as online video, social media, display, search engine marketing, and sponsored content) and offline channels (such as national television commercials, direct mail, podcasts, and radio). According to a Lightspeed Consulting study commissioned by us, our unaided brand awareness increased from 9% to 33% between August 2015 and January 2017 and our aided brand awareness increased from 27% to 69% over the same time frame. This study measured the brand awareness of companies, like Blue Apron, that deliver fresh, pre-portioned ingredients and recipes, and was limited to persons satisfying target audience criteria that we believe are indicative of consumers who are most likely to be interested in these products.

          Our marketing activities are driven by a mix of brand marketing and quantitative and return-on-investment strategies that focuses on payback timelines and the lifetime values of our customers. Based on our customers' Order frequency and an Average Order Value of $57.23 for the first quarter of 2017, we believe we have efficient payback on our marketing expenses.

Our Customers

          Our customers represent a broad range of demographics. They include recent college graduates, young couples, families, singles, and empty nesters, hailing from 48 states and representing a wide range of age groups and incomes. Customers of all kinds are able to successfully incorporate Blue Apron into a wide variety of lifestyles.

Source: Customer email survey of Blue Apron account holders, November 2016, with 1,804 respondents.

          Our customers mirror the general geographical population distribution of the United States. According to the 2015 Current Population Survey by the U.S. Census Bureau, the top ten states account for 54% of total U.S. households. Similarly, as of December 31, 2016, we estimate that these states accounted for 54% of our Customers for the fourth quarter of 2016.

U.S. households data from 2015 U.S. Census Bureau Current Population Survey. Blue Apron Customers as of December 31, 2016.

Our Market Opportunity

          Our market opportunity is broad, as we believe our customers choose to buy Blue Apron meals instead of shopping at grocery stores, ordering take out, or eating at restaurants.

          In 2016, according to a Euromonitor study commissioned by us, aggregate sales in the U.S. grocery market were $781.5 billion and aggregate sales in the global grocery market were more than eight times larger. For purposes of this study, the grocery market includes retail sales of fresh foods, packaged foods, hot drinks, soft drinks, and alcoholic drinks across grocery retailers, variety stores, warehouse clubs, mass merchandisers, and Internet retailers. According to this study, online sales in 2016 represented only $9.7 billion, or approximately 1.2%, of the overall grocery market in the United States, but are expected to grow at a compound annual growth rate (excluding the impact of price inflation), or CAGR, of 8.5% between 2017 and 2020, compared to the broader grocery market, which is expected to grow at a CAGR of 1.3% in the same period.

          We believe an opportunity exists to increase online grocery penetration to the level of penetration that exists in many other retail markets. Conventional grocery stores currently face many of the same challenges online as offline. They have high inventory counts and compete in the sale of commodity products, and confront considerable waste. In addition, conventional grocery stores generally have relatively low gross margin structures and are highly capital-intensive given their large retail footprints, making it difficult for them to invest in technology and innovation.

          In 2016, according to the Euromonitor study we commissioned, aggregate sales in the U.S. restaurant market were $543.1 billion and aggregate sales in the global restaurant market were almost five times larger. According to the Euromonitor study we commissioned, online sales in 2016 represented only $12.0 billion, or approximately 2.2%, of the overall U.S. restaurant market, but are expected to grow at a CAGR of 22.6% between 2017 and 2020, compared to the broader restaurant market, which is expected to grow at a CAGR of 1.6% in the same period.

          According to the Euromonitor study we commissioned, U.S. meal plan delivery accounted for approximately $2.0 billion of sales in 2016.

          We believe that our business is poised to capture share from the overall $1.3 trillion grocery and restaurant markets and to benefit from shifts in consumer preferences, including:

  •
  Growing interest in cooking. With the growth of cooking-related television programming and "celebrity chefs" becoming more prominent, consumers are increasingly interested in cooking content and education.

  •
  Prioritizing experiences over goods. Many consumers are stretched for time and are looking for solutions to simplify their lives, and seek experiences that help them connect with their families and loved ones.

  •
  Interest in where their food comes from. Aisles are littered with confusing labels, and menus rarely offer supply chain visibility. As a result, consumers often need help making informed decisions about their food. Many consumers are increasingly seeking fresh and natural ingredients over packaged and processed foods.

Our Strengths

          Our strengths as a company include the following:

Powerful and emotional brand connection

          Many of our customers cook Blue Apron meals, drink Blue Apron wine, use tools from Blue Apron Market, and share these cooking experiences with their families and loved ones multiple times each week. We believe that we have developed a powerful and emotional connection with our customers through the frequency of these touchpoints and the experiential nature of our products. Our customers trust us to create new, delicious recipes each week, choose their ingredients for them, and provide transparency into where their food comes from. They share their culinary triumphs through email, social media, blogs, and phone calls, telling us how Blue Apron has given them the confidence to cook, brought them closer with their families and friends, and changed their lives.

Superior products at compelling values

          We provide our customers with distinct cooking experiences centered on original recipes that our professional culinary team crafts each week, frequently around specialty ingredients cultivated or produced exclusively for us. In addition, we sell custom Blue Apron wines as well as curated kitchen tools and staples through Blue Apron Market to further enhance the integrated experience for our customers. Because of the efficiencies in our value chain, we are able to provide our products at attractive price points. We believe our ingredients are often fresher and of higher quality than those found in traditional and online grocery stores, and consumers also receive ingredients in the pre-portioned amounts necessary to cook our meals. In addition, our recipes often feature specialty ingredients that are not readily found at many traditional grocery stores.

Constant product innovation

          We invent new, differentiated products every week by designing new recipes, incorporating varied ingredients, and creating original content that tells compelling stories. Our constant product innovation process enables us to deliver the type of variety that our customers expect with the quality that they deserve. During 2016, we created over 400 original recipes and 50 wines, and introduced fairytale eggplant, pink lemons, and purple daikon radishes to our customers. We have designed our operations and developed expertise across our entire team that allows us to execute successfully at this velocity.

Attractive unit economics

          We benefit from favorable customer acquisition costs due to our strong customer relationships and engagement. Of our Customers for the fourth quarter of 2016, 39% were acquired through our customer referral program. Once we have acquired a new customer, we have historically had efficient payback periods on our marketing expenses due to the cumulative revenue that we have generated from these customers. This net revenue payback is driven by our Orders per Customer and Average Order Value, which were 4.2 and $58.78, respectively, for the fourth quarter of 2016. We also benefit from Repeat Orders. During 2016, 92% of our net revenue was generated from Repeat Orders.

          As we have continued to scale our business, grow our direct supplier relationships, and introduce increased automation into our fulfillment centers, we have become more cost efficient. Our cost of goods sold, excluding depreciation and amortization, as a percentage of net revenue decreased from 92.8% to 67.0% from 2014 to 2016. Our operating cash flow benefits from our favorable working capital dynamics. In 2014, 2015, and 2016, our net cash used in operating activities was $16.9 million, $26.4 million and $23.5 million, respectively, which represented 21.7%, 7.7% and 3.0% as a percentage of net revenue, respectively.

Hard-to-replicate value chain

          We have made substantial investments in direct supplier relationships, talent, infrastructure, technology, and data to build an interconnected value chain. We work with over 300 different suppliers and the majority of our food purchases are from suppliers who have entered into exclusivity arrangements with us. These efforts enable us to deliver high-quality food at compelling values, utilizing ingredients that are often unique to us. We have built a diverse team and developed the processes to coordinate closely between such functions as professional chefs, technologists, and supply chain experts. Our value chain is supported by custom-built fulfillment and logistics operations to manage frequently changing, high-throughput, perishable inventory.

Proprietary technology and data

          Technology and analytics underpin every part of our business. We have ongoing interactions with our customers through our website, recipe and delivery calendar tools, and mobile application, through which customers tell us, and from which we can infer, their tastes and preferences. We then combine this data and information with our proprietary software systems to inform nearly every decision we make, using forecasting tools and data science to predict orders for specific recipes and to optimize our culinary, supply chain, and logistics operations. Our proprietary technology includes collaborative crop planning, flexible recipe design, labor scheduling and planning, real-time inventory management, customer feedback analysis, and inbound supply and customer delivery route optimization.

Expertise across diverse competencies

          Our business model requires competencies across a wide range of industries and expertise, including developing a lifestyle brand, building a direct-to-consumer Internet business, curating engaging content, managing and forecasting demand, sourcing ingredients of all types, inventing new recipes weekly, pioneering developments in agricultural science, and building an end-to-end value chain. We have scaled our organization by attracting top talent in all of our functional areas, and our business model relies on, and our culture encourages, collaboration across these teams — agricultural scientists with software engineers, recipe writers and chefs with data scientists. Our shared commitment to making home cooking accessible to everyone defines our work and focuses our efforts.

Growth Strategy

          We have grown rapidly since our founding, but we believe we have only scratched the surface in terms of the role we can play in consumers' homes and around their dinner tables. Our growth strategy includes the following:

Increase market penetration with our core product

          We have built a large and engaged community of customers. According to Euromonitor, there were 125.7 million households in the United States as of December 31, 2016. Based on our Customers for the fourth quarter of 2016, this implies that our market penetration is 0.7%. As a young brand, we believe we have an opportunity to grow awareness and to attract new customers to our core product. Due to the large size of our potential market, relatively modest increases in penetration represent large revenue growth opportunities for us.

Expand our core product to fit more lifestyles

          As we expand our operational capabilities, increase the automation in our fulfillment centers, and grow our supplier network, we plan to expand our core product by offering greater flexibility in the number of recipes per order and greater diversity in the number of recipes from which customers may choose. In the future, we may introduce similar flexibility for wine. We are developing product expansion initiatives to fit the lifestyles of a broader customer set in order to continue to expand our addressable market and drive greater satisfaction among current customers, thereby increasing their Average Order Value and rate of Repeat Orders.

Broaden our product portfolio

          We are focused on opportunities to launch new products that further create an integrated brand experience. Past examples include our introduction of Blue Apron Market and Blue Apron Wine. We continue to evaluate opportunities to launch new products and services that further our mission to make incredible home cooking accessible to everyone.

Develop new brands and new channels

          We believe we have built a powerful brand that we can leverage to further develop additional new brands and channels. For example, we recently acquired BN Ranch, a premium supplier of sustainable beef, poultry, and lamb. In addition to reducing our costs and increasing our supply chain capabilities, we believe this acquisition gives us an opportunity to develop BN Ranch as a high-quality meat and poultry brand. We also plan to consider additional channels to reach new customers efficiently using our Blue Apron brand and routinely evaluate new partnerships that will further our reach and mission. In addition, we may opportunistically expand our business through strategic acquisitions or vertical integration opportunities.

International expansion

          We have built a trusted brand, proprietary technology, processes, and a diverse set of competencies that we believe would enable us over time to pursue attractive opportunities outside of the United States. We do not currently have a specific time frame for international expansion.

Culture and Employees

          We believe that our team is, and will continue to be, our most valuable asset. We are incredibly proud of the culture we have created throughout our company—across all of our offices and fulfillment centers—and which is driven by our company values: lifelong learning, trust, quality, teamwork, and empowerment.

          As we rapidly scale our organization, we are investing in employee engagement programs that encourage growth, development, and recognition across our entire workforce. For example, in our fulfillment centers, we launched an operational excellence program focused on equipping our fulfillment center associates with leadership skills that help accelerate their path to management roles within our company. At our corporate offices, we offer leadership and management training, including workshops and one-on-one coaching for all manager-level employees and above.

          We apply our company value of lifelong learning to ourselves as a young organization, and we are constantly seeking feedback from not only our customers and partners but also our employees to find ways to improve. We believe all of our employees have great ideas to contribute, and we are committed to listening and continuing to build our culture.

          As of April 30, 2017, we had 5,137 full-time employees, of which more than 85% were engaged in fulfillment operations. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Our Competition

          The markets in which we compete are evolving rapidly and intensely competitive, and we face an array of competitors from many different industry sectors. Our current and potential competitors include: (1) other food and meal delivery companies; (2) the supermarket industry; (3) a wide array of food retailers, including natural and organic, specialty, conventional, mass, discount, and other food retail formats; (4) conventional supermarkets; (5) other food retailers; (6) online supermarket retailers; (7) casual dining and quick-service restaurants and other food service businesses in the restaurant industry; (8) online wine retailers, wine specialty stores, and retail liquor stores; and (9) food manufacturers, consumer packaged goods companies, providers of logistics services, and other food and ingredient producers.

          We believe that the principal competitive factors upon which we compete include: brand, reputation, and customer satisfaction; price; product quality, and safety; value perception; convenience; customer service; reliable and timely fulfillment; and variety, quality, and flexibility of product offering, and we believe that we are the largest provider of fresh, pre-portioned ingredients and recipes in the United States.

          Although we believe that we compete effectively on the basis of each of these factors, we expect competition to increase. Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. In addition, business combinations and consolidation in and across the industries in which we compete could further increase the competition we face and result in competitors with significantly greater resources and customer bases than us. Further, some of our other current or potential competitors may be smaller, less regulated, and have a greater ability to reposition their product offerings than companies that, like us, operate at a larger scale. These factors may allow competitors to derive greater sales and profits from their existing customer base, acquire customers at lower costs, respond more quickly than we can to changes in consumer demand and tastes or otherwise compete with us effectively. Generally, the competition within these industries may be driven by research and development efforts, marketing campaigns, or pricing strategies which may allow participants within these industries to gain or lose customers or sales.

Intellectual Property

          Our ability to protect our intellectual property rights, including our proprietary technology and our customer data, will be an important factor in the continued growth and success of our business. We seek to protect our intellectual property rights through a combination of trademark, copyright and trade secret protection, and other intellectual property protections under applicable law. We register domain names, trademarks and service marks in the United States and abroad. We also seek to protect and avoid disclosure of our intellectual property through confidentiality, non-disclosure and invention assignment agreements with our employees, and through appropriate agreements with our suppliers and others. We do not hold any patents.

Government Regulation

          Our business is subject to a variety of federal, state, and local regulatory requirements, including regulation of our food and wine operations.

Government Regulation of Foods and Food Companies

          Food companies, such as Blue Apron, are subject to extensive government regulation. Federal statutes applicable to food production include, for example, the Federal Food, Drug, and Cosmetic Act, the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Nutrition Labeling and Education Act, the Food Allergen Labeling and Consumer Protection Act, the FDA Food Safety Modernization Act, and the Federal Trade Commission Act. Federal regulators have promulgated extensive regulatory schemes to implement these and other relevant statutes. These evolving regulatory structures govern matters including manufacturing, formulating, labeling, advertising, packaging, storing, and implementing safety measures for our food products. Legal changes and uncertainty regarding the regulation of food products have accelerated in recent years. In particular, the Food and Drug Administration, or FDA, has been implementing the FDA Food Safety Modernization Act by promulgating substantial numbers of new regulations and introducing multiple versions of non-binding, draft guidance documents suggesting new compliance measures for the food industry. Understanding within the food industry of how to apply these regulations and the suggestions offered in FDA guidance documents continues to evolve.

          State and local jurisdictions also regulate U.S. food manufacturing facilities. For example, we currently produce and fulfill products in the states of California, New Jersey, and Texas. State and local governments exert regulatory authority over our operations in these jurisdictions. The states and localities in which a food production facility is located can impose registration, licensing, and inspection requirements in addition to those imposed by federal law. Some also enforce significant consumer protection-focused statutory schemes, which can impose additional costs and complexity on food producers.

          Food companies in the U.S. are subject to government inspection with or without notice at any time, with concomitant responsibility to provide access to facilities and equipment, produce extensive operational documentation, and furnish product, packaging, and labeling samples for governmental examination. Federal, state, and local governmental agencies enjoy extensive discretion to determine whether, when and how to conduct these activities. Food companies are therefore vulnerable to unexpected business interruptions and publicity.

          All food companies in the United States bear legal responsibility for any violation of applicable food regulatory law, whether that violation is negligent, non-negligent, or deliberate. Any U.S. company found to have violated food regulatory laws may have its products seized, its operations enjoined, its goods recalled from the market and destroyed, and its business exposed to significant adverse publicity. It is also possible that new laws or regulations, or changes in the enforcement of existing requirements, might require us to change our compliance policies, incur additional cost, or result in unexpected liabilities that could be significant.

Food Safety and Quality Assurance

          We maintain a food safety and quality program to verify that the food products supplied to our customers are processed in a safe and sanitary environment and are in compliance with regulatory requirements and our internal food quality and safety standards. All meat and poultry products that we source are processed in facilities inspected by the U.S. Department of Agriculture, or USDA, or by the equivalent agencies in countries deemed eligible by USDA for exporting meat and poultry to the United States. Accordingly, these products must conform to USDA requirements. All food and packaging suppliers are prequalified and have agreed to comply with our requirements. While we perform supplier inspections and conduct product audits to evaluate suppliers and products for compliance with our company standards and specifications, we may not be able to prevent individual suppliers from failing to comply with food safety laws or our requirements, and we may not be able to locate each failure to comply with food safety laws or our requirements prior to shipments of food products. We operate a toll free, customer call center to capture and address telephonic and electronic customer complaints, including complaints about the quality of our food products.

Government Regulation of Our Wine Business

          The production, sale, and shipment of wine in the United States are each regulated by the federal government and by each state government. There is not uniformity among state laws, so business models that are national in scope must account for the state-by-state rules to achieve compliance.

          Our wholly-owned subsidiary BAW, Inc., or BAW, is a licensed California winery, and must comply with federal and California law controlling winery operations. Various regulations control production, excise tax, labeling, alcohol content and recordkeeping. In addition, the promotion and marketing of wine, including pricing, is sometimes regulated by federal or state regulations. For example, wine marketing cannot be targeted to children, and some states restrict excessive discounts on wine. To assist with federal and state regulatory compliance, BAW employs an experienced staff winemaker and relies on various other internal and external personnel with relevant experience.

          Alcohol distribution in the United States is traditionally conducted through a "three-tier" system, in which alcohol passes from manufacturer to wholesaler to retailer in each state, before it can be sold to a consumer. However, applicable regulations permit manufacturers to ship wine directly to consumers around the country. As a licensed California winery, BAW relies on such exceptions to sell and ship wine to the residents of 31 states plus the District of Columbia. Each state permit held by BAW has specific compliance requirements, such as monthly reporting, limits on the amount of wine that can be shipped to a given household, and obtaining an adult signature on delivery.

Facilities

          Our principal executive offices are located in New York, New York, where we lease approximately 65,000 square feet of space pursuant to various leases that expire beginning in January 2019, with options to extend the applicable term for periods ranging from April 2020 to January 2024. We expect to take possession of approximately 25,000 additional square feet of office space under one such lease in June 2018. We are currently exploring opportunities to consolidate our current principal executive offices into a single office in the New York, New York metro area. Our customer service operations and certain back-office functions are based in Austin, Texas, where we lease approximately 65,000 square feet of space pursuant to a lease expiring in August 2022, with an option to extend the term for one five-year period.

          Our current fulfillment centers occupy leased facilities in Richmond, California, Jersey City, New Jersey, and Arlington, Texas. Our fulfillment center in Richmond, California occupies approximately 158,000 square feet of space pursuant to a lease expiring in May 2019; our fulfillment center in Jersey City, New Jersey occupies approximately 202,000 square feet of space pursuant to a lease expiring in January 2025 with an option to extend the term for two consecutive five-year periods and a sublease expiring in November 2018 with an option to extend the term for two successive one-year periods; and our fulfillment center in Arlington, Texas occupies approximately 104,000 square feet of space pursuant to a lease expiring in July 2024. We believe that our current fulfillment center facilities are adequate to meet our immediate needs but cannot accommodate significant expansion.

          We are completing the build out of a new fulfillment center in Linden, New Jersey, which we have recently begun to utilize, and have entered into a lease for another new fulfillment center in Fairfield, California, which is currently under construction. Upon completion of the build out, the new fulfillment center in Linden, New Jersey will occupy approximately 495,000 square feet of space pursuant to a lease expiring in August 2026 with an option to extend the term for two consecutive five-year periods. The new fulfillment center in Fairfield, California will occupy approximately 431,000 square feet of space pursuant to a lease expiring 126 months after the commencement date, which expiration is currently estimated to be in early 2028, with an option to extend the term for two consecutive five-year periods. Upon completion of our new fulfillment centers in Linden, New Jersey and Fairfield, California, we anticipate that such fulfillment centers, together with our Arlington, Texas fulfillment center, will comprise our primary fulfillment operations for the foreseeable future. We are evaluating, and intend to continue to evaluate, our ongoing real property and operational needs, including as they relate to our Jersey City, New Jersey and Richmond, California locations.

Legal Proceedings

          We are not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Regardless of the outcome, litigation can have a material adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information regarding our executive officers and directors as of May 31, 2017:

Name	Age	Position
Matthew B. Salzberg	33	President, Chief Executive Officer and Director
Bradley J. Dickerson	52	Chief Financial Officer and Treasurer
Ilia M. Papas	35	Chief Technology Officer
Matthew J. Wadiak	39	Chief Operating Officer
Jared Cluff	39	Chief Marketing Officer
Pablo Cussatti	46	Senior Vice President of Operations and Fulfillment
Benjamin C. Singer	40	General Counsel and Secretary
Julie M.B. Bradley(1)(2)	48	Director
Tracy Britt Cool(1)(3)	32	Director
Kenneth A. Fox(1)	46	Director
Robert P. Goodman(2)	56	Director
Gary R. Hirshberg(2)(3)	62	Director
Brian P. Kelley(3)	56	Director

(1)
Member of audit committee

(2)
Member of compensation committee

(3)
Member of nominating and corporate governance committee

          Matthew B. Salzberg, one of our founders, has served as our president, chief executive officer, and a director of Blue Apron since inception, and previously served as our treasurer until January 2017. Before co-founding Blue Apron, Mr. Salzberg was employed as a senior associate by Bessemer Venture Partners, a venture capital firm, from June 2010 to January 2012, and as an analyst by The Blackstone Group, a private equity firm, from June 2005 to June 2008. Mr. Salzberg holds an A.B. degree in economics from Harvard College and an M.B.A. degree from Harvard Business School. We believe that Mr. Salzberg is qualified to serve on our board of directors due to his extensive knowledge of our company and the industry in which we compete, and his vision and leadership as a co-founder and as our president and chief executive officer. Effective upon the effectiveness of the registration statement for this offering, Mr. Salzberg has been appointed the chairman of our board of directors. See "—Board Leadership Structure."

          Bradley J. Dickerson has served as our chief financial officer since February 2016 and as our treasurer since January 2017. Before joining Blue Apron, Mr. Dickerson was employed by Under Armour, Inc., a supplier of branded performance apparel, footwear, and accessories, serving as chief financial officer from March 2008 to February 2016, as vice president of accounting and finance from February 2006 to February 2008, and as corporate controller from July 2004 to February 2006. Prior to that, he served as chief financial officer of Macquarie Aviation North America, an aviation lessor, from January 2003 to July 2004, and in various capacities with Network Building & Consulting, a designer and builder of wireless telecommunications networks, from 1994 to 2003, including as chief financial officer from 1998 to 2003. Mr. Dickerson holds a B.S. degree in accounting from the University of Akron and an M.B.A. degree from Loyola University Maryland.

          Ilia M. Papas, one of our founders, has served as our chief technology officer since February 2012. Before co-founding Blue Apron, Mr. Papas was employed as director, technical architect by Optaros, Inc., an information technology and services company, from September 2006 to February

2012, and as a software engineer by Molecular (now Isobar), a digital agency, from September 2004 to August 2006. Mr. Papas holds a B.A. degree in computer science from Tufts University.

          Matthew J. Wadiak, one of our founders, has served as our chief operating officer since May 2015 and previously served as our chief product officer from August 2012 to May 2015. Before co-founding Blue Apron, Mr. Wadiak was chief executive officer of Cooks' Venture, a private culinary marketing and events company, from 2003 to July 2012, and founded Plank Pilates Studio, a boutique fitness studio, in 2009. In addition to his work at Blue Apron, Mr. Wadiak is a member of the advisory board of The Charlie Cart Project, a non-profit that is bringing food and culinary education to schools across America through immersive lessons. Mr. Wadiak classically trained under Chef Paul Bertolli at Oliveto in California, in addition to training under various chefs in Italy and the United States. He holds an AOS degree in Culinary Arts from the Culinary Institute of America, where he is an honoree in the Society of Fellows.

          Jared Cluff has served as our chief marketing officer since April 2016 and previously served as our vice president of marketing from February 2014 to March 2016. Before joining Blue Apron, Mr. Cluff was employed: by Fab.com, an e-commerce company, as senior vice president of marketing from January 2013 to February 2014 and as vice president of marketing from April 2012 to December 2012; by Avidtrips, an online travel company, as chief operating officer from March 2011 to April 2012; by Ask.com, a question answering-focused web search engine, as senior vice president of marketing from June 2009 to March 2011; and as vice president of user acquisition from April 2008 to June 2009; and by Match.com, an online dating service, as director of online marketing from July 2005 to March 2008. Prior to that, Mr. Cluff held several marketing positions with E*TRADE, an online financial services company. Mr. Cluff holds a B.A. degree in economics from Stanford University and an M.B.A. degree from Northwestern University.

          Pablo Cussatti has served as our senior vice president of operations and fulfillment since September 2016. Before joining Blue Apron, Mr. Cussatti was employed by Pinnacle Foods, a packaged foods company, as senior vice president of manufacturing from May 2012 to September 2016; by Dean Foods, a food and beverage company, as vice president of operations from October 2010 to May 2012; by PepsiCo, a food, snack, and beverage company, as vice president of manufacturing from May 2001 to October 2010; and by Campbell Soup, a manufacturer and marketer of branded food and beverage products, as a product manager from November 1997 to May 2001. Mr. Cussatti holds a B.S. degree in mechanical engineering from Columbia University.

          Benjamin C. Singer has served as our general counsel and secretary since November 2014. Before joining Blue Apron, Mr. Singer was employed by Gilt Groupe, an e-commerce company, as vice president, associate general counsel, and assistant secretary from April 2012 to November 2014 and as assistant general counsel from April 2011 to April 2012. Prior to that, Mr. Singer was an associate attorney at the law firms Kirkland & Ellis LLP from May 2007 to April 2011 and Wilson Sonsini Goodrich & Rosati, P.C. from September 2004 to May 2007. Mr. Singer holds a B.A. degree in philosophy and religious studies from Indiana University and a J.D. degree from The University of Texas School of Law.

          Julie M.B. Bradley has been a director of Blue Apron since November 2015. From October 2011 to November 2015, she served as senior vice president, chief financial officer, chief accounting officer, and treasurer of TripAdvisor, Inc., an online travel planning and booking site. Prior to joining TripAdvisor, from July 2005 to April 2011, Ms. Bradley served as senior vice president, chief financial officer, treasurer and secretary of Art Technology Group, Inc., a provider of e-commerce software solutions and services. Prior to joining Art Technology Group, Ms. Bradley was at Akamai Technologies, Inc., a global provider of cloud services for delivering, optimizing and securing content and business applications over the Internet, from April 2000 to June 2005, most recently serving as vice president of finance. Previously, Ms. Bradley was an accountant with Deloitte LLP.

Ms. Bradley has served on the board of directors of Wayfair.com since September 2012 and served on the board of directors of Constant Contact, Inc. from June 2015 to February 2016 and on the board of directors of ExactTarget, Inc. from September 2012 to July 2013. Ms. Bradley holds a B.A. degree in economics from Wheaton College and is a certified public accountant. We believe that Ms. Bradley is qualified to serve on our board of directors due to her financial and accounting expertise and her experience in corporate development.

          Tracy Britt Cool has been a director of Blue Apron since January 2017. Since November 2014, Ms. Cool has served as chief executive officer of Pampered Chef, a provider of high-quality kitchenware solutions distributed through independent cooking consultants. Ms. Cool joined Berkshire Hathaway, Pampered Chef's parent company, in December 2009 as financial assistant to the chairman. Since June 2013, Ms. Cool has served as a director of The Kraft Heinz Company, one of the largest food and beverage companies in the world, and its predecessor H.J. Heinz Company. Ms. Cool also serves as chairman of the following Berkshire Hathaway subsidiaries: Benjamin Moore & Co., a leading manufacturer and retailer of paints and architectural coatings (since June 2012); Larson-Juhl, a manufacturer and distributor of wood and metal framing products (since January 2012); and Oriental Trading Company, a direct merchant of party suppliers, arts and crafts, toys and novelties (since November 2012). From November 2012 to October 2014, Ms. Cool also served as chairman of Johns Manville, a manufacturer of commercial and industrial roofing systems, fire-protection systems, thermal and acoustical insulation, glass textile wall coverings, and flooring. Ms. Cool holds an A.B. degree in economics from Harvard College and an M.B.A. degree from Harvard Business School. We believe that Ms. Cool is qualified to serve on our board of directors due to her experience as chairman of several Berkshire Hathaway subsidiaries, as well as her insight into financial, investment, and other complex subjects.

          Kenneth A. Fox has been a director of Blue Apron since April 2014. Mr. Fox has been a managing partner of Stripes Group, a private equity firm which he founded, since 2008. Before founding Stripes Group, Mr. Fox co-founded a number of companies including Internet Capital Group and A10 Capital, a commercial real estate lender. Mr. Fox has served on the board of directors of a number of private and public companies in the areas of technology and branded consumer products. Mr. Fox holds a B.S. degree in economics from Pennsylvania State University. We believe that Mr. Fox is qualified to serve on our board of directors due to his experience in working with entrepreneurial companies, particularly e-commerce companies, and his experience on other boards of directors.

          Robert P. Goodman has been a director of Blue Apron since November 2015. Mr. Goodman is a partner of Bessemer Venture Partners, a venture capital firm, and is a managing member of Deer Management Co. LLC, the management company for Bessemer Venture Partners' investment funds, including, but not limited to, Bessemer Venture Partners VIII L.P. and Bessemer Venture Partners VIII Institutional L.P. Prior to joining Bessemer in 1998, he founded and served as the chief executive officer of three privately held telecommunications companies. Mr. Goodman served on the board of directors of Millennial Media, Inc. from June 2009 to October 2015, on the board of directors of Broadsoft, Inc. from April 1999 to December 2012, and has also served on the board of directors of a number of private companies in the areas of software, mobile, and communications. Mr. Goodman holds a B.A. degree in Latin American studies from Brown University and an M.B.A. degree from Columbia University. We believe that Mr. Goodman is qualified to serve on our board of directors due to his experience in working with entrepreneurial companies, particularly technology companies, and his experience on boards of directors of both public and private companies. Effective upon the effectiveness of the registration statement for this offering, Mr. Goodman has been appointed the lead independent director on our board of directors. See "—Board Leadership Structure."

          Gary R. Hirshberg has been a director of Blue Apron since October 2016. Mr. Hirshberg co-founded Stonyfield Farm, Inc., a producer of organic dairy-related products, in 1983, and served as the company's chief executive officer until January 2012. He currently serves as chairman of Stonyfield Farm, which is now majority-owned by Groupe Danone, a French food product company. Mr. Hirshberg has received numerous awards for corporate and environmental leadership, including twelve honorary degrees, and has served on a variety of nonprofit and corporate boards. Mr. Hirshberg holds a B.A. degree in environmental studies from Hampshire College. We believe that Mr. Hirshberg is qualified to serve on our board of directors due to his experience in founding and building an entrepreneurial company, his knowledge of the organic foods industry and sustainable business practices, and his service on the boards of directors of various private companies in the organic and food industries.

          Brian P. Kelley has been a director of Blue Apron since April 2017. Mr. Kelley has been a partner at Lindsay Goldberg LLC, a private equity firm, since January 2017. From December 2012 to May 2016, he served as president and chief executive officer of Keurig Green Mountain, Inc., a beverage company which was acquired by JAB Holding Company in March 2016. From April 2007 to November 2012, Mr. Kelley was employed by The Coca-Cola Company, a consumer beverage company, serving as the president of still/non-carbonated beverages and supply chain from April 2007 to August 2012 and president, Coca-Cola Refreshments from August 2012 to November 2012. From July 2002 to April 2007, Mr. Kelley served as president and chief executive officer of Sirva, Inc., a relocation services company. Previously, Mr. Kelley held executive and other positions with Ford Motor Company, General Electric, and Procter & Gamble. Mr. Kelley has served as a member of the board of directors of Keurig Green Mountain since December 2012 and of AMAG Pharmaceuticals, Inc., a pharmaceutical company, since December 2016. Mr. Kelley holds a B.A. degree in economics from the College of the Holy Cross. We believe that Mr. Kelley is qualified to serve on our board of directors due to his experience in the consumer product industry and his experience on other public company boards of directors.

          The periods of time of service to Blue Apron listed above include service to Blue Apron, Inc. prior to our corporate reorganization in December 2016. See "Prospectus Summary—Our Corporate Structure."

          There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

          Our board of directors currently consists of seven members. The current members of our board of directors were elected pursuant to a voting agreement among certain of our preferred and common stockholders. The agreement will terminate upon the closing of this offering, at which time there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

          In accordance with the terms of our restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, our board of directors will be divided into three classes, each of whose members will serve for staggered three year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

  •
  the class I directors will be Mr. Fox and Mr. Hirshberg, and their term will expire at the first annual meeting of stockholders held after the closing of this offering;

  •
  the class II directors will be Ms. Bradley and Mr. Kelley, and their term will expire at the second annual meeting of stockholders held after the closing of this offering; and

  •
  the class III directors will be Ms. Cool, Mr. Goodman and Mr. Salzberg, and their term will expire at the third annual meeting of stockholders held after the closing of this offering.

          Our restated certificate of incorporation that will become effective upon the closing of this offering provides that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in our control or management.

          Our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 66-2/3% of the votes that all our stockholders would be entitled to cast for the election of directors. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. An election of our directors by our stockholders will be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

Director Independence

          Under the rules of the New York Stock Exchange, or NYSE, independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of its initial public offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

          Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

          In June 2017, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of Mses. Bradley and Cool and Messrs. Fox, Goodman, Hirshberg, and Kelley is an "independent director" as defined under the rules of the NYSE. Our board of directors also determined that Ms. Bradley, Ms. Cool, and Mr. Fox, who comprise our audit committee, Ms. Bradley, Mr. Goodman, and Mr. Hirshberg, who comprise our compensation committee, and Ms. Cool, Mr. Hirshberg, and Mr. Kelley, who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the Securities and Exchange Commission and the rules of the NYSE, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director and any institutional stockholder with which he or she is affiliated.

Board Leadership Structure

          Our corporate governance guidelines provide that the roles of chairman of the board and chief executive officer may be separated or combined. Our board of directors has considered its leadership structure and determined that Mr. Salzberg should serve both as our chief executive officer and as chairman of the board, effective upon the effectiveness of the registration statement for this offering. Since inception, Mr. Salzberg has served as our president and chief executive officer and has been an integral part of the leadership of our company and our board of directors, and his strategic vision has guided our growth and performance. Our board of directors believes that having Mr. Salzberg also serve as our chairman will facilitate the board's decision-making process and enable Mr. Salzberg to act as the key link between the board of directors and other members of management. As our board of directors has determined that each of our directors other than Mr. Salzberg is independent, our board of directors believes that the independent directors provide effective oversight of management. In addition, our board of directors has appointed Mr. Goodman to serve as our lead independent director, effective upon the effectiveness of the registration statement for this offering. As lead independent director, Mr. Goodman will preside over periodic meetings of our independent directors, serve as a liaison between our chairman and the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

          Our board of directors has established audit, compensation, and nominating and corporate governance committees, each of which operates under a charter that has been approved by our board of directors. Following this offering, a copy of each committee's charter will be posted on the corporate governance section of our website, www.blueapron.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our Class A common stock.

Audit Committee

          The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

  •
  overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

  •
  reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  coordinating our board of directors' oversight of our internal control over financial reporting, disclosure controls and procedures, and code of conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

          All audit services and all non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

          The members of our audit committee are Ms. Bradley (chair), Ms. Cool, and Mr. Fox. Our board of directors has determined that Ms. Bradley is an "audit committee financial expert" as defined by applicable SEC rules.

Compensation Committee

          The compensation committee's responsibilities include:

  •
  annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

  •
  determining the compensation of our chief executive officer;

  •
  reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  overseeing and administering our cash and equity incentive plans;

  •
  reviewing and making recommendations to our board of directors with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure to the extent such disclosure is required by SEC rules; and

  •
  preparing annual compensation committee reports to the extent required by SEC rules.

          The members of our compensation committee are Mr. Goodman (chair), Ms. Bradley, and Mr. Hirshberg.

Nominating and Corporate Governance Committee

          The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become board members;

  •
  recommending to our board of directors the persons to be nominated for election as directors and to each of the board's committees;

  •
  reviewing and making recommendations to the board with respect to management succession planning;

  •
  developing and recommending to the board corporate governance principles; and

  •
  overseeing an annual evaluation of the board.

          The members of our nominating and corporate governance committee are Mr. Hirshberg (chair), Ms. Cool, and Mr. Kelley.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee.

None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Conduct and Ethics

          We have adopted a written code of conduct and ethics, which will become effective upon the closing of this offering, that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, we will post a current copy of the code on our website, www.blueapron.com. In addition, we intend to post on our website all disclosures that are required by law or NYSE listing rules concerning any amendments to, or waivers from, any provision of the code.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table sets forth the total compensation paid to our chief executive officer and each of our two other most highly compensated executive officers for the year ended December 31, 2016. We refer to these three individuals as our "named executive officers."

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)		Total ($)
Matthew B. Salzberg	2016	214,560		201,000	—	—		415,560
President and Chief Executive Officer
Bradley J. Dickerson	2016	271,154	(3)	180,131	3,787,950	—		4,239,235
Chief Financial Officer
Pablo Cussatti	2016	92,308	(4)	120,492	339,219	53,000	(5)	605,019
Senior Vice President of Operations and Fulfillment

(1)
Represents discretionary cash bonus amounts earned for 2016 performance that were paid in 2017. For Mr. Cussatti, the amount shown in this column also includes a $75,000 signing bonus paid in connection with his hiring in 2016.

(2)
The amounts reported represent the aggregate grant-date fair value of the option grants awarded to the named executive officer in the fiscal year ended December 31, 2016, calculated in accordance with FASB ASC Topic 718. Such grant-date fair values do not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the option grants reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these option grants and do not correspond to the actual economic value that may be received by the named executive officers upon exercise of the options.

(3)
Represents salary earned by Mr. Dickerson for the portion of 2016 during which he was employed by us. Mr. Dickerson was hired effective February 8, 2016 and was paid a pro rata portion of an annual base salary of $300,000.

(4)
Represents salary earned by Mr. Cussatti for the portion of 2016 during which he was employed by us. Mr. Cussatti was hired effective September 12, 2016 and was paid a pro rata portion of an annual base salary of $300,000.

(5)
Represents relocation stipend awarded in connection with Mr. Cussatti's hiring in 2016 to be paid in 2017.

Outstanding Equity Awards at Fiscal Year-End

          The following table sets forth information regarding outstanding stock awards held as of December 31, 2016 by our named executive officers.

	Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date
Matthew B. Salzberg	—	—		—	—
Bradley J. Dickerson	—	1,603,743	(1)	$3.69	2/28/2026
	—	481,123	(1)	$62.35	2/28/2026
Pablo Cussatti	—	125,000	(2)	$5.53	12/21/2026

(1)
25% of the shares of our Class B common stock subject to this option granted under the 2012 Equity Incentive Plan vest on February 28, 2017, and the balance vests in 36 successive equal monthly installments thereafter, subject to Mr. Dickerson's continued service with us through each such vesting date. In the event of a "change in control," as defined in our 2012 Equity Incentive Plan, if Mr. Dickerson's employment with us is terminated without "cause" or he resigns for "good reason," each as defined in his offer letter, in each case on or within 12 months following the change in control, the vesting of the then-unvested and outstanding shares will accelerate in full. In the event that Mr. Dickerson's employment with us is terminated without "cause" or he resigns for "good reason," each as defined in his offer letter, in each case prior to the one-year anniversary of his start date, 25% of the then-unvested and outstanding shares will accelerate and vest upon Mr. Dickerson's execution, delivery and non-revocation (if applicable) of a general release in a form satisfactory to us within 45 days after the termination date.

(2)
25% of the shares of our Class B common stock subject to this option granted under the 2012 Equity Incentive Plan vest on September 12, 2017, and the balance vests in 36 successive equal monthly installments thereafter, subject to Mr. Cussatti's continued service with us through each such vesting date.

          On March 13, 2017 we granted an option to Mr. Salzberg under our 2012 Equity Incentive Plan covering 46,656 shares of our Class B common stock with an exercise price of $7.75 per share. The grant vests in 48 successive equal monthly installments, commencing February 19, 2017, subject to Mr. Salzberg's continued service on each applicable vesting date. In the event that Mr. Salzberg's employment is terminated without "cause" at any time following the consummation of a "change of control," each as defined in the applicable option agreement between us and Mr. Salzberg, the vesting of the then-unvested shares will accelerate in full.

          Contingent upon the closing of this offering, we intend to grant restricted stock units to Messrs. Salzberg, Dickerson and Cussatti under the 2017 Equity Incentive Plan, with the number of restricted stock units based on the initial public offering price. Based on the initial public offering price of $10.00 per share, we anticipate that Messrs. Salzberg, Dickerson and Cussatti will receive, upon the closing of this offering, restricted stock units for 250,000, 250,000 and 200,000 shares, respectively, having a value upon grant of $2,500,000, $2,500,000 and $2,000,000, respectively. See "—2017 Equity Incentive Plan—New Equity Awards."

Employment Offer Letters and Agreements

  Bradley J. Dickerson

          On October 8, 2015, we entered into an offer letter with Bradley J. Dickerson, who currently serves as our chief financial officer. The offer letter provides for Mr. Dickerson's at-will employment, beginning February 28, 2016, and sets forth his initial annual base salary, target bonus and initial option grants, as well as his eligibility to participate in our benefit plans generally. Mr. Dickerson's current annual base salary is $300,000, and he is eligible to receive a discretionary cash annual bonus of up to $200,000. Mr. Dickerson's initial option grants under our 2012 Equity Incentive Plan cover an aggregate of 2,084,866 shares of our Class B common stock. One of the option grants has a per-share exercise price equal to the fair market value of a share of our Class B common stock on the date of grant ($3.69 per share) and covers 1,603,743 shares of our Class B common stock. The other option grant, which was issued as further incentive to create substantial long-term stockholder value, has a per-share exercise price equal to $62.35 per share and covers 481,123 shares of our Class B common stock. Each option vests with respect to 25% of the shares on February 8, 2017 and 1/48th of the shares each month thereafter, subject to Mr. Dickerson's continued service with us on each applicable vesting date. If, within 12 months following a "change in control" (as defined in our 2012 Equity Incentive Plan), Mr. Dickerson's employment is terminated by us without "cause" or he resigns for "good reason," each as defined in the offer letter, the vesting of the then-unvested and outstanding shares will accelerate in full. Mr. Dickerson is subject to our standard employee non-disclosure and invention assignment agreement. In the event that Mr. Dickerson's employment with us is terminated without "cause" or he resigns for "good reason," each as defined in his offer letter, in each case prior to the one-year anniversary of his start date, 25% of the then-unvested and outstanding shares will accelerate and vest upon Mr. Dickerson's execution, delivery and non-revocation (if applicable) of a general release in a form satisfactory to us within 45 days after the termination date.

  Pablo Cussatti

          On July 26, 2016, we entered into an offer letter with Pablo Cussatti, who currently serves as our senior vice president of operations and fulfillment. The offer letter provides for Mr. Cussatti's at-will employment and sets forth his initial annual base salary, target bonus, sign-on bonus, relocation stipend and reimbursement and an initial option grant, as well as his eligibility to participate in our benefit plans generally. Mr. Cussatti's current base salary is $300,000, and he is eligible to receive a discretionary annual cash bonus of up to 50% of his base salary. Mr. Cussatti's initial option grant under our 2012 Equity Incentive Plan covers 125,000 shares of our Class B common stock with a per-share exercise price equal to the fair market value of a share of our Class B common stock on the date of grant ($5.53 per share), and vests with respect to 25% of the shares on September 12, 2017 and 1/48th of the shares each month thereafter, subject to Mr. Cussatti's continued service with us on each applicable vesting date. The offer letter also provides for a one-time sign-on bonus of $75,000 and provides that in the event that Mr. Cussatti voluntarily resigns or his employment with us is terminated for cause, in each case within 12 months after his start date, Mr. Cussatti shall repay us an amount equal to 100% of such sign-on bonus, and in the event that Mr. Cussatti voluntarily resigns or his employment with us is terminated for cause, in each case within 24 months, but more than 12 months after his start date, Mr. Cussatti shall repay us an amount equal to 50% of such sign-on bonus. In addition, the offer letter provides that Mr. Cussatti will receive a relocation stipend in the amount of $53,000 to be paid in 2017, and that Mr. Cussatti will be eligible to receive a nontaxable relocation reimbursement of up to $10,000 in connection with qualified moving expenses incurred between June 2017 and September 2017; provided, however, that in the event that Mr. Cussatti voluntarily resigns or his employment with us is terminated for cause, in each case within 12 months after his start date, Mr. Cussatti shall repay us an amount equal to 100% of such relocation stipend and relocation reimbursement, if any, and in the event that Mr. Cussatti voluntarily resigns or his employment with us is terminated for cause, in each case within 24 months but more than 12 months after his start date, Mr. Cussatti shall repay us an amount equal to 50% of such relocation stipend and relocation reimbursement, if any. Mr. Cussatti is subject to our standard employee non-disclosure and invention assignment agreement.

Retirement Benefits

          We maintain a retirement plan for the benefit of our employees, including our named executive officers. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to an annual statutory limit. Participants who are at least 50 years old can also contribute additional amounts based on statutory limits for "catch-up" contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee as directed by participants.

Employee Benefits and Perquisites

          Our named executive officers are eligible to participate in our health and welfare plans to the same extent as all full-time employees.

Director Compensation

          The following table sets forth the total compensation paid to our non-employee directors for the year ended December 31, 2016. During the year ended December 31, 2016, Mr. Salzberg, our president and chief executive officer, was a member of our board of directors, as well as an employee, and thus received no additional compensation for his service as a director. See the section titled "Executive Compensation" for more information about Mr. Salzberg's compensation for the year ended December 31, 2016.

Name	Option Awards ($)		Total ($)
Julie M.B. Bradley(1)	—		—
Tracy Britt Cool(2)	—		—
Kenneth A. Fox	—		—
Robert P. Goodman	—		—
Gary R. Hirshberg(3)	136,573	(3)	136,573
Brian P. Kelley(4)	—		—

(1)
As of December 31, 2016, Ms. Bradley held a restricted stock award under the 2012 Equity Incentive Plan for 60,000 shares of Class B common stock, which she received in conjunction with joining our board of directors in November 2015, vesting with respect to 25% of the shares on November 12, 2016 and 1/48th of the shares each month thereafter based on continued service with us on each applicable vesting date. In the event of a "change in control" (as defined in the applicable award agreement), the vesting of the then-unvested and outstanding shares subject to Ms. Bradley's restricted stock award will accelerate in full.

(2)
In conjunction with joining our board of directors in January 2017, Ms. Cool received a stock option for 50,000 shares of Class B common stock with a per-share exercise price equal to the fair market value of the common stock on the date of grant ($7.04 per share), vesting with respect to 25% of the shares on January 24, 2018 and 1/48th of the shares each month thereafter based on continued service with us on each applicable vesting date. In the event of a change in control (as defined in the 2012 Equity Incentive Plan), 100% of the total number of shares subject to the stock option will accelerate in full as of the date of consummation of such change in control, provided that Ms. Cool's continuous service as a director has not been terminated prior to such time.

(3)
The amount reported represents the aggregate grant-date fair value of the option grant awarded to Mr. Hirshberg under the 2012 Equity Incentive Plan in the fiscal year ended December 31, 2016, calculated in accordance with FASB ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the option grant reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. The amount reported in this column reflects the accounting cost for the option grant and does not correspond to the actual economic value that may be received by Mr. Hirshberg upon exercise of the option. As of December 31, 2016, Mr. Hirshberg held a stock option for 50,000 shares of Class B common stock, which he received in connection with joining our board of directors in October 2016, with a per-share exercise price equal to the fair market value of the common stock on the date of grant ($5.53 per share), vesting with respect to 25% of the shares on October 28, 2017 and 1/48th of the shares each month thereafter based on continued service with us on each applicable vesting date and no stock awards outstanding. In the event of a change in control (as defined in the 2012 Equity Incentive Plan), 100% of the total number of shares subject to the stock option will accelerate in full as of the date of consummation of such change in control, provided that Mr. Hirshberg's continuous service as a director has not been terminated prior to such time.

(4)
In conjunction with joining our board of directors in April 2017, Mr. Kelley received a stock option for 50,000 shares of Class B common stock with a per-share exercise price equal to the fair market value of the common stock on the date of grant ($12.37 per share), vesting with respect to 25% of the shares on April 30, 2018 and 1/48th of the shares each month thereafter based on continued service with us on each applicable vesting date. In the event of a change in control (as defined in the 2012 Equity Incentive Plan), 100% of the total number of shares subject to the stock option will accelerate in full as of the date of consummation of such change in control, provided that Mr. Kelley's continuous service as a director has not been terminated prior to such time.

          Except for the restricted stock award and stock option awards described above, none of our directors has ever received any cash compensation or stock awards for their service on our board of directors or committees of our board of directors.

          We have a policy of reimbursing our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

          Following the closing of this offering, we intend to adopt a non-employee director compensation policy on terms to be determined at a later date by our board of directors. Under the policy, our non-employee directors will be eligible to receive compensation for service on our board of directors.

Stock Option and Other Compensation Plans

          Prior to this offering, we granted awards under the 2012 Equity Incentive Plan. Following the completion of this offering, we expect to grant awards under the 2017 Equity Incentive Plan.

2012 Equity Incentive Plan

          In December 2016, in connection with our corporate reorganization, we assumed the Restated Blue Apron, Inc. 2012 Equity Incentive Plan, as previously amended, and then amended and restated the plan in its entirety. We refer to the Restated Blue Apron, Inc. 2012 Equity Incentive Plan, as so amended and restated, as the Blue Apron Holdings, Inc. 2012 Equity Incentive Plan, or the 2012 Equity Incentive Plan. See "Prospectus Summary—Our Corporate Structure." Following our assumption of the 2012 Equity Incentive Plan, outstanding options to purchase Blue Apron, Inc.'s common stock were automatically converted into options to purchase an equal number of shares of Class B common stock of Blue Apron Holdings, Inc. with no change in the applicable exercise price, vesting schedule or term.

          The 2012 Equity Incentive Plan was adopted by our board of directors and approved by our stockholders in December 2016. The 2012 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock units and shares, restricted or otherwise, of our Class B common stock. Our employees, leased employees, officers, directors, consultants and other individuals who provide services to us are eligible to receive awards under the 2012 Equity Incentive Plan; however, incentive stock options may only be granted to our employees.

Subject to adjustment as provided below, a maximum of 17,981,300 shares of our Class B common stock are authorized for issuance under the 2012 Equity Incentive Plan.

          The type of awards granted under the 2012 Equity Incentive Plan and the terms of such awards are set forth in the applicable award agreements, provided that pursuant to the 2012 Equity Incentive Plan:

  •
  Each stock option under the 2012 Equity Incentive Plan must have an exercise price per share of our Class B common stock of not less than 100% of the fair market value of the share on the date of the grant. However, any incentive stock option granted to a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares must have an exercise price per share of not less than 110% of fair market value per share on the date of the grant.

  •
  Each restricted stock award under the 2012 Equity Incentive Plan is an offer by us to sell shares of our Class B common stock subject to restrictions. Our board of directors determines the time or times within which restricted stock may be subject to forfeiture, and all other conditions of any restricted stock award.

  •
  Each RSU under the 2012 Equity Incentive Plan entitles the participant to whom it is granted to a distribution from us in an amount equal to the fair market value at the time of the distribution of one share of our Class B common stock. Distributions may be made in cash, shares or a combination of cash and shares.

          Pursuant to the terms of the 2012 Equity Incentive Plan, our board of directors (or a committee assigned by our board of directors) administers the 2012 Equity Incentive Plan. All decisions, interpretations and other actions of our board of directors are final and binding on all persons. In addition, subject to any limitations in the 2012 Equity Incentive Plan, our board of directors selects the recipients of awards and determines:

  •
  the number of shares of our Class B common stock covered by options and the dates upon which the options become exercisable;

  •
  the type of options to be granted;

  •
  the duration of options, which may not be in excess of ten years (five years in the case of a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares);

  •
  the exercise price of options, which must be at least equal to the fair market value of our Class B common stock on the date of grant;

  •
  whether and under what circumstances an option may be exercised without a payment of cash;

  •
  whether, to what extent and under what circumstances shares and other amounts payable with respect to an award may be deferred either automatically or at the election of the participant; and

  •
  the number of shares of our Class B common stock subject to, and the terms of, any restricted stock awards or restricted stock units, and the terms and conditions of such awards, including conditions for forfeiture or repurchase, issue price and repurchase price.

          Our board of directors has the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the 2012 Equity Incentive Plan as it, from time to time, deems advisable.

          Effect of Certain Changes in Capitalization.    Pursuant to the 2012 Equity Incentive Plan, in the event of a stock split, reverse stock split, stock dividend, combination or reclassification of the Class B common stock, or any other increase or decrease in the number of issued shares of our Class B common stock effected without receipt of consideration by us, proportionate adjustments shall be made in each of:

  •
  the number of shares of our Class B common stock available for issuance under the 2012 Equity Incentive Plan;

  •
  the number of shares of our Class B common stock covered by each outstanding option or restricted stock unit granted under the 2012 Equity Incentive Plan;

  •
  the number of restricted shares of Class B common stock granted under the 2012 Equity Incentive Plan outstanding; and

  •
  the exercise or purchase price for each outstanding option and/or restricted stock unit granted under the 2012 Equity Incentive Plan.

          Effect of Certain Corporate Transactions.    Upon or in anticipation of a change in control (as defined in the 2012 Equity Incentive Plan), our board of directors may, in its sole and absolute discretion and without the need for the consent of any participant, take one or more of the following actions contingent upon the occurrence of that change in control:

  •
  cause any or all outstanding options held by participants affected by the change in control to become vested and immediately exercisable, in whole or in part;

  •
  cause any or all outstanding unvested options held by participants affected by the change in control to be cancelled without consideration;

  •
  cause any or all outstanding vested options held by participants affected by the change in control to be cancelled without consideration, so long as such participants are given no less than five business days to exercise such vested options prior to the consummation of the change in control;

  •
  cancel any early exercise rights related to any option;

  •
  suspend and freeze the rights of any participant to exercise any vested options for no more than five business days prior to the consummation of the change in control if administratively necessary to facilitate the closing of the change in control;

  •
  cause any or all restricted stock or restricted stock units held by participants affected by the change in control to become non-forfeitable, in whole or in part;

  •
  cancel any option in exchange for a substitute option;

  •
  cancel any restricted stock or restricted stock units held by a participant affected by the change in control in exchange for restricted stock or restricted stock units in respect of the capital stock of any successor corporation;

  •
  redeem any restricted stock held by a participant affected by the change in control for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of Class B common stock on the date of the change in control;

  •
  cancel any option held by a participant affected by the change in control in exchange for cash and/or other substitute consideration with a value equal to (x) the number of shares of Class B common stock subject to that option, multiplied by (y) the difference, if any, between the fair market value per share of Class B common stock on the date of the change in control and the exercise price of that option; provided, that if the fair market value per share of Class B common stock on the date of the change in control does not exceed the exercise price of any such option, our board of directors may cancel that option without any payment of consideration therefor; or

  •
  cancel any RSU held by a participant affected by the change in control in exchange for cash and/or other substitute consideration with a value equal to the fair market value per share of Class B common stock on the date of the change in control.

          As of May 31, 2017, under the 2012 Equity Incentive Plan, options to purchase 11,638,660 shares of Class B common stock were outstanding at a weighted-average exercise price of $6.99 per share, 1,133,629 shares of Class B common stock had been issued upon option exercises, and 4,791,300 shares of Class B common stock had been issued pursuant to restricted stock awards.

          No further awards will be made under the 2012 Equity Incentive Plan following the completion of this offering; however, awards outstanding under the 2012 Equity Incentive Plan will continue to be governed by their existing terms. Our board of directors may amend, suspend or terminate the 2012 Equity Incentive Plan at any time and for any reason, except that any amendment which would adversely affect the rights of a participant with respect to an award requires the consent of such participant and any amendment of the 2012 Equity Incentive Plan that increases the number of shares of our Class B common stock available for issuance under the 2012 Equity Incentive Plan or that materially changes the class of persons who are eligible for the grant of awards is subject to the approval of our stockholders.

2017 Equity Incentive Plan

          In June 2017, our board of directors adopted, and our stockholders approved, the 2017 Equity Incentive Plan, which became effective immediately prior to the effectiveness of this registration statement. The 2017 Equity Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other share-based awards.

          Upon effectiveness of the 2017 Equity Incentive Plan, the following shares will be reserved for issuance under the 2017 Equity Incentive Plan:

  •
  25,000,000 shares of Class A common stock;

  •
  a number of shares of Class A common stock (up to a maximum of 11,802,552 shares), equal to the sum of the number of shares of Class B common stock then available for issuance under the 2012 Equity Incentive Plan and the number of shares of Class B common stock subject to outstanding awards under the 2012 Equity Incentive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right; plus

  •
  an annual increase in shares of Class A common stock, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2018 and continuing until and including the fiscal year ending December 31, 2027, equal to the least of (1) 10,000,000 shares, (2) 5% of the sum of the number of shares of Class A common stock, Class B common stock and Class C capital stock outstanding on the first day of such fiscal year, and (3) an amount determined by our board of directors.

          Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2017 Equity Incentive Plan. Incentive stock options, however, may only be granted to our employees.

          Pursuant to the terms of the 2017 Equity Incentive Plan, our board of directors (or a committee delegated by our board of directors) will administer the plan and, subject to any limitations in the plan, will select the recipients of awards and determine:

  •
  the number of shares covered by options and the dates upon which the options become exercisable;

  •
  the type of options to be granted;

  •
  the duration of options, which may not be in excess of ten years (under applicable tax law, five years in the case of a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares);

  •
  the exercise price of options, which must be at least equal to the fair market value of the class of securities subject to the option on the date of grant; provided, however, that under applicable tax law, any incentive stock option granted to a participant who, at the time the option is granted, holds shares representing more than 10% of the combined voting power of all outstanding voting shares must have an exercise price per share of not less than 110% of fair market value per share on the date of the grant; and

  •
  the number of shares subject to and the terms of any stock appreciation rights, restricted stock awards, restricted stock units or other share-based awards and the terms and conditions of such awards, including conditions for forfeiture, repurchase, issue price and repurchase price (though the measurement price of stock appreciation rights must be at least equal to the fair market value of the class of securities subject to the award on the date of grant and the duration of such awards may not be in excess of ten years).

          If our board of directors delegates authority to an executive officer to grant awards under the 2017 Equity Incentive Plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards (which may include a formula by which the exercise price will be determined), the maximum number of shares subject to awards that such executive officer may make, and the time period in which such awards may be granted.

          Effect of Certain Changes in Capitalization.    Upon the occurrence of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares of Class A common stock, reclassification of shares of Class A common stock, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of the class of securities subject to the award other than an ordinary cash dividend, our board of directors shall equitably adjust:

  •
  the number and classes of securities available under the 2017 Equity Incentive Plan;

  •
  the share counting rules under the 2017 Equity Incentive Plan;

  •
  the number and class of securities and exercise price per share of each outstanding option;

  •
  the class of securities, share and per-share provisions, and measurement price of each outstanding stock appreciation right;

  •
  the class of securities, number of shares subject to, and the repurchase price per share subject to, each outstanding restricted stock award; and

  •
  the class of securities, share and per-share related provisions and the purchase price, if any, of each restricted stock unit and each other share-based award.

          Effect of Certain Corporate Transactions.    Upon a merger or other reorganization event (as defined in the 2017 Equity Incentive Plan), our board of directors may, on such terms as our board of directors determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the 2017 Equity Incentive Plan as to some or all outstanding awards, other than restricted stock awards:

  •
  provide that all outstanding awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or successor corporation (or an affiliate thereof);

  •
  upon written notice to a participant, provide that all of the participant's unvested awards will terminate immediately prior to the consummation of such reorganization event and/or provide that all of the participant's vested but unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable);

  •
  provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award shall lapse, in whole or in part, prior to or upon such reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of shares of the class of securities subject to the award will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of the class of securities subject to the award subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

  •
  provide that, in connection with a liquidation or dissolution, awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings).

          Our board of directors does not need to take the same action with respect to all awards, all awards held by a participant or all awards of the same type.

          In the case of certain restricted stock units, no assumption or substitution is permitted, and the restricted stock units will instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

          Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock awards will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of the class of securities subject to the award are converted or exchanged pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award or any other agreement between the participant and us.

          At any time, our board of directors may, in its sole discretion, provide that any award under the 2017 Equity Incentive Plan will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part as the case may be.

          Unless our stockholders approve such action, the 2017 Equity Incentive Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

  •
  amend any outstanding stock option or stock appreciation right granted under the 2017 Equity Incentive Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

  •
  cancel any outstanding option or stock appreciation right (whether or not granted under the 2017 Equity Incentive Plan) and grant in substitution therefor new awards under the 2017 Equity Incentive Plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or stock of another entity) covering the same or a different number of shares of the class of securities subject to the option and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

  •
  cancel in exchange for a cash payment any outstanding option or stock appreciation right with an exercise or measurement price per share above the then-current fair market value of the class of securities subject to the option; or

  •
  take any other action that constitutes a "repricing" within the meaning of NYSE rules or rules of any other exchange or marketplace on which shares of Class A common stock are listed or traded.

          No award may be granted under the 2017 Equity Incentive Plan on or after the date that is ten years following the effectiveness of this registration statement. Our board of directors may amend, suspend or terminate the 2017 Equity Incentive Plan at any time, except that stockholder approval may be required to comply with applicable law or stock market requirements.

  New Equity Awards to Fulfillment Center Employees

          We intend to grant an estimated 1.1 million restricted stock units under the 2017 Equity Incentive Plan contingent upon the closing of this offering to substantially all of our fulfillment center employees. These grants are expected to vest as to 100% of such grants on the second anniversary of their issuance.

  New Retention Equity Awards

          We also intend to grant 2,202,000 restricted stock units under the 2017 Equity Incentive Plan contingent upon the closing of this offering to certain other employees, including our named executive officers. These restricted stock units will vest as to 10% of the shares of Class A common stock under each restricted stock unit grant on the first anniversary of their issuance, 20% on the second anniversary of their issuance, 30% on the third anniversary of their issuance, and 40% on the fourth anniversary of their issuance.

Limitation of Liability and Indemnification

          Our restated certificate of incorporation, which will become effective upon the closing of this offering, limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law and provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

          Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to such amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

          In addition, our restated certificate of incorporation, which will become effective upon the closing of this offering, provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

          We maintain a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers. In addition, we have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. These indemnification agreements may require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as one of our directors.

          Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors. We have agreed that we will be the indemnitor of "first resort," however, with respect to any claims against these directors for indemnification claims that are indemnifiable by both us and their employers. Accordingly, to the extent that indemnification is permissible under applicable law, we will have full liability for such claims (including for the advancement of any expenses) and we have waived all related rights of contribution, subrogation or other recovery that we might otherwise have against these directors' employers.

Rule 10b5-1 Sales Plans

          Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our capital stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PERSON TRANSACTIONS

          Other than compensation arrangements for our executive officers and directors which are described elsewhere in this prospectus, below we describe transactions since January 1, 2014 to which we were or will be a participant and in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Revolving Credit Agreement

          In August 2016, Blue Apron, LLC, our wholly-owned subsidiary, entered into a revolving credit and guaranty agreement providing for a $150.0 million revolving credit facility. In May 2017, we amended our revolving credit facility to permit the issuance of the convertible promissory notes described below under "—Convertible Note Financing" and to increase the amount available to borrow by $25.0 million to a total maximum amount of $175.0 million. In June 2017, we amended our revolving credit facility to increase the amount available to borrow by $25.0 million to a maximum total amount of $200.0 million. Entities affiliated with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc., who are acting as underwriters in this offering, are lenders under our revolving credit agreement. As of March 31, 2017, there were $100.3 million of outstanding borrowings and issued letters of credit under the revolving credit facility, and as of May 31, 2017, there were $126.4 million of outstanding borrowings and issued letters of credit under the revolving credit facility and $48.6 million was available to borrow. For a summary of the terms of the revolving credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

Directed Share Program

          At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of Class A common stock offered hereby to certain of our employees and their friends and family and certain of our suppliers and vendors as part of a directed share program. The sales under the directed share program will be made, at our direction, by Fidelity Capital Markets, a division of National Financial Services, LLC, which are each affiliated with Fidelity, one of our 5% stockholders. Fidelity Capital Markets will receive a standard sales concession on any shares of Class A common stock distributed as part of the directed share program. Assuming that 1,500,000 shares of Class A common stock are sold in the directed share program (reflecting 5% of the 30,000,000 shares offered hereby) at the initial public offering price of $10.00 per share, we expect the total sales concessions paid to Fidelity Capital Markets to be approximately $495,000.

Preferred Stock Financings

          In May and July 2015, we issued and sold an aggregate of 10,301,861 shares of Series D preferred stock at a purchase price of $13.3269 per share (currently convertible into Class B common stock on a one-for-one basis and representing a Class B common stock-equivalent purchase price of $13.3269 per share), for an aggregate purchase price of approximately

$137.3 million. The following table summarizes purchases of our Series D preferred stock by 5% stockholders of our company:

Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Entities affiliated with Bessemer Venture Partners	375,181	$5,000,000
Entities affiliated with Fidelity	9,379,532	125,000,085
First Round Capital IV, LP	7,504	100,005
SG Growth Partners II, LP	375,181	5,000,000

          In April 2014, we issued and sold an aggregate of 3,001,448 shares of Series C preferred stock at a purchase price of $16.6586 per share (currently convertible into Class B common stock on a five-for-one basis and representing a Class B common stock-equivalent purchase price of $3.33172 per share), for an aggregate purchase price of approximately $50.0 million. The following table summarizes purchases of our Series C preferred stock by 5% stockholders of our company:

Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
Entities affiliated with Bessemer Venture Partners	725,528	$12,086,289
First Round Capital IV, LP	326,325	5,436,121
SG Growth Partners II, LP	1,894,370	31,557,575

Convertible Note Financing

          In May 2017, we issued and sold $63.5 million in aggregate principal amount of convertible promissory notes, or the convertible notes, to entities affiliated with Fidelity and in June 2017, we issued and sold an additional $1.1 million in aggregate principal amount of the convertible notes to certain of our other existing stockholders. The convertible notes are unsecured general obligations and are subordinated to all of our current or future senior debt, including indebtedness under our revolving credit facility. The convertible notes mature on May 3, 2019 and bear interest at a rate of 3.5% per annum, compounded annually. Upon maturity, we may repay the convertible notes in cash or through the issuance of shares of our Series D preferred stock valued at $13.3269 per share (currently convertible into Class B common stock on a one-for-one basis and representing a Class B common stock-equivalent purchase price of $13.3269 per share). If we elect to repay all or a portion of the convertible notes in cash, the holders may nonetheless elect to receive shares of Series D preferred stock (valued at $13.3269 per share) in lieu of cash.

          Upon the closing of this offering, the convertible notes will convert automatically into an aggregate of 7,023,201 shares of Class B common stock at a price per share of $9.25, representing a 7.5% discount to the initial public offering price of our Class A common stock of $10.00 per share.

          If we were to consummate a change of control transaction prior to the closing of this offering, the convertible notes would convert automatically, immediately prior to such change of control transaction, into shares of Class B common stock on terms (including a discount based on the amount of time that transpires prior to such transaction) that are similar to the conversion terms in connection with this offering.

Company Repurchases From Executive Officers

          In June 2014, we used a portion of the proceeds from the April 2014 Series C preferred stock financing to provide liquidity to Matthew B. Salzberg, Ilia M. Papas, and Matthew J. Wadiak, executive officers of our company, by repurchasing shares of common stock from them at a purchase price of $16.6586 per share, which was equal to the common stock equivalent price at which we issued and sold the Series C preferred stock. The following table summarizes the repurchases:

Stockholder	Shares of Common Stock	Total Sale Price
Matthew B. Salzberg	150,073	$2,500,006
Ilia M. Papas	100,048	1,666,660
Matthew J. Wadiak	50,024	833,330

Secondary Stock Sales Involving Executive Officers and 5% Stockholders

          In February 2016, an entity affiliated with Bessemer Venture Partners, one of our 5% stockholders, purchased a total of 7,913 shares of Series A preferred stock from two other stockholders at a purchase price of $498.55 per share (currently convertible into Class B common stock on a 50-for-1 basis and representing a Class B common stock-equivalent purchase price of $9.971 per share), for an aggregate purchase price of $3,945,026.

          In October 2015, Matthew B. Salzberg, Ilia M. Papas, and Matthew J. Wadiak sold shares of common stock to unrelated investors at a purchase price of $13.3269 per share, which was equal to the common stock-equivalent price at which we issued and sold Series D preferred stock in May and July 2015. The following table summarizes the sales:

Stockholder	Shares of Common Stock	Total Sale Price
Matthew B. Salzberg	1,650,939	$22,001,899
Ilia M. Papas	417,467	5,563,541
Matthew J. Wadiak	182,680	2,434,558

          In October 2014, three of our Series A stockholders sold a total of 11,500 shares of Series A preferred stock at a purchase price of $100.00 per share (currently convertible into Class B common stock on a 50-for-1 basis and representing a Class B common stock-equivalent purchase price of $2.00 per share), for an aggregate purchase price of approximately $1.2 million. The following table summarizes purchases of our Series A preferred stock in this transaction by 5% stockholders of our company:

Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
Entities affiliated with Bessemer Venture Partners	6,690	$669,000
First Round Capital IV, LP	3,009	300,900
SG Growth Partners II, LP	1,801	180,100

Loan to Executive Officer

          In May 2013, we loaned $133,423 to Matthew J. Wadiak to fund his purchase of 4,731,300 shares of common stock from us for $0.0282 per share, which was equal to the fair market value of the shares upon issuance, and concurrently cancelled 4,731,300 shares of common stock that had been issued to Mr. Wadiak in August 2012 on substantially identical terms (other than the loan). The loan was unsecured, bore interest at an annual rate of 2.6%, and was due in May 2023. In January 2014, we forgave this loan and agreed to pay Mr. Wadiak a bonus, during 2014, in an amount sufficient to forgive the loan and ameliorate the tax impact of that forgiveness. Accordingly, we paid Mr. Wadiak a bonus of $227,100 in December 2014.

Consulting and Employment Arrangements

          Shaun Salzberg Design, LLC, which is owned by Shaun Salzberg, the brother of Matthew B. Salzberg, provides software design, implementation, and related services to us as an independent contractor. For these services, we pay hourly fees and reimburse specified expenses. These services were initially provided under a consulting agreement dated October 28, 2015 and, following expiration of the agreement on October 28, 2016, have continued to be provided on substantially the same terms. To date, we have paid Shaun Salzberg Design, LLC an aggregate of $156,450 pursuant to these arrangements.

          For a description of the compensation arrangements that we have with our executive officers and directors, see "Executive Compensation."

Registration Rights

          We are a party to an investors' rights agreement, originally entered into in January 2013 and most recently amended and restated in May 2015, with certain holders of our Class B common stock and certain holders of our preferred stock, including entities affiliated with Bessemer Venture Partners, entities affiliated with Fidelity, First Round Capital IV, LP, SG Growth Partners II, LP, Ilia M. Papas, Matthew B. Salzberg, The Matthew Salzberg 2014 Annuity Trust, The Matthew Salzberg Family 2014 Trust, Matthew J. Wadiak, and Shaun Salzberg. The investors' rights agreement provides these holders the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be included in a registration statement that we are otherwise filing. See "Description of Capital Stock—Registration Rights" for additional information regarding these registration rights. Pursuant to the investors' rights agreement, we are required to pay all registration expenses and indemnify these holders with respect to each registration of registrable shares that is effected.

Indemnification Agreements

          Our restated certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with certain of our directors, and we intend to enter into indemnification agreements with all of our directors and executive officers prior to the completion of this offering. See "Limitation of Liability and Indemnification."

Policies and Procedures for Related Person Transactions

          Our board of directors has adopted written policies and procedures, which will become effective upon the closing of this offering, for the review of any transaction, arrangement or relationship in which our company is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

          If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our board of directors. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

          A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of our business;

  •
  whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

          The audit committee may approve or ratify the transaction only if it determines that, under all of the circumstances, the transaction is in or is not inconsistent with our company's best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

          Pursuant to the SEC's related person transaction disclosure rule, the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of the policy:

  •
  interests arising only from the related person's position as a director of another corporation or organization that is a party to the transaction;

  •
  interests arising only from the direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest (other than a general partnership interest) in another entity which is a party to the transaction;

  •
  interests arising solely from the ownership of a class of our equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis;

  •
  compensation arrangements with executive officers if the compensation has been approved, or recommended to the board of directors for approval, by the compensation committee;

  •
  compensation for services as a director of our company if such compensation will be publicly reported pursuant to SEC rules;

  •
  interests arising solely from indebtedness of a 5% stockholder or an immediate family member of a 5% stockholder;

  •
  a transaction where the rates or charges involved in the transaction are determined by competitive bids;

  •
  a transaction that involves the rendering of services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority; and

  •
  a transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

          In addition, our board of directors has determined that transactions that are specifically contemplated by our corporate charter or bylaws are not related person transactions for purposes of the policy. The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

PRINCIPAL STOCKHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our capital stock, as of May 31, 2017, by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our capital stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our executive officers and directors as a group.

          The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Class B common stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days after May 31, 2017 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

          We have based our calculation of the percentage of beneficial ownership prior to this offering on (1) 42,687 shares of Class A common stock outstanding as of May 31, 2017, (2) 159,541,206 shares of Class B common stock outstanding as of May 31, 2017 (assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock and the automatic conversion of an aggregate principal amount of $64.6 million and all accrued and unpaid interest on our outstanding convertible notes, or the convertible notes, into an aggregate of 7,023,201 shares of Class B common stock upon the completion of this offering) and (3) no shares of Class C capital stock outstanding as of May 31, 2017. We have based our calculation of the percentage of beneficial ownership after this offering on (1) 30,042,687 shares of Class A common stock, (2) 159,541,206 shares of Class B common stock (assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock and the automatic conversion of the convertible notes into an aggregate of 7,023,201 shares of Class B common stock upon the completion of this offering) and (3) no shares of Class C capital stock outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase up to an additional 4,500,000 shares of our Class A common stock from us.

          Unless otherwise indicated, the address of all listed stockholders is c/o Blue Apron Holdings, Inc., 5 Crosby Street, New York, New York 10013. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to Offering						% of Total Voting Power Before Offering	Shares Beneficially Owned After Offering						% of Total Voting Power After Offering

	Class A		Class B		Class C			Class A		Class B		Class C

Name	Number	%	Number	%	Number	%		Number	%	Number	%	Number	%
5% Stockholders
Entities affiliated with Bessemer Venture Partners(1)	—	—	36,287,771	22.8	—	—	22.8	—	—	36,287,771	22.8	—	—	22.3
Entities affiliated with Fidelity(2)	—	—	16,285,865	10.2	—	—	10.2	—	—	16,285,865	10.2	—	—	10.0
First Round Capital IV, LP(3)	—	—	15,982,179	10.0	—	—	10.0	—	—	15,982,179	10.0	—	—	9.8
Ilia M. Papas(4)	—	—	11,989,449	7.5	—	—	7.5	—	—	11,989,449	7.5	—	—	7.4
SG Growth Partners II, LP(5)	—	—	9,937,081	6.2	—	—	6.2	—	—	9,937,081	6.2	—	—	6.1
Family Trust Created Under Article V of the Matthew Salzberg 2014 Annuity Trust Agreement(6)	—	—	19,744,091	12.4	—	—	12.4	—	—	19,744,091	12.4	—	—	12.2
Named Executive Officers and Directors
Matthew B. Salzberg(7)	—	—	47,422,315	29.7	—	—	29.7	—	—	47,422,315	29.7	—	—	29.2
Julie M.B. Bradley(8)	—	—	60,000	*	—	—	*	—	—	60,000	*	—	—	*
Tracy Britt Cool	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Kenneth A. Fox(9)	—	—	9,937,081	6.2	—	—	6.2	—	—	9,937,081	6.2	—	—	6.1
Robert P. Goodman(10)	—	—	36,287,771	22.8	—	—	22.8	—	—	36,287,771	22.8	—	—	22.3
Gary R. Hirshberg	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Brian P. Kelley	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bradley J. Dickerson(11)	—	—	738,389	*	—	—	*	—	—	738,389	*	—	—	*
Pablo Cussatti	—	—	—	—	—	—	—	—	—	—	—	—	—	—
All executive officers and directors as a group (13 persons)(12)	—	—	112,243,771	69.4	—	—	69.4	—	—	112,243,771	69.4	—	—	68.2

*
Less than 1%.

(1)
Consists of (i) 19,813,194 shares of Class B common stock held of record by Bessemer Venture Partners VIII Institutional L.P., and (ii) 16,474,577 shares of Class B common stock held of record by Bessemer Venture Partners VIII L.P. (collectively, the "BVP Entities"). Each of Deer VIII & Co. L.P. ("Deer VIII L.P."), the general partner of the BVP Entities, and Deer VIII & Co. Ltd. ("Deer VIII Ltd."), the general partner of Deer VIII L.P., has voting and dispositive power over the shares held by the BVP Entities. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VIII Ltd. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VIII Ltd. acting as an investment committee. The address of each of the BVP Entities is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(2)
Consists of (i) 4,329,591 shares of Class B common stock held of record by Fidelity Contrafund: Fidelity Contrafund, (ii) 1,110,537 shares of Class B common stock held of record by Fidelity Contrafund: Fidelity Advisor New Insights Fund, (iii) 866,669 shares of Class B common stock held of record by, and 3,638,062 shares of Class B common stock issuable upon the automatic conversion of $33.4 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Fidelity Securities Fund: Fidelity OTC Portfolio, (iv) 780,377 shares of Class B common stock held of record by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (v) 750,363 shares of Class B common stock held of record by, and 1,461,206 shares of Class B common stock issuable upon the automatic conversion of $13.4 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Fidelity Mount Vernon Street Trust: Fidelity Growth Company Fund, (vi) 292,641 shares of Class B common stock held of record by Fidelity Contrafund Commingled Pool, (vii) 285,138 shares of Class B common stock held of record by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (viii) 240,116 shares of Class B common stock held of record by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, (ix) 217,605 shares of Class B common stock held of record by, and 259,939 shares of Class B common stock issuable upon the automatic conversion of $2.4 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (x) 195,094 shares of Class B common stock held of record by, and 449,510 shares of Class B common stock issuable upon the automatic conversion of $4.1 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company, (xi) 180,087 shares of Class B common stock held of record by, and 808,313 shares of Class B common stock issuable upon the automatic conversion of $7.4 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Fidelity Growth Company Commingled Pool, (xii) 56,277 shares of Class B common stock held of record by, and 61,885 shares of Class B common stock issuable upon the automatic conversion of $0.6 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, (xiii) 45,022 shares of Class B common stock held of record by, and 58,839 shares of Class B common stock issuable upon the automatic conversion of $0.5 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to, Variable Insurance Products Fund III: Growth Opportunities Portfolio, (xiv) 30,015 shares of Class B common stock held of record by Fidelity Contrafund: Fidelity Advisor Series Opportunistic Insights Fund, and (xv) 168,579 shares of Class B common stock issuable upon the automatic conversion of $1.6 million aggregate principal amount (and all accrued and unpaid interest outstanding thereon) of convertible notes upon the closing of this offering to Fidelity OTC Commingled Pool (collectively, the "Fidelity Entities"). The preceding amounts of shares of Class B common stock issuable upon the automatic conversion of our outstanding convertible notes are based on the initial public offering price of $10.00 per share. The Fidelity Entities are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is the chairman and chief executive officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B stockholders have entered into a stockholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Entities advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Entities' Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Entities' Boards of Trustees. The address of the Fidelity Entities is c/o FMR LLC, 245 Summer Street, Boston, Massachusetts 02210.

(3)
Consists of 15,982,179 shares of Class B common stock held of record by First Round Capital IV, LP, as nominee for First Round Capital IV, LP and First Round Capital IV Partners Fund, LP. First Round Capital Management IV, LLC is the general partner of First Round Capital Management IV LP and has sole voting and investment power over these shares. Phineas Barnes, Christopher Fralic, Robert Hayes, Joshua Kopelman and William Trenchard are the managing members of First Round Capital Management IV, LLC and have shared power to vote and invest these shares. The address of First Round Capital IV, LP is 4040 Locust Street, Philadelphia, PA 19104.

(4)
Consists of (i) 6,985,543 shares of Class B common stock held of record by Mr. Papas, (ii) 5,000,000 shares of Class B common stock held of record by the Ilia M. Papas 2017 Annuity Trust, for which Mr. Papas serves as trustee, and (iii) 3,906 shares of Class B common stock subject to options exercisable within 60 days of May 31, 2017 of which 2,343 are vested as of such date.

(5)
Consists of 9,937,081 shares of Class B common stock held of record. SGGP II, LLC, the general partner of SG Growth Partners II LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP II, LLC. The address of SG Growth Partners, II LP is 402 West 13th Street, 5th Floor, New York, New York 10014.

(6)
Consists of 19,744,091 shares of Class B common stock held of record by Family Trust Created Under Article V of the Matthew Salzberg 2014 Annuity Trust Agreement, for which Matthew B. Salzberg and his father serve as co-trustees.

(7)
Consists of (i) 25,154,605 shares of Class B common stock held of record by Mr. Salzberg, (ii) 19,744,091 shares of Class B common stock held of record by Family Trust Created Under Article V of the Matthew Salzberg 2014 Annuity Trust Agreement, for which Mr. Salzberg and his father serve as co-trustees, (iii) 2,500,000 shares of Class B common stock held of record by The Matthew Salzberg Family 2014 Trust, for which Mr. Salzberg serves as a trustee, (iv) 18,759 shares of Class B common stock held of record by Aspiration Growth Opportunities II GP, LLC, with respect to which Mr. Salzberg has shared investment and voting power and (v) 4,860 shares of Class B common stock subject to options exercisable within 60 days of May 31, 2017 of which 2,916 are vested as of such date.

(8)
Consists of (i) 37,500 shares of Class B common stock held of record by Ms. Bradley, all of which are subject to vesting and forfeiture and (ii) 22,500 shares of Class B common stock held of record by the Julie M.B. Bradley 2017 Irrevocable Trust.

(9)
Consists of shares held by SG Growth Partners II, LP identified in footnote 5.

(10)
Consists of shares held by the BVP Entities identified in footnote 1. Robert P. Goodman, one of our directors, J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VIII & Co. Ltd. ("Deer VIII Ltd.") and hold the voting and dispositive power for the BVP Entities. Investment and voting decisions with respect to the shares held by the BVP Entities are made by the directors of Deer VIII Ltd. acting as an investment committee.

(11)
Consists of 738,389 shares of Class B common stock subject to options exercisable within 60 days of May 31, 2017, of which 651,520 are vested as of such date.

(12)
Consists of (i) 110,036,350 shares of Class B common stock held of record, of which 37,500 shares are subject to vesting and forfeiture, and (ii) 2,207,421 shares of Class B common stock subject to options exercisable within 60 days of May 31, 2017, of which 2,055,248 shares are vested as of such date.

DESCRIPTION OF CAPITAL STOCK

General

          Following the closing of this offering, our authorized capital stock will consist of 1,500,000,000 shares of Class A common stock, par value $0.0001 per share, 175,000,000 shares of Class B common stock, par value $0.0001 per share, 500,000,000 shares of Class C capital stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to the registration statement for this offering. The following description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

          As of May 31, 2017, assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock and the automatic conversion of our convertible notes into an aggregate of 7,023,201 shares of Class B common stock upon the completion of this offering, there were 159,541,206 shares of Class B common stock outstanding, held by 133 stockholders of record, 42,687 shares of Class A common stock outstanding, held by one stockholder of record, and no shares of preferred stock or Class C capital stock outstanding.

          We are issuing shares of Class A common stock in this offering. The outstanding shares of Class B common stock are held by our executive officers, employees, directors and their affiliates, and certain other stockholders who held our capital stock immediately prior to this offering. The Class C capital stock is available for use for, among other things, strategic initiatives, including financings and acquisitions, and the issuance of equity incentives to employees and other service providers.

Class A, Class B and Class C Stock

Dividend Rights

          Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock, Class B common stock and Class C capital stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled "Dividend Policy."

Voting Rights

          Holders of Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, holders of Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, and holders of Class C capital stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Our restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of the offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms.

No Preemptive or Similar Rights

          Holders of Class A common stock, Class B common stock and Class C capital stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions, except for the conversion provisions with respect to the Class B common stock and Class C capital stock described below.

Right to Receive Liquidation Distributions

          If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of Class A common stock, Class B common stock and Class C capital stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion

          Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon its transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers described in our restated certificate of incorporation, including certain transfers by a stockholder to (1) family members of the stockholder, so long as the stockholder retains voting control over the transferred shares; (2) certain trusts and other permitted entities owned by or for the benefit of the stockholder or family members, so long as the stockholder, or a fiduciary who is selected by such stockholder and whom such stockholder has the power to remove and replace, retains voting control over the transferred shares; and (3) certain foundations and charities, so long as the stockholder, or a fiduciary who is selected by such stockholder and whom such stockholder has the power to remove and replace, retains voting control over the transferred shares. In addition, each outstanding share of Class B common stock held by a stockholder who is a natural person, or held by the permitted transferees of such stockholder, will convert automatically into one share of Class A common stock upon the death or permanent and total disability of such stockholder, subject to a conversion delay of nine months in the event of the death or permanent and total disability of one of our founders, Matthew B. Salzberg, Ilia M. Papas or Matthew J. Wadiak.

          As a result of the conversion provisions described above, unless one of the specified exceptions applies, a holder of Class B common stock cannot transfer shares of Class B common stock without the loss of the higher voting rights associated with the Class B common stock (ten votes per share) as compared to the Class A common stock (one vote per share), which may make the value of such holder's investment in our company lower than it would be if such holder were permitted to transfer shares of Class B common stock without the conversion of the transferred shares into Class A common stock. The conversion of Class B common stock into Class A common stock, whether upon a transfer of Class B common stock or the death of a holder of Class B common stock, will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares of Class B common stock. If, for example, Mr. Salzberg retains a significant portion of his holdings of Class B common stock for an extended period of time, he could, in the future, control a majority of the combined voting power of the Class A common stock and Class B common stock. In addition, because of the conversion delay described above, a founder (or such founder's estate or the persons to whom such founder's shares are transferred upon his death, as applicable) will be able to retain such founder's shares of Class B common stock (and the higher voting rights associated with such shares) for a period of nine months after the death or permanent and total disability of such founder.

          Each share of Class B common stock is convertible at any time, at the option of the holder thereof, into one share of Class A common stock. A holder who voluntarily elects to convert shares of Class B common stock into Class A common stock will lose the higher voting rights associated with the Class B common stock (ten votes per share) as compared to the Class A common stock (one vote per share), which may make the value of such holder's investment in our company lower than it would be if such holder continued to hold Class B common stock.

          All outstanding Class B common stock will convert automatically into Class A common stock, on a share-for-share basis, (1) upon the date which is nine months after the death or disability of Matthew B. Salzberg or (2) when the outstanding shares of Class B common stock represent less than 5% of the combined voting power of the outstanding shares of Class A common stock and Class B common stock. All outstanding Class C capital stock will convert automatically into Class A common stock, on a share-for-share basis, on the date fixed therefor by our board of directors that is between 31 and 90 days following the conversion of all outstanding shares of Class B common stock into shares of Class A common stock. Upon the conversion of all outstanding shares of Class B common stock and Class C capital stock into Class A common stock, all stockholders will have one vote per share, which will reduce the ability of Matthew B. Salzberg (or his permitted transferees) and the other holders of Class B common stock to exercise voting control over our company.

          Each share of Class B common stock or Class C capital stock that is converted into Class A common stock will thereupon automatically be retired and not be available for reissuance. If we subsequently wish to issue more shares of Class B common stock or Class C capital stock than are then authorized for issuance, we would first have to amend our restated certificate of incorporation with the approval of our board of directors and stockholders in accordance with the Delaware General Corporation Law.

Fully Paid and Non-Assessable

          In connection with this offering, our legal counsel will opine that the shares of Class A common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

          Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

          The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

          As of May 31, 2017, options to purchase 11,638,660 shares of Class B common stock were outstanding under the 2012 Equity Incentive Plan at a weighted-average exercise price of $6.99 per share, of which 3,658,392 shares were vested and exercisable at a weighted-average exercise price of $4.17 per share.

Registration Rights

          Pursuant to our investors' rights agreement, certain stockholders have the right, following the closing of this offering, to demand that we file a registration statement or request that their shares be included in a registration statement that we are otherwise filing. We refer to the shares held by holders having rights under this agreement as registrable securities. As of May 31, 2017, the holders of 158,347,577 registrable securities, including shares issuable upon the conversion of all outstanding preferred stock, have rights under this agreement.

Demand Registration Rights

          Pursuant to the investors' rights agreement, until six months after the effective date of the registration statement for this offering, the holders of at least 50% of the registrable securities with demand registration rights can demand that we file up to two registration statements on Form S-1 registering all or a portion of their registrable securities, provided that the aggregate offering price is expected to be at least $10 million. As of May 31, 2017, the holders of 85,190,551 registrable securities have demand registration rights. Under specified circumstances, we also have the right to defer filing of a requested registration statement for a period of not more than 60 days, which right may not be exercised more than once during any 12-month period. These registration rights are subject to additional conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

          Pursuant to the investors' rights agreement, if we are eligible to file a registration statement on Form S-3, the holders of at least 50% of the registrable securities with demand registration rights have the right to demand that we file additional registration statements, including a shelf registration statement, for such holders on Form S-3, if the aggregate anticipated offering price is at least $5 million. These holders can demand up to two such registrations in any 12-month period.

Piggyback Registration Rights

          Pursuant to the investors' rights agreement, if we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit or similar plans, a registration on any form which does not include substantially the same information as would be required to be included in this registration statement, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities which are also being registered, the holders of all registrable securities are entitled to receive notice of the registration and to include their registrable securities in such registration. As of May 31, 2017, the holders of 158,347,577 registrable securities will be entitled to notice of this registration and will be entitled to include their registrable securities in this registration statement, but we anticipate that such right will be waived prior to consummation of this offering. The underwriters of any underwritten offering will have the right to limit the number of the number of registrable securities that may be included in the registration statement.

Expenses of Registration

          We are required to pay all expenses relating to any demand, Form S-3 or piggyback registration, other than the underwriting discount, subject to certain limited exceptions. We will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares requested to be included in such a registration statement, subject to limited exceptions.

Anti-Takeover Provisions

          We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning shares representing 15% or more of the voting power of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board; Removal of Directors

          Our restated certificate of incorporation and our amended and restated bylaws, which will be effective upon the closing of this offering, divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 66-2/3% of the votes that all our stockholders would be entitled to cast for the election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

          The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Supermajority Voting

          The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws, which will be effective upon the closing of this offering, may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 66-2/3% of the votes that all our stockholders would be entitled to cast for the election of directors. In addition, the affirmative vote of the holders of at least 66-2/3% of the votes that all our stockholders would be entitled to cast for the election of directors is required to amend, repeal, or adopt any provisions inconsistent with any of the provisions of our restated certificate of incorporation described in the prior two paragraphs.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

          Our restated certificate of incorporation, which will be effective upon the closing of this offering, provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Our restated certificate of incorporation and our amended and restated bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions also could discourage a third party from making a tender offer for our capital stock, because even if it acquired a majority of our outstanding voting stock, it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting and not by written consent.

Authorized But Unissued Shares

          The authorized but unissued shares of our Class A common stock, Class B common stock, Class C capital stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved capital stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Choice of Forum

          Our restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee or stockholder of our company to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery, or (4) any action asserting a claim governed by the internal affairs doctrine. Our restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Corporate Opportunity

          Our restated certificate of incorporation provides that, to the fullest extent permitted by law, we have, on behalf of ourselves, our subsidiaries and our and their respective stockholders, renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be presented to our directors or officers that are not our employees or any of their respective affiliates, partners, principals, directors, officers, members, managers, employees or other representatives, and that no such person has any duty to communicate or offer such business opportunity to us or any of our subsidiaries or shall be liable to us or any of our subsidiaries or any of our or its stockholders for breach of any duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us or our subsidiaries, unless, in the case of any such person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company.

Transfer Agent and Registrar

          The transfer agent and registrar for our Class A common stock will be Computershare Trust Company, N.A.

New York Stock Exchange

          Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "APRN."

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there was no public market for the Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of the Class A common stock. Although our Class A common stock has been approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for the Class A common stock.

          Upon the closing of this offering, we will have outstanding an aggregate of 30,042,687 shares of Class A common stock, 159,541,206 shares of Class B common stock and no shares of Class C capital stock, assuming (1) the issuance of 30,000,000 shares of Class A common stock offered in this offering, (2) the automatic conversion of all outstanding shares of preferred stock into an aggregate of 85,190,551 shares of Class B common stock upon the closing of this offering and (3) the automatic conversion of an aggregate principal amount of $64.6 million and all accrued and unpaid interest on the convertible notes into 7,023,201 shares of Class B common stock. Of these shares, the 30,000,000 shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

          The shares of Class B common stock outstanding upon completion of this offering, and the shares of Class A common stock issued upon conversion of Class B common stock, will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

          Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus	0
90 days after the date of this prospectus	0
120 days after the date of this prospectus(1)	32,006,778
180 days after the date of this prospectus(1)	161,083,893

(1)
If the 120-day or 180-day periods specified above would end during the period beginning 14 calendar days prior to the end of one of our fiscal quarters or our fiscal year and ending on the day after the second full trading day following the date on which we publicly release earnings for such fiscal quarter or fiscal year, the applicable restricted period will end on the day after the second full trading day following the date on which we publicly release such earnings. Any shares sold in the directed share program to our stockholders who have entered into lock-up agreements described below shall be subject to the 120-day and 180-day restricted periods set forth in such lock-up agreements. Other participants in our directed share program shall be subject to a lock-up under which they will agree not to dispose of or hedge any shares sold to them pursuant to that program for a period of 180 days after the date of this prospectus. The information in the table above assumes that 5% of the shares of Class A common stock offered hereby are sold pursuant to the directed share program and further reflects certain assumptions regarding the percentage of participants in the directed share program who have entered into lock-up agreements described below.

          In addition, of the 11,638,660 shares of Class B common stock that were subject to stock options outstanding as of May 31, 2017, options to purchase 3,658,392 shares of Class B common stock were vested as of May 31, 2017, and the shares issued upon exercise will be eligible for public sale subject to the lock-up agreements and securities laws described below.

          Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon its public sale or other transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers described in our restated certificate of incorporation. See "Description of Capital Stock—Capital Stock—Conversion."

Lock-Up Agreements

          We and each of our directors and executive officers and holders of 99.99% of our outstanding capital stock have agreed that, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, as representatives for the several underwriters, we and they will not, subject to limited exceptions, during the periods specified below:

  •
  offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our capital stock, or any options or warrants to purchase any shares of our capital stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our capital stock, whether now owned or hereafter acquired, owned directly by us (including holding as a custodian) or with respect to which we have beneficial ownership within the rules and regulations of the SEC; or

  •
  engage in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of shares of our capital stock, even if such capital stock would be disposed of by someone other than the undersigned.

          The restrictions set forth above shall apply to us for a period of 180 days after the date of this prospectus. The restrictions set forth above shall apply to our directors, executive officers and the stockholders noted above during the period from the date of this prospectus continuing to and including (i) with respect to 20% of the securities subject to these agreements, 120 days after the date of this prospectus and (ii) with respect to the remaining balance of the securities subject to these agreements, 180 days after the date of this prospectus. However, if such 120-day or 180-day period would end during the period beginning 14 calendar days prior to the end of one of our fiscal quarters or our fiscal year and ending on the day after the second full trading day following the date on which we publicly release earnings for such fiscal quarter or fiscal year, the applicable restricted period will end on the day after the second full trading day following the date on which we publicly release such earnings.

          These agreements are subject to certain exceptions, as described in the section of this prospectus entitled "Underwriting."

          Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

Affiliate Resales of Restricted Securities

          In general, beginning 90 days after the effective date of the registration statement for this offering, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

  •
  1% of the total number of then-outstanding shares of the class of security sold, which will equal, immediately after this offering, approximately 300,427 shares of Class A common stock; or

  •
  the average weekly trading volume in the class of security sold on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the New York Stock Exchange concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

          In general, beginning 90 days after the effective date of the registration statement for this offering, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

          Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

          In general, under Rule 701, any of an issuer's employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

          The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

          We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of capital stock issued or issuable under the 2012 Equity Incentive Plan and 2017 Equity Incentive Plan. We expect to file the registration statement covering shares offered pursuant to the 2012 Equity Incentive Plan and 2017 Equity Incentive Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.

Registration Rights

          Upon the closing of this offering, the holders of 158,347,577 shares of Class B common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement for this offering, except for shares purchased by affiliates. See "Description of Capital Stock—Registration Rights" for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

          The following is a discussion of material U.S. federal income and estate tax considerations relating to ownership and disposition of our Class A common stock by a non-U.S. holder. For purposes of this discussion, the term "non-U.S. holder" means a beneficial owner (other than a partnership or other pass-through entity) of our Class A common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision of the United States;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

          This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons who hold their Class A common stock through partnerships or such other pass-through entities. A partner in a partnership or other pass-through entity that will hold our Class A common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our Class A common stock through a partnership or other pass-through entity, as applicable.

          This discussion is based on current provisions of the Internal Revenue Code of 1986, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the tax consequences described in this prospectus.

          We assume in this discussion that each non-U.S. holder holds shares of our Class A common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

  •
  financial institutions;

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  brokers or dealers in securities;

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  tax-exempt organizations;

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  pension plans;

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  owners that hold our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment or who have elected to mark securities to market;

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  insurance companies;

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  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  non-U.S. governments; and

  •
  certain U.S. expatriates.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK.

Distributions

          As discussed under "Dividend Policy" above, we do not expect to make cash dividends to holders of our Class A common stock in the foreseeable future. If we make distributions in respect of our Class A common stock, those distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, subject to the tax treatment described in this section. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder's investment, up to the holder's tax basis in the Class A common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading "Gain on Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock." Any distributions will also be subject to the discussions below under the headings "Information Reporting and Backup Withholding" and "FATCA."

          Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

          Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the non-U.S. holder at the same graduated U.S. federal income tax rates as would apply if such holder were a U.S. person (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is classified as a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence.

          A non-U.S. holder of our Class A common stock who claims the benefit of an applicable income tax treaty between the United States and such holder's country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

          A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock

          Subject to the discussions below under the headings "Information Reporting and Backup Withholding" and "FATCA," a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon such non-U.S. holder's sale, exchange or other disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to U.S. persons, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above under the heading "Distributions" may also apply;

  •
  the non-U.S. holder is a non-resident alien present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder's country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non-U.S. holder, if any; or

  •
  we are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder's holding period, if shorter) a "U.S. real property holding corporation" unless our Class A common stock is regularly traded on an established securities market and the non-U.S. holder held no more than 5% of our outstanding Class A common stock, directly or indirectly, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our Class A common stock. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" (as defined in the Code and applicable regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our Class A common stock is not regularly traded on an established securities market or a non-U.S. holder holds more than 5% of our outstanding Class A common stock, directly or indirectly, during the applicable testing period, such non-U.S. holder's gain on the disposition of shares of our Class A common stock generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

U.S. Federal Estate Tax

          Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death are considered U.S. situs assets and will be included in the individual's gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

          We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our Class A common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders generally will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Class A common stock. Generally, a holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. holder, or otherwise establishes an exemption. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above under the heading "Distributions," will generally be exempt from U.S. backup withholding.

          Information reporting and backup withholding generally will apply to the proceeds of a disposition of our Class A common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

          Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA

          Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our Class A common stock if paid to a foreign entity unless (1) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (2) if the foreign entity is not a "foreign financial institution," the foreign entity identifies certain of its U.S. investors, or (3) the foreign entity is otherwise exempt under FATCA.

          Withholding under FATCA generally (1) applies to payments of dividends on our Class A common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our Class A common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. Non-U.S. holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

          The preceding discussion of material U.S. federal tax considerations is for informational purposes only. It is not legal or tax advice. Prospective investors should consult their own tax advisors regarding the particular U.S. federal, state, local, and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed changes in applicable laws.

UNDERWRITING

          We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	8,700,000
Morgan Stanley & Co. LLC	7,200,000
Citigroup Global Markets Inc.	4,200,000
Barclays Capital Inc.	2,700,000
RBC Capital Markets, LLC	1,800,000
SunTrust Robinson Humphrey, Inc.	1,500,000
Stifel, Nicolaus & Company, Incorporated	900,000
Canaccord Genuity Inc.	600,000
Needham & Company, LLC	600,000
Oppenheimer & Co. Inc.	600,000
Raymond James & Associates, Inc.	600,000
William Blair & Company, L.L.C.	600,000

Total	30,000,000

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          The underwriters have an option to purchase up to an additional 4,500,000 shares of Class A common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our Class A common stock.

	No Exercise	Full Exercise

Per Share	$0.55	$0.55
Total	$16,500,000	$18,975,000

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.33 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          We have agreed that we will not, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file a registration statement relating to, any of our securities, for a period of 180 days after the date of this prospectus. Our officers, directors, and holders of substantially all of our capital stock have entered into lock-up agreements with the underwriters of this offering under which they have agreed that, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, they will not dispose of or hedge any of their capital stock or securities convertible into or exchangeable for shares of capital stock during the period from the date of this prospectus continuing to and including (i) with respect to 20% of the securities subject to these agreements, 120 days after the date of this prospectus and (ii) with respect to the remaining balance of the securities subject to these agreements, 180 days after the date of this prospectus. However, if such 120-day or 180-day period would end during the period beginning 14 calendar days prior to the end of one of our fiscal quarters or our fiscal year and ending on the day after the second full trading day following the date on which we publicly release earnings for such fiscal quarter or fiscal year, the applicable restricted period will end on the day after the second full trading day following the date on which we publicly release such earnings. Exceptions to the restrictions set forth above include: transfers of securities acquired in this offering (other than shares acquired through a directed share program) or in open market transactions; and transfers pursuant to a bona fide third-party tender offer, merger, consolidation, business combination, stock purchase or other similar transaction or series of related transactions approved by our board of directors and made to all holders of our capital stock and that would result in a change in control. In addition, the lock-up agreements signed by our founders permit transfers to a trust or other estate or tax planning entity for the direct or indirect benefit of such founder or to a family member of such founder, or, if the party to the lock-up agreement is a trust or other estate or tax planning entity, to the beneficiary of such a trust or other estate or tax planning entity, provided that the transfer is made for estate or tax planning purposes and does not involve a disposition for value and no filing under the Exchange Act is required or voluntarily made within 45 days of the date of the final prospectus used to sell shares of our Class A common stock in this offering.

          In the event that any holder of our securities that is a party to our investors' rights agreement, or an IRA holder, is granted an early release from the restrictions described above during the lock-up period described above, then, subject to certain exceptions, each other IRA holder will also be granted an early release from its lock-up obligations on a pro rata basis, based on the percentage that such IRA holder's shares that are the subject of such release bear to the total number of shares held by such IRA holder that are subject to a lock-up agreement as of immediately prior to such release.

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of Class A common stock offered hereby to certain of our employees and their friends and family and certain of our suppliers and vendors. The sales will be made, at our direction, by Fidelity Capital Markets, a division of National Financial Services, LLC, through a directed share program. Any shares sold in the directed share program to our stockholders who have entered into lock-up agreements described above shall be subject to the provisions of such lock-up agreements. Other participants in the directed share program shall be subject to a lock-up under which they will agree not to dispose of or hedge any shares sold to them pursuant to that program for a period of 180 days after the date of this prospectus. The number of shares available for sale to the general public in the offering will be reduced by the number of directed shares purchased by participants in the program. We have agreed to indemnify the underwriters against certain liabilities and expenses in connection with the directed share program. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered hereby.

          Prior to the offering, there has been no public market for the shares. The initial public offering price was negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to market valuation of companies in related businesses.

          Our Class A common stock has been approved for listing on the New York Stock Exchange under the symbol "APRN." In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          We estimate that the total expenses payable by us in connection with this offering, excluding the underwriting discount, will be approximately $5.0 million, which includes up to $25,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with this offering.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

          Entities affiliated with Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Barclays Capital Inc. and SunTrust Robinson Humphrey, Inc., who are acting as underwriters in this offering, are lenders under our revolving credit agreement. As of March 31, 2017, there were $100.3 million of outstanding borrowings and issued letters of credit under the revolving credit facility, and as of May 31, 2017, there were $126.4 million of outstanding borrowings and issued letters of credit under the revolving credit facility and $48.6 million was available to borrow. For a summary of the terms of the credit facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer to the public of our Class A common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common shares may be made at any time under the following exemptions under the Prospectus Directive:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to the public" in relation to our Class A common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A common shares to be offered so as to enable an investor to decide to purchase our Class A common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Director 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

          This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

          In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

          The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

          The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

          Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

          The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

 INDUSTRY AND OTHER DATA

          Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, is based on our own internal estimates and research, industry and general publications and research, and surveys and studies conducted by third parties. Our management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions, which we believe to be reasonable, made by us based on such data, as well as our knowledge of our industry and products. This prospectus contains estimates and other statistical data, including those relating to our industry and the market in which we operate, that we have obtained or derived from industry publications and reports, including reports from Euromonitor, Lightspeed Consulting and Nielsen. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. We commissioned some of these reports, as indicated elsewhere in this prospectus. In addition, this prospectus contains consumer grocery waste data, most recently updated in 2010, from the USDA. We have not independently verified the accuracy or completeness of the USDA grocery waste data or the data contained in any third-party industry publications and reports. This information involves a number of assumptions and limitations, and we caution you not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the markets or industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or us and contained in this prospectus.

LEGAL MATTERS

          The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts and New York, New York. Goodwin Procter LLP, Boston, Massachusetts and New York, New York, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2015 and 2016, and for each of the three years in the period ended December 31, 2016, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

          You may read and copy the registration statement for this offering at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement for this offering at the SEC's Internet website.

          Upon closing of this offering, we will be subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.blueapron.com. The information contained in, or which can be accessed through, our website does not constitute a part of this prospectus.

BLUE APRON HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Blue Apron Holdings, Inc.

          We have audited the accompanying consolidated balance sheets of Blue Apron Holdings, Inc. as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blue Apron Holdings, Inc. at December 31, 2015 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, NY
March 31, 2017

BLUE APRON HOLDINGS, INC.

Consolidated Balance Sheets

(In thousands, except share and per-share data)

	December 31,		March 31,	Pro Forma March 31,
	2015	2016	2017	2017
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$126,860	$81,468	$61,167	$61,167
Accounts receivable	355	485	624	624
Inventories, net	17,476	42,887	49,994	49,994
Prepaid expenses and other current assets	4,029	8,267	7,662	7,662
Other receivables	948	4,991	8,397	8,397

Total current assets	149,668	138,098	127,844	127,844
Restricted cash	337	3,966	3,966	3,966
Property and equipment, net	14,633	130,961	190,295	190,295
Other noncurrent assets	335	382	360	360

TOTAL ASSETS	$164,973	$273,407	$322,465	$322,465

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$29,915	$49,549	$77,668	$77,668
Accrued expenses and other current liabilities	14,222	40,911	52,032	52,032
Deferred revenue	6,252	24,278	21,803	21,803

Total current liabilities	50,389	114,738	151,503	151,503
Long-term debt	—	44,533	99,577	99,577
Facility financing obligation	—	49,809	53,273	53,273
Other noncurrent liabilities	1,649	2,858	7,124	7,124

TOTAL LIABILITIES	52,038	211,938	311,477	311,477

Commitments and contingencies (Note 9)
Convertible preferred stock, par value of $0.0001 per share — 17,371,402 shares authorized as of December 31, 2015 and 2016, and March 31, 2017; 14,500,938 shares issued and outstanding as of December 31, 2015 and 2016, and March 31, 2017; 0 shares issued or outstanding pro forma; aggregate liquidation preference of $195,317 as of December 31, 2015 and 2016, and March 31, 2017	194,869	194,869	194,869	—
STOCKHOLDERS' EQUITY (DEFICIT):
Class A common stock, par value of $0.0001 per share — 0 shares, 177,000,000 shares and 177,000,000 shares authorized as of December 31, 2015 and 2016, and March 31, 2017, respectively; 0 shares issued and outstanding as of December 31, 2015 and 2016, and March 31, 2017; 1,500,000,000 shares authorized, 42,687 shares issued and outstanding pro forma	—	—	—	—
Class B common stock, par value of $0.0001 per share — 175,000,000 shares authorized as of December 31, 2015 and 2016, and March 31, 2017; 66,565,002, 67,095,128 shares, and 67,156,678 shares issued and outstanding as of December 31, 2015 and 2016, and March 31, 2017, respectively; 175,000,000 shares authorized, 152,347,229 shares issued and outstanding pro forma	7	7	7	15
Class C common stock, par value of $0.0001 per share — 0 shares, 2,000,000 shares, and 2,000,000 shares authorized as of December 31, 2015 and 2016, and March 31, 2017, respectively; 0 shares, 0 shares, and 42,687 shares issued and outstanding as of December 31, 2015 and 2016, and March 31, 2017, respectively; 500,000,000 shares authorized, 0 shares issued and outstanding pro forma	—	—	—	—
Additional paid-in capital	1,727	5,147	6,860	201,721
Accumulated deficit	(83,668)	(138,554)	(190,748)	(190,748)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(81,934)	(133,400)	(183,881)	10,988

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)	$164,973	$273,407	$322,465	$322,465

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Operations

(In thousands, except share and per-share data)

	Year Ended December 31,			Three Months Ended March 31,
	2014	2015	2016	2016	2017

				(unaudited)	(unaudited)
Net revenue	$77,806	$340,803	$795,416	$172,098	$244,843
Operating expenses:
Cost of goods sold, excluding depreciation and amortization	72,223	263,271	532,682	112,523	168,531
Marketing	13,960	51,362	144,141	25,413	60,605
Product, technology, general, and administrative	21,811	70,151	165,179	29,690	63,210
Depreciation and amortization	611	2,917	8,217	1,485	4,180

Total operating expenses	108,605	387,701	850,219	169,111	296,526

Income (loss) from operations	(30,799)	(46,898)	(54,803)	2,987	(51,683)
Interest income (expense) and other income (expense), net	(4)	(6)	25	57	(470)

Income (loss) before income taxes	(30,803)	(46,904)	(54,778)	3,044	(52,153)
Provision for income taxes	—	(61)	(108)	(27)	(41)

Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,194)

Net income (loss) per share attributable to Class B and Class C common stockholders:
Basic	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)
Diluted	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)
Weighted-average shares used to compute net income (loss) per share attributable to Class B and Class C common stockholders:
Basic	34,841,852	51,137,406	65,425,609	61,973,247	67,090,001
Diluted	34,841,852	51,137,406	65,425,609	69,307,608	67,090,001
Pro forma net income (loss) per share attributable to Class B and Class C common stockholders (unaudited):
Basic			$(0.36)		$(0.34)
Diluted			$(0.36)		$(0.34)
Pro forma weighted-average shares used to compute net income (loss) per share attributable to Class B and Class C common stockholders (unaudited):
Basic			150,616,160		152,280,552
Diluted			150,616,160		152,280,552

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

				(unaudited)	(unaudited)
Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,194)
Other comprehensive income (loss):
Unrealized loss on investments	(10)	—	—	—	—
Reclassification of losses included in net income (loss), net of tax of $0	—	10	—	—	—

Comprehensive income (loss)	$(30,813)	$(46,955)	$(54,886)	$3,017	$(52,194)

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In	Treasury	Accumulated Other Comprehensive	Accumulated	Total Stockholders'

	Shares	Amount	Shares	Amount	Capital	Stock	Loss	Deficit	Equity (Deficit)

Balance — January 1, 2014	1,197,629	$7,913	67,634,550	$7	$3	$—	$—	$(4,000)	$(3,990)

Issuance of Series C convertible preferred stock, net of issuance costs of $0.2 million	3,001,448	49,824	—	—	—	—	—	—	—
Repurchase of common stock	—	—	(1,500,725)	—	—	(1,900)	—	—	(1,900)
Share-based compensation	—	—	—	—	565	—	—	—	565
Net loss	—	—	—	—	—	—	—	(30,803)	(30,803)
Unrealized loss on investments	—	—	—	—	—	—	(10)	—	(10)

Balance — December 31, 2014	4,199,077	$57,737	66,133,825	$7	$568	$(1,900)	$(10)	$(34,803)	$(36,138)

Issuance of Series D convertible preferred stock, net of issuance costs of $0.1 million	10,301,861	137,132	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	1,105	—	—	—	1,105
Issuance of common stock upon exercise of stock options	—	—	371,177	—	54	—	—	—	54
Issuance of restricted common stock	—	—	60,000	—	—	—	—	—	—
Retirement of treasury shares	—	—	—	—	—	1,900	—	(1,900)	—
Net loss	—	—	—	—	—	—	—	(46,965)	(46,965)
Reclassification of losses included in net loss	—	—	—	—	—	—	10	—	10

Balance — December 31, 2015	14,500,938	$194,869	66,565,002	$7	$1,727	$—	$—	$(83,668)	$(81,934)

Share-based compensation	—	—	—	—	3,018	—	—	—	3,018
Issuance of common stock upon exercise of stock options	—	—	530,126	—	402	—	—	—	402
Net loss	—	—	—	—	—	—	—	(54,886)	(54,886)

Balance — December 31, 2016	14,500,938	$194,869	67,095,128	$7	$5,147	$—	$—	$(138,554)	$(133,400)

Share-based compensation	—	—	—	—	1,262	—	—	—	1,262
Issuance of common stock upon exercise of stock options	—	—	61,550	—	78	—	—	—	78
Issuance of common stock upon acquisition	—	—	42,687	—	373	—	—	—	373
Net loss	—	—	—	—	—	—	—	(52,194)	(52,194)

Balance — March 31, 2017 (unaudited)	14,500,938	$194,869	67,199,365	$7	$6,860	$—	$—	$(190,748)	$(183,881)

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017

				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,194)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization of property and equipment	486	2,298	6,786	1,198	3,606
Amortization of capitalized software development costs	125	619	1,431	287	574
Loss on disposal of property and equipment	18	17	3	—	23
Changes in reserves and allowances	408	1,650	151	449	411
Share-based compensation	3,665	1,105	2,965	576	1,238
Investment premium amortization	19	69	—	—	—
Debt issuance cost amortization	—	—	62	—	44
Changes in operating assets and liabilities:
Accounts receivable	(169)	4	(130)	(420)	(139)
Inventories	(1,264)	(16,224)	(25,686)	(6,585)	(5,497)
Prepaid expenses and other current assets	(790)	(3,355)	(3,598)	1,833	523
Other receivables	(659)	(289)	(319)	(4)	(3,406)
Other noncurrent assets	(546)	211	(47)	66	22
Accounts payable	9,113	18,946	3,713	4,220	23,238
Accrued expenses and other current liabilities	1,211	10,965	26,821	2,609	10,727
Deferred revenue	1,446	3,967	18,026	(1,242)	(2,475)
Other noncurrent liabilities	881	586	1,163	(49)	4,266

Net cash from (used in) operating activities	(16,859)	(26,396)	(23,545)	5,955	(19,039)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized software development costs	(535)	(1,561)	(3,156)	(573)	(146)
Cash paid for acquisition	—	—	—	—	(1,177)
Decrease (increase) in restricted cash	—	—	(3,629)	(2,441)	—
Purchases of property and equipment	(3,702)	(10,380)	(59,671)	(2,729)	(54,940)
Proceeds from sale of property and equipment	—	5	—	—	—
Proceeds from maturities of investments	—	6,000	—	—	—
Purchases of short-term investments	(6,088)	—	—	—	—

Net cash used in investing activities	(10,325)	(5,936)	(66,456)	(5,743)	(56,263)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of Series D convertible preferred stock	—	137,132	—	—	—
Net proceeds from issuance of Series C convertible preferred stock	49,824	—	—	—	—
Net proceeds from issuance of Long-term debt	—	—	44,471	—	55,000
Net proceeds from issuance of Common stock	—	54	402	38	78
Repurchase of Common stock	(5,000)	—	—		—
Principal payments on capital lease obligations	(40)	(140)	(264)	(77)	(77)

Net cash provided by financing activities	44,784	137,046	44,609	(39)	55,001

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,600	104,714	(45,392)	173	(20,301)
CASH AND CASH EQUIVALENTS — Beginning of period	4,546	22,146	126,860	126,860	81,468

CASH AND CASH EQUIVALENTS — End of period	$22,146	$126,860	$81,468	$127,033	$61,167

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds	$—	$—	$355	$70	$—
Cash paid for interest	$14	$33	$96	$10	$283
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION:
Acquisition (disposal) of property and equipment financed under capital lease obligations	$262	$582	$256	$144	$(30)
Non-cash addition to property and equipment related to build-to-suit lease	$—	$—	$46,085	$883	$3,464
Purchases of property and equipment included in Accounts payable	$888	$432	$15,713	$28,170	$20,676

The accompanying notes are an integral part of these Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements

1. Organization and Description of Business

          When used in these notes, Blue Apron Holdings, Inc. and its subsidiaries are collectively referred to as the "Company."

          The Company creates original recipes, which are sent along with fresh, high-quality, seasonal ingredients, directly to customers for them to prepare, cook, and enjoy. The Company creates these cooking experiences around original recipes every week based on what's in-season with farming partners and other suppliers. Customers can choose which recipes they would like to receive in a given week, and the Company delivers those recipes to their doorsteps along with the pre-portioned ingredients required to cook those recipes.

          In addition to meals, the Company sells wine through Blue Apron Wine, a direct-to-consumer wine delivery service launched in September 2015. The Company also sells a curated selection of cooking tools, utensils, and pantry items through Blue Apron Market, an e-commerce marketplace launched in November 2014. In addition, in February 2017, the Company acquired BN Ranch, a premium supplier of sustainable beef, poultry and lamb.

          In connection with the Corporate Reorganization as discussed in Note 10, Blue Apron Holdings, Inc. was incorporated in Delaware in December 2016, and Blue Apron, Inc., the parent company prior to the Corporate Reorganization, converted into Blue Apron, LLC and became a direct, wholly-owned subsidiary of Blue Apron Holdings, Inc. The Company's headquarters are in New York, New York.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

          The accompanying Consolidated Financial Statements include the accounts of Blue Apron Holdings, Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company prepares its Consolidated Financial Statements and related disclosures in conformity with accounting principles generally accepted in the United States ("GAAP").

          Certain reclassifications were made to prior year amounts to conform to current year presentation.

Use of Estimates

          In preparing its Consolidated Financial Statements in accordance with GAAP, the Company is required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs, and expenses, and disclosure of contingent assets and liabilities which are reported in the Consolidated Financial Statements and accompanying disclosures. The accounting estimates that require the most difficult and subjective judgments include revenue recognition, inventory valuation, leases, recoverability of long-lived assets, the fair value of share-based awards, recoverability of net deferred tax assets and related valuation allowance, and the recognition and measurement of income tax uncertainties and other contingencies. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from the Company's estimates and assumptions.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Unaudited Interim Financial Statements

          The accompanying Consolidated Balance Sheets as of March 31, 2017, the Consolidated Statements of Operations, Consolidated Statements of Comprehensive Loss, and Consolidated Statements of Cash Flows for the three months ended March 31, 2016 and 2017, and the Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit) for the three months ended March 31, 2017 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited Consolidated Financial Statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the Company's financial position as of March 31, 2017 and results of operations and cash flows for the three months ended March 31, 2016 and 2017. The financial data and the other information disclosed in these notes to the Consolidated Financial Statements related to these three month periods are unaudited.

Unaudited Pro Forma Information

          Upon the completion of the Company's initial public offering ("IPO"), all outstanding convertible preferred stock and the outstanding aggregate principal amount of, and all accrued and unpaid interest on, the Company's outstanding convertible notes will each automatically convert into shares of the Company's Class B common stock. The unaudited pro forma Consolidated Balance Sheet data as of March 31, 2017 has been prepared assuming the automatic conversion of the convertible preferred stock outstanding into 85,190,551 shares of Class B common stock upon the completion of the IPO and the issuance in May 2017 of 42,687 shares of Class A common stock in exchange for an equal number of shares of Class C common stock. The unaudited pro forma net income (loss) per share for the year ended December 31, 2016 and the three months ended March 31, 2017 assumes the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 85,190,551 shares of Class B common stock upon the completion of the IPO and the issuance in May 2017 of 42,687 shares of Class A common stock in exchange for an equal number of shares of Class C common stock. The unaudited pro forma Consolidated Balance Sheet data as of March 31, 2017 and the unaudited pro forma net income (loss) per share for the year ended December 31, 2016 and the three months ended March 31, 2017 does not give effect to the automatic conversion of an aggregate principal amount of $64.6 million and all accrued and unpaid interest outstanding on the convertible notes issued in May 2017 and June 2017 into 7,023,201 shares of Class B common stock upon the closing of this offering, based on the initial public offering price of $10.00 per share.

          The Company believes that the unaudited pro forma net income (loss) loss per share disclosure provides material information to investors because the conversion of the convertible preferred stock into common stock is expected to occur upon the closing of the IPO and, therefore, that the disclosure of pro forma net income (loss) per share provides a measure of net income (loss) per share that is comparable to what will be reported as a public company.

Cash and Cash Equivalents

          All highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents. Cash and cash equivalents are stated at cost plus accrued interest and consist of cash on hand, money market accounts, and amounts held by

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

third-party financial institutions for credit and debit card transactions. Cash as of December 31, 2015 and 2016 and March 31, 2017 was $28.8 million, $13.2 million and $24.5 million, respectively. Cash equivalents as of December 31, 2015 and 2016 and March 31, 2017 were $98.1 million, $68.3 million and $36.7 million, respectively, and consist of qualifying money market accounts and amounts due from third-party institutions. Amounts due from third-party institutions generally settle within three business days and were $0.0 million, $9.9 million, and $8.3 million as of December 31, 2015 and 2016 and March 31, 2017, respectively.

Accounts Receivable

          Accounts receivable primarily represent amounts due from third parties that market the Company's products. Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, are unsecured, and do not bear interest. The allowance for doubtful accounts is zero at December 31, 2015 and 2016 and March 31, 2017.

Other Receivables

          Other receivables primarily include amounts due from the landlords of the Company's leased fulfillment centers for tenant improvement allowances. Other receivables are recorded at their carrying amounts, are unsecured, and do not bear interest.

Certain Risks and Concentrations

          Financial instruments that subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, and restricted cash. All of the Company's cash, cash equivalents, and restricted cash are held at financial institutions in the United States that management believes to be of high credit quality. Deposits held in the United States with these financial institutions exceed federally insured limits.

          The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating.

          No individual customer accounted for 10% or more of the Company's total Net revenue for the years ended December 31, 2014, 2015 and 2016 or the three months ended March 31, 2016 and 2017. There are no significant concentration risks within the Company's Accounts receivable as of December 31, 2015 and 2016 and March 31, 2017.

          For the year ended December 31, 2014, an individual shipping carrier accounted for 14% of the Company's total Cost of goods sold, excluding depreciation and amortization. No individual supplier accounted for 10% or more of the Company's total Cost of goods sold, excluding depreciation and amortization for the years ended December 31, 2015 or 2016 or the three months ended March 31, 2016. For the three months ended March 31, 2017, an individual shipping carrier accounted for 12% of the Company's total Cost of goods sold, excluding depreciation and amortization. No individual supplier accounted for 10% or more of total Accounts payable as of December 31, 2015 and 2016 and March 31, 2017.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Inventories, Net

          Inventories, net consist primarily of bulk and prepped food, products available for resale, packaging, and containers which are stated at the lower of cost or market. Inventory costs consist of product costs, inbound shipping and handling costs, and applicable direct labor costs. Inventories are valued on a first in, first out cost basis. The Company records an inventory valuation reserve when applicable based on currently available information about the likely method of disposition, such as through sales to individual customers, donations, or liquidations and expected recoverable values of each inventory category.

Leases

          The Company categorizes lease agreements at their inception as either operating or capital leases. For operating leases, the Company recognizes rent expense on a straight-line basis over the term of the lease. For capital leases, the Company records a leased asset with a corresponding liability. Payments are recorded as reductions to the liability with an interest charge recorded based on the remaining liability.

          The Company reviews leases for which it is involved in construction to determine if it is considered to be the owner for accounting purposes during the construction period. If the Company is determined to be the owner for accounting purposes, the Company follows build-to-suit accounting and capitalizes the fair value of the building and direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period, the Company assesses whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, the Company will continue to be considered the owner of the building for accounting purposes.

Property and Equipment, Net

          Property and equipment, net, including leasehold improvements, are stated at cost and are depreciated using a straight-line method over the estimated useful lives of the related assets. The estimated useful lives are as follows:

Computer equipment	2 - 3 years
Capitalized software	2 years
Fulfillment equipment	5 - 7 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of expected useful life or lease term

Capitalized Software Development Costs

          The Company capitalizes qualifying internally-developed software development costs that are incurred during the application development stage so long as management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Capitalized costs are amortized on a straight-line basis over their expected useful lives which is approximately two years. Costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized over the

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

estimated useful life of the enhancement. Costs related to preliminary project activities and post-implementation operation activities, including training and maintenance, are expensed as incurred. Capitalized software development costs net of accumulated amortization are included as a component of Property and equipment, net in the accompanying Consolidated Balance Sheets.

Recoverability of Long-Lived Assets

          Long-lived assets consist of the Company's property, equipment, and capitalized software development costs. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. These factors may include a significant deterioration of operating results, changes in business plans, or changes in anticipated cash flows. Recoverability is measured by comparing the carrying amount of an asset group to future undiscounted net cash flows expected to be generated. If future undiscounted cash flows are less than the carrying value, an impairment is recognized in earnings to the extent that the carrying value exceeds fair value. For the years ended December 31, 2014, 2015, and 2016, and the three months ended March 31, 2016 and 2017, no impairment of long-lived assets was indicated.

Fair Value Measurement of Financial Instruments

          The fair value of financial instruments is determined based on assumptions that market participants would use when pricing an asset or liability at the balance sheet date. Certain assets are categorized based on the following fair value hierarchy of market participant assumptions:

  •
  Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

  •
  Level 2 — Inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

  •
  Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value of the asset or liability and supported by little or no market activity.

          The Company uses observable market data when available, and minimizes the use of unobservable inputs when determining fair value.

          Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at carrying amounts as reported in the Consolidated Financial Statements, which approximates fair value due to their short-term nature. The fair value of the long-term debt approximates its carrying value based on the variable nature of interest rates and current market rates available to the Company.

Revenue Recognition

          The Company recognizes revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectibility is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer. The Company also defers revenue from the sale of gift cards and prepaid orders until all

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

criteria for revenue recognition are met. Net revenue is reduced for actual and estimated customer credits and refunds expected to be issued. For the years ended December 31, 2014, 2015, and 2016, credits and refunds represented 4.8%, 4.4%, and 3.3% of Net revenue, respectively.

          The Company periodically enters into agreements with third parties to market the Company's products. The Company records revenue from such arrangements at the gross amount as the Company is the primary obligor with the customer, provides primary customer service for such products sold on its website, has latitude in establishing price and selecting such products sold on its website, and maintains inventory risk. Payments received in advance under these agreements are recorded as deferred revenue until all criteria for revenue recognition are met.

Cost of Goods Sold, Excluding Depreciation and Amortization

          Cost of goods sold, excluding depreciation and amortization consists of product and fulfillment costs. Product costs include the cost of food, packaging for food that is portioned prior to delivery to customers, labor and related personnel costs incurred to portion food for the Company's meals, inbound shipping costs, and cost of products sold through Blue Apron Wine, Blue Apron Market, and BN Ranch. Fulfillment costs consist of costs incurred in the shipping and handling of inventory including the shipping costs to the Company's customers, labor and related personnel costs related to receiving, inspecting, warehousing, picking inventory, and preparing customer orders for shipment, and the cost of packaging materials and shipping supplies.

Advertising Costs

          Advertising costs are charged to Marketing expense in the accompanying Consolidated Statements of Operations. Advertising costs were $5.9 million, $31.1 million, $103.4 million, $16.5 million, and $50.0 million for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, respectively. The Company recognizes advertising costs the first time the advertising takes place. Deferred advertising, marketing, and promotional costs, which principally relate to advertisements that have not yet been exhibited or services that have not yet been received, were $0.2 million, $0.3 million, $3.9 million, and $0.6 million for the years ended December 31, 2014, 2015, and 2016, and the three months ended March 31, 2017, respectively, and are recorded within prepaid expenses and other current assets in the accompanying Consolidated Balance Sheets.

Product, Technology, General, and Administrative

          Product, technology, general, and administrative expenses consist of costs related to the development of the Company's products and technology, general and administrative expenses, and overhead expenses, which include: payroll and related expenses for employees involved in the application, production, and maintenance of the Company's platform and other technology infrastructure costs; payroll and related expenses for employees performing corporate and other managerial functions; facilities costs such as occupancy and rent costs for the Company's corporate offices and fulfillment centers; and payment processing fees, professional fees, and other general corporate and administrative costs.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Share-Based Compensation

          The Company recognizes share-based compensation for share-based awards, including stock options, based on the estimated fair value of the awards, net of estimated forfeitures. The Company estimates the fair value of stock options on the grant date generally using the Black-Scholes option-pricing model and recognizes the related share-based compensation on a straight-line basis over the period in which the employee is required to provide services, generally up to four years. For stock repurchases, the Company recognizes any excess of the repurchase price over the fair value of the instruments repurchased as additional share-based compensation.

Interest and Other Income and Expense

          Interest and other income and expense consists primarily of interest expense associated with the Company's revolving credit facility and capital lease financings, offset by interest income from cash and short-term investment balances.

Income Taxes

          The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Management makes an assessment of the likelihood that the resulting deferred tax assets will be realized. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In evaluating the ability to recover deferred tax assets in the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In evaluating the objective evidence that historical results provide, the Company considers three years of cumulative operating income (loss). Based on the Company's historical operating losses, the Company has recorded a full valuation allowance against its federal and state net operating loss carryforwards.

          The Company recognizes uncertain income tax positions at the largest amount that is more likely than not to be sustained upon audit in accordance with ASC 740, Income Taxes. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Changes in recognition or measurement are reflected in the period in which judgment occurs. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of provision for income taxes.

Segments

          Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Emerging Growth Company Status

          The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups (JOBS) Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." The Company may take advantage of these exemptions until the Company is no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company has elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates. The Company may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of an offering or such earlier time that it is no longer an emerging growth company. The Company would cease to be an emerging growth company if it has more than $1.07 billion in annual revenue, has more than $700.0 million in market value of its stock held by non-affiliates (and it has been a public company for at least 12 months, and has filed one annual report on Form 10-K), or it issues more than $1.0 billion of non-convertible debt securities over a three-year period.

Recently Issued Accounting Pronouncements

          In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 affects any entity that enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. The new guidance will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. The new standard also includes enhanced disclosures which are significantly more comprehensive than those in existing revenue standards. In March 2016, the FASB issued ASU No. 2016-08, "Revenue from Contracts with Customers (Principal versus Agent Considerations)," to clarify the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, "Revenue from Contracts with Customers (Identifying Performance Obligations and Licensing)," to clarify the implementation guidance on identifying performance obligations and licensing. In May 2016, the FASB issued ASU No. 2016-12, "Revenue from Contracts with Customers (Narrow-Scope Improvements and Practical Expedients)," to clarify the implementation guidance on assessing collectibility, presentation of sales taxes, noncash consideration and completed contracts, and contract modifications at transition. In December 2016, the FASB issued ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606, (Revenue from Contracts with Customers)," to clarify the guidance or to correct unintended application of guidance. For non-public entities, the guidance is effective for annual periods beginning after December 15, 2018. Non-public entities are permitted to adopt the standard as early as annual reporting periods beginning after December 15, 2016 and interim periods therein. The Company is evaluating the impact this new guidance may have on its Consolidated Financial Statements.

          In August 2014, the FASB issued Accounting Standards Update No. 2014-15 ("ASU 2014-15"), Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 provides

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the Consolidated Financial Statements are issued. For non-public entities, the amendments in ASU 2014-15 are effective for annual periods ending after December 15, 2016, with early adoption permitted. The adoption of ASU 2014-15 did not have an impact on the Company's Consolidated Financial Statements.

          In April 2015, the FASB issued Accounting Standards Update No. 2015-05 ("ASU 2015-05"), Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement. ASU 2015-05 provides guidance for the accounting of cloud computing arrangements including whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, then the customer should account for the arrangement as a service contract. For non-public entities, the amendments in ASU 2015-05 are effective for annual periods beginning after December 15, 2015 and will be adopted on a prospective basis. The adoption of this guidance did not have a material impact on the Company's Consolidated Financial Statements.

          In July 2015, the FASB issued Accounting Standards Update No. 2015-11 ("ASU 2015-11"), Inventory (Topic 330): Simplifying the Measurement of Inventory. ASU 2015-11 requires inventory to be measured at the lower of cost and net realizable value, and defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. For non-public entities, the amendments in ASU 2015-11 are effective for annual periods beginning after December 15, 2016, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

          In February 2016, the FASB issued its final standard on lease accounting, Accounting Standards Update No. 2016-02 ("ASU 2016-02"), Leases (Topic 842), which supersedes Topic 840, Leases. The new accounting standard requires the recognition of right-of-use assets and lease liabilities for all long-term leases, including operating leases, on the balance sheet. The new standard also provides additional guidance on the measurement of the right-of-use assets and lease liabilities and will require enhanced disclosures about the Company's leasing arrangements. For non-public entities, the new standard is effective for annual periods beginning after December 15, 2019, with early adoption permitted. The Company is evaluating the impact this new guidance may have on its Consolidated Financial Statements.

          In March 2016, the FASB issued Accounting Standards Update No. 2016-09 ("ASU 2016-09"), Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public entities. For non-public entities, the amendments in ASU 2016-09 are effective for annual periods beginning after December 15, 2017, with early

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

adoption permitted. The Company is evaluating the impact this new guidance may have on its Consolidated Financial Statements.

          In November 2016, the FASB issued Accounting Standards Update No. 2016-18 ("ASU 2016-18"), Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The standard is intended to eliminate diversity in practice in the treatment of restricted cash in the statement of cash flows and requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. For non-public entities, the amendments in ASU 2016-18 are effective for annual periods beginning after December 15, 2018, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Financial Statements.

3. Inventories, Net

          Inventories, net consist of the following:

	December 31,		March 31,
	2015	2016	2017

	(In thousands)
			(unaudited)
Fulfillment	$5,063	$5,758	$7,476
Product	12,413	37,129	42,518

Inventories, net	$17,476	$42,887	$49,994

          Product inventory primarily consists of bulk and prepped food, containers, and products available for resale. Fulfillment inventory consists of packaging used for shipping and handling. Product and fulfillment inventories are recognized as components of Cost of goods sold, excluding depreciation and amortization in the accompanying Consolidated Statements of Operations when sold.

4. Prepaid Expenses and Other Current Assets

          Prepaid expenses and other current assets consist of the following:

	December 31,		March 31,

	2015	2016	2017

	(In thousands)
			(unaudited)
Deposits	$2,228	$1,122	$1,528
Prepaid marketing	255	3,940	590
Prepaid rent	492	1,430	460
Other current assets	1,054	1,775	5,084

Prepaid expenses and other current assets	$4,029	$8,267	$7,662

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

5. Property and Equipment, Net

          Property and equipment, net consists of the following:

	December 31,		March 31,

	2015	2016	2017

	(In thousands)
			(unaudited)
Computer equipment	$2,138	$6,468	$8,827
Capitalized software	2,258	5,448	5,605
Fulfillment equipment	4,863	12,525	20,788
Furniture and fixtures	680	1,491	1,649
Leasehold improvements	7,939	23,660	25,139
Construction in process(1)	307	93,092	144,106

Property and equipment, gross	18,185	142,684	206,114
Less: accumulated depreciation and amortization	(3,552)	(11,723)	(15,819)

Property and equipment, net	$14,633	$130,961	$190,295

(1)
Construction in process includes all costs capitalized related to projects that have not yet been placed in service. Included in construction in process are buildings related to build-to-suit lease arrangements where the Company is considered the owner for accounting purposes. As of December 31, 2015 and 2016 and March 31, 2017, the fair value of buildings under construction was $0.0 million, $45.0 million, and $48.1 million, respectively, based on the percentage completed. Construction costs incurred directly by the Company relating to these arrangements within the construction in process balance were $37.6 million and $80.6 million as of December 31, 2016 and March 31, 2017, respectively.

          Depreciation and amortization related to the Company's Property and equipment, net for the years ended December 31, 2014, 2015, and 2016, and for the three months ended March 31, 2016 and 2017, was $0.6 million, $2.9 million, $8.2 million, $1.5 million, and $4.2 million, respectively.

          The Company capitalizes the cost of interest for construction projects based on the applicable capitalization rate for the project. Capitalized interest was $0.0 million, $1.9 million and $2.8 million as of December 31, 2015 and 2016 and March 31, 2017, respectively.

          As of December 31, 2015 and 2016 and March 31, 2017 total equipment financed under capital leases was $1.0 million, $1.2 million and $1.1 million, respectively, with related accumulated depreciation of $0.1 million, $0.4 million, and $0.3 million, respectively. For the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, depreciation expense related to total property and equipment under capital leases was $0.0 million, $0.1 million, $0.3 million, $0.0 million, and $0.0 million, respectively.

          For the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, the Company capitalized software development costs of $0.6 million, $1.6 million, $3.2 million, $0.6 million, and $0.2 million, including share-based compensation of $0.0 million, $0.0 million, $0.1 million, $0.0 million, and $0.0 million, respectively. As of December 31, 2015 and 2016 and March 31, 2017, the net book value of capitalized software development costs was $1.5 million, $3.3 million, and $2.9 million, respectively. Amortization expense for capitalized software development costs recognized in Depreciation and amortization in the accompanying Consolidated Statements of Operations for the years ended December 31, 2014,

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

5. Property and Equipment, Net (Continued)

2015, and 2016 and the three months ended March 31, 2016 and 2017 was $0.1 million, $0.6 million, $1.4 million, $0.3 million, and $0.6 million, respectively.

6. Accrued Expenses and Other Current Liabilities

          Accrued expenses and other current liabilities consist of the following:

	December 31,		March 31,

	2015	2016	2017

	(In thousands)
			(unaudited)
Accrued compensation	$5,074	$11,069	$10,327
Accrued product expenses	1,273	10,965	7,356
Accrued marketing expenses	1,432	5,424	14,148
Accrued shipping expenses	1,296	4,930	6,722
Accrued customer credits and refunds	1,359	1,235	1,736
Other current liabilities	3,788	7,288	11,743

Accrued expenses and other current liabilities	$14,222	$40,911	$52,032

7. Deferred Revenue

          Deferred revenue consists of the following:

	December 31,		March 31,

	2015	2016	2017

	(In thousands)
			(unaudited)
Cash received prior to fulfillment	$3	$10,107	$11,379
Gift cards, prepaid orders, and other	6,249	14,171	10,424

Deferred revenue	$6,252	$24,278	$21,803

8. Long-term Debt

Revolving Credit Facility

          On August 26, 2016, the Company entered into a revolving credit and guaranty agreement (the "revolving credit facility"). The revolving credit facility matures in August 2019 and advances under it are secured by certain of the Company's tangible and intangible assets. Absent any default, the revolving credit facility can be terminated at the Company's discretion. The maximum amount available to borrow under the revolving credit facility is $150.0 million. As of December 31, 2016, the Company had $45.0 million in outstanding borrowings and $0.3 million in issued letters of credit under the revolving credit facility. The remaining amount available to borrow as of

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

8. Long-term Debt (Continued)

December 31, 2016 was $104.7 million. As of March 31, 2017, the Company had $100.0 million in outstanding borrowings and $0.3 million in issued letters of credit under the revolving credit facility. The remaining amount available to borrow as of March 31, 2017 was $49.7 million. The Company incurred and capitalized $0.5 million in deferred financing costs in Long-term debt in connection with the revolving credit facility. As of December 31, 2015 and 2016 and March 31, 2017, outstanding borrowings in Long-term debt consisted of the following:

	Weighted Average Interest Rate

	December 31	March 31		December 31,		March 31,

	2016	2017	Maturity Date	2015	2016	2017

				(In thousands)
		(unaudited)				(unaudited)
Revolving credit facility	2.84%	2.94%	2019	$—	$45,000	$100,000

          Borrowings under the revolving credit facility bear interest, at the Company's option, at (1) a base rate based on the highest of prime rate, the federal funds rate plus 0.50% and an adjusted LIBOR rate for a one-month interest period plus 1.00%, plus in each case a margin ranging from 0.50% to 1.00% (the "base rate") or (2) an adjusted LIBOR rate plus a margin ranging from 1.50% to 2.00%, based on the Company's total leverage ratio for the preceding four fiscal quarters and the Company's status as a public or non-public company (the "adjusted LIBOR rate"). During the year ended December 31, 2016, the Company borrowed $40.0 million under the revolving credit facility utilizing the adjusted LIBOR rate and $5.0 million utilizing the base rate. During the three months ended March 31, 2017, the Company borrowed $55.0 million under the revolving credit facility utilizing the adjusted LIBOR rate. The Company is also obligated under the revolving credit facility to pay customary fees, including an unused commitment fee on undrawn amounts of 0.15%. The unused commitment fees were $0.1 million and $0.0 million for the year ended December 31, 2016 and the three months ended March 31, 2017, respectively.

          The obligations under the revolving credit facility are guaranteed by each of the guarantors as defined in the credit agreement. The revolving credit facility contains certain restrictive covenants, including limitations on the incurrence of indebtedness and liens, restrictions on affiliate transactions, restrictions on the sale or other disposition of collateral, and limitations on dividends and stock repurchases. As of December 31, 2016 and March 31, 2017, the Company was in compliance with all of the covenants under the revolving credit facility.

Facility Financing Obligation

          Through December 31, 2016 and March 31, 2017, the Company has recorded a facility financing obligation of $49.8 million and $53.3 million, respectively, related to leased fulfillment centers in New Jersey and California under the build-to-suit accounting guidance. See Note 9 for further discussion.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

9. Commitments and Contingencies

Lease and Other Commitments

          The Company leases fulfillment centers and office space under non-cancelable operating lease arrangements that expire on various dates through 2027. These arrangements require the Company to pay certain operating expenses, such as taxes, repairs, and insurance, and contain renewal and escalation clauses. The Company recognizes rent expense under these arrangements on a straight-line basis over the term of the lease. As of December 31, 2015 and 2016 and March 31, 2017, deferred rent amounted to $1.1 million, $2.4 million, and $6.7 million, respectively, and is included in Other noncurrent liabilities in the accompanying Consolidated Balance Sheets.

          In addition, the Company leases certain equipment under capital lease arrangements that expire at various dates through 2020.

          In March 2016, the Company signed a lease for a new fulfillment center in New Jersey and in August 2016 the Company signed a lease for a new fulfillment center in California, which expire in 2026 and 2027, respectively. As a result of the nature of the Company's involvement in the construction of these leased fulfillment centers, the Company is considered to be the owner for accounting purposes. The Company follows build-to-suit accounting for these arrangements and capitalizes the fair value of the buildings and direct construction costs incurred along with a corresponding facility financing liability. At the end of the construction period, the Company assesses whether these arrangements qualify for sales recognition under sale-leaseback accounting guidance. If upon completion of construction, the arrangement does not meet the sale-leaseback criteria, the Company will continue to be considered the owner of the buildings for accounting purposes.

          As of December 31, 2016, the aggregate future non-cancelable minimum lease payments consist of the following:

Years Ended December 31:	Capital Leases	Build-to-Suit Leases	Operating Leases

	(In thousands)
2017	$276	$2,693	$9,945
2018	255	4,782	9,687
2019	153	4,902	6,304
2020	85	5,025	5,246
2021	13	5,152	5,183
Thereafter	—	29,269	18,765

	$782	$51,823	$55,130

Less: amount representing interest and taxes	(82)

Lease obligations net of interest and taxes	700

Less: current portion of capital lease obligations	(266)

Noncurrent portion of capital lease obligations	$434

          Rent expense was $2.0 million, $3.8 million, $10.0 million, $1.4 million, and $3.4 million for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, respectively, and is recognized in Product, technology, general, and administrative expenses in the accompanying Consolidated Statements of Operations.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

9. Commitments and Contingencies (Continued)

          As of December 31, 2015 and 2016 and March 31, 2017, the current portion of the Company's capital lease obligations is a component of other current liabilities on the Consolidated Balance Sheet and the noncurrent portion of the Company's capital lease obligations is a component of Other noncurrent liabilities on the Consolidated Balance Sheets.

          In May 2017, the Company commenced a non-cancellable purchase commitment with a food supplier. Based on minimum purchase quantities and expected pricing, the minimum purchase obligation is estimated to be approximately $42.5 million through 2020. Total anticipated purchases under the contract may be higher than the minimum non-cancellable commitment.

Letters of Credit

          As of December 31, 2015 and 2016 and March 31, 2017, the Company had $0.7 million, $4.4 million and $4.6 million, respectively, in letters of credit issued. The letters of credit serve as security primarily for fulfillment centers and office space leases entered into by the Company. As of December 31, 2015 and 2016 and March 31, 2017, the letters of credit were collateralized by current restricted cash of $0.1 million, $0.1 million and $0.0 million, and by noncurrent restricted cash of $0.3 million, $4.0 million and $4.0 million, respectively. As of December 31, 2015 and 2016 and March 31, 2017, the beneficiaries of the letters of credit had not drawn upon any of the letters of credit.

Legal Proceedings

          From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is it aware of any pending or threatened litigation that, in the opinion of the management of the Company, would have a material adverse effect on its business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

10. Common Stock

          Blue Apron Holdings, Inc., was incorporated in Delaware in December 2016 to enable Blue Apron, Inc. to implement a holding company organizational structure, effected by a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, as described below. The Company refers to this transaction as its "Corporate Reorganization."

          Immediately prior to the Corporate Reorganization, Blue Apron Holdings, Inc. was a direct, wholly-owned subsidiary of Blue Apron, Inc., and Blue Apron Merger Sub, Inc., a Delaware corporation, which is referred to as "Merger Sub", was a direct, wholly-owned subsidiary of Blue Apron Holdings, Inc. Both Blue Apron Holdings, Inc. and Merger Sub were organized for the sole purpose of implementing the Corporate Reorganization. In December 2016, Merger Sub merged with and into Blue Apron, Inc., with Blue Apron, Inc. continuing as the surviving corporation. Each issued and outstanding share of common stock of Blue Apron, Inc. was converted into one share of common stock of Blue Apron Holdings, Inc. and each issued and outstanding share of preferred stock of Blue Apron, Inc. was converted into one share of preferred stock of Blue Apron Holdings, Inc. The separate corporate existence of Merger Sub ceased and all of the issued and outstanding shares of Blue Apron Holdings, Inc. owned by Blue Apron, Inc. were automatically canceled and retired. As a result of the Corporate Reorganization, each stockholder of Blue

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

10. Common Stock (Continued)

Apron, Inc. became a stockholder of Blue Apron Holdings, Inc., holding the same proportional equity interests as immediately prior to the Corporate Reorganization, and Blue Apron, Inc. became a direct, wholly-owned subsidiary of Blue Apron Holdings, Inc. The certificate of incorporation and bylaws of Blue Apron Holdings, Inc. were amended and restated in order to be identical to those of Blue Apron, Inc. prior to the Corporate Reorganization, and the initial directors and executive officers of Blue Apron Holdings, Inc. were the same individuals who were directors and executive officers of Blue Apron, Inc. immediately prior to the Corporate Reorganization. In December 2016, immediately after the merger, Blue Apron, Inc. converted into Blue Apron, LLC, a Delaware limited liability company.

          In connection with the Corporate Reorganization, Blue Apron Holdings, Inc. assumed the 2012 Equity Incentive Plan, as previously amended, and then amended and restated the plan in its entirety. The Company refers to the Restated Blue Apron, Inc. 2012 Equity Incentive Plan, as so amended and restated, as the Blue Apron Holdings, Inc. 2012 Equity Incentive Plan, or the 2012 Equity Incentive Plan. Blue Apron Holdings, Inc. also assumed Blue Apron, LLC's obligations under the various investor agreements that had been entered into in connection with the Series D preferred stock financing of Blue Apron, Inc. in May 2015. The other liabilities of Blue Apron, LLC, including under its revolving credit facility, were not assumed by Blue Apron Holdings, Inc. in the Corporate Reorganization and therefore continue to be obligations of Blue Apron, LLC, and the assets of Blue Apron, LLC were not transferred to Blue Apron Holdings, Inc. and continue to be assets of Blue Apron, LLC.

          In connection with the Corporate Reorganization, the Company also implemented a tri-class capital structure consisting of two classes of voting common stock, Class A common stock and Class B common stock, and one class of non-voting stock, Class C capital stock ("Class C common stock"). To implement the tri-class capital structure, all then-outstanding shares of common stock, having one vote per share, were reclassified into shares of Class B common stock, having ten votes per share, and all then-outstanding securities convertible or exercisable for common stock became convertible or exercisable for Class B common stock. Class A common stock will be entitled to one vote per share. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value and whether voluntary or involuntary or by operation of law, except for certain exceptions and permitted transfers, or other events as described in the Company's restated certificate of incorporation.

          In July 2013, the Company effected a forward split of the Company's common stock at a 10-to-1 ratio (the "2013 Stock Split"). In October 2014, the board of directors and stockholders approved the amendment and restatement of the Company's certificate of incorporation to effect a forward split of the Company's common stock at a 5-to-1 ratio (the "2015 Stock Split"). The 2015 Stock Split became effective on February 11, 2015, upon the filing of the Company's amended and restated certificate of incorporation with the State of Delaware. The par value of the common and convertible preferred stock and the authorized, issued, and outstanding shares of the convertible preferred stock were not adjusted as a result of the 2013 Stock Split and the 2015 Stock Split. All issued and outstanding shares of common stock and options to purchase common stock and per share amounts contained in the Consolidated Financial Statements have been retroactively adjusted to reflect the Corporate Reorganization, 2013 Stock Split, and 2015 Stock Split for all periods presented.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

10. Common Stock (Continued)

          The Company is required to reserve and keep available out of its authorized but unissued shares of common stock a number of shares sufficient to effect the conversion of all outstanding shares of convertible preferred stock, plus options granted and available for grant under the 2012 Equity Incentive Plan. Shares of Class B common stock, on an as-converted basis, are reserved for future issuance as follows:

	December 31,		March 31

	2015	2016	2017

			(unaudited)
Conversion of authorized Series A convertible preferred stock	37,120,450	37,120,450	37,120,450
Conversion of authorized Series B convertible preferred stock	22,761,000	22,761,000	22,761,000
Conversion of authorized Series C convertible preferred stock	15,007,240	15,007,240	15,007,240
Conversion of authorized Series D convertible preferred stock	13,172,325	13,172,325	13,172,325
Outstanding Class B common stock, stock options, and restricted stock granted under equity incentive plan	10,486,217	15,041,498	16,350,778
Shares reserved for future option grants and restricted stock grants under equity incentive plan	3,044,963	2,689,682	1,380,402

Total Class B common stock reserved for issuance	101,592,195	105,792,195	105,792,195

11. Convertible Preferred Stock

          In connection with the Corporate Reorganization as discussed in Note 10, each issued and outstanding share of preferred stock of Blue Apron, Inc. was converted into one share of preferred stock of Blue Apron Holdings, Inc. Blue Apron Holdings, Inc. also assumed Blue Apron, LLC's obligations under the various investor agreements that had been entered into in connection with the Series D preferred stock financing of Blue Apron, Inc. in 2015.

          In April 2014, the Company issued 3,001,448 shares of its Series C convertible preferred stock at a price of $16.6586 per share for cash proceeds of approximately $49.8 million, net of issuance costs of $0.2 million.

          In May 2015, the Company issued 10,137,398 shares of its Series D convertible preferred stock at a price of $13.3269 per share for cash proceeds of $135.0 million, net of issuance costs of $0.1 million. In July 2015, the Company issued 164,463 shares of its Series D convertible preferred stock at a price of $13.3269 per share for cash proceeds of $2.2 million, net of issuance costs of $0.0 million.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

11. Convertible Preferred Stock (Continued)

          The following tables summarize the Company's authorized, issued and outstanding convertible preferred stock:

		December 31, 2015

Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Liquidation Price Per Share	Aggregate Liquidation Preference	Conversion Price Per Share

	(In thousands, except share and per-share data)
Series A	742,409	742,409	$2,974	$4.0751	$3,025	$0.0815
Series B	455,220	455,220	4,939	10.9837	5,000	0.2197
Series C	3,001,448	3,001,448	49,824	16.6586	50,000	3.3317
Series D	13,172,325	10,301,861	137,132	13.3269	137,292	13.3269

Convertible preferred stock	17,371,402	14,500,938	$194,869		$195,317

		December 31, 2016

Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Liquidation Price Per Share	Aggregate Liquidation Preference	Conversion Price Per Share

	(In thousands, except share and per-share data)
Series A	742,409	742,409	$2,974	$4.0751	$3,025	$0.0815
Series B	455,220	455,220	4,939	10.9837	5,000	0.2197
Series C	3,001,448	3,001,448	49,824	16.6586	50,000	3.3317
Series D	13,172,325	10,301,861	137,132	13.3269	137,292	13.3269

Convertible preferred stock	17,371,402	14,500,938	$194,869		$195,317

		March 31, 2017 (unaudited)

Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Proceeds	Liquidation Price Per Share	Aggregate Liquidation Preference	Conversion Price Per Share

	(In thousands, except share and per-share data)
Series A	742,409	742,409	$2,974	$4.0751	$3,025	$0.0815
Series B	455,220	455,220	4,939	10.9837	5,000	0.2197
Series C	3,001,448	3,001,448	49,824	16.6586	50,000	3.3317
Series D	13,172,325	10,301,861	137,132	13.3269	137,292	13.3269

Convertible preferred stock	17,371,402	14,500,938	$194,869		$195,317

          The Company recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs. The Company classifies its convertible preferred stock outside of stockholders' equity (deficit) because, in the event certain circumstances were to occur in connection with certain liquidation events, the shares would become redeemable at the option of the holders. The Company did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made if and when it becomes probable that such a liquidation event will occur.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

11. Convertible Preferred Stock (Continued)

          The holders of the Company's preferred stock have various rights, preferences, and privileges as follows:

Conversion Rights

          Each share of the Company's Series A convertible preferred stock ("Series A"), Series B convertible preferred stock ("Series B"), Series C convertible preferred stock ("Series C"), and Series D convertible preferred stock ("Series D") is convertible, at the option of the holder, at any time and without the payment of additional consideration, into Class B common stock determined by dividing the original issue price by the applicable conversion price, as described below. The original issue price per share is $4.0751 for the Series A, $10.9837 for the Series B, $16.6586 for the Series C, and $13.3269 for the Series D (in each case, as adjusted for certain recapitalizations, splits, combinations, common stock dividends, or similar events). At December 31, 2016 and March 31, 2017, the conversion prices per share are $0.081502 for the Series A, $0.219674 for the Series B, $3.33172 for the Series C, and $13.3269 for the Series D. As of December 31, 2016 and March 31, 2017, at the current conversion ratio, the Series A will convert on a 50-for-1 basis into Class B common stock, the Series B will convert on a 50-for-1 basis into Class B common stock, the Series C will convert on a 5-for-1 basis into Class B common stock, and the Series D will convert on a 1-for-1 basis into Class B common stock. The conversion price per share for the preferred stock shall be adjusted for certain recapitalizations, splits, combinations, dividends, or similar events, as discussed below.

          All of the Company's shares of convertible preferred stock will automatically convert into Class B common stock at the respective conversion price effective immediately prior to the earlier of: (a) the closing of an initial underwritten public offering of the Company's common stock resulting in at least $50.0 million of gross proceeds to the Company and the listing of its common stock on an internationally recognized stock exchange, and (b) a date specified by vote or written consent of the holders of the majority of the Company's then outstanding shares of convertible preferred stock (voting together as a single class on an as-converted to common stock basis), provided, however, that the conversion of the Series C and Series D shall also require the consent of the holders of a majority of the shares of the Series C and Series D, respectively.

Conversion Price Adjustments

          The conversion price per share of the Series A, Series B, Series C, and Series D will be reduced if the Company issues additional stock or rights to acquire stock (subject to certain limitations) without consideration or for consideration per share less than the Series A, Series B, Series C, and Series D conversion price in effect for that series.

Voting Rights

          Each share of Class B common stock is entitled to ten votes. Each holder of preferred stock is entitled to ten votes for each whole share of Class B common stock into which the shares of preferred stock held by such holder are convertible. The holders of the Series B, voting exclusively and as a separate class, have the right to elect one director. The holders of the Series C, voting exclusively and as a separate class, have the right to elect one director. The holders of the Class B common stock, voting exclusively and as a separate class, have the right to elect four directors. The board of directors, by majority vote, has the right to elect the one remaining director.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

11. Convertible Preferred Stock (Continued)

Liquidation Rights

          In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, including a Deemed Liquidation Event (as defined below), the holders of the Series D then outstanding shall be entitled to be paid out of the assets available for distribution to the Company's stockholders, before any payment shall be made to the holders of Series A, Series B, Series C, or common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series D original issue price, plus any dividend declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series D been converted into Class B common stock immediately prior to such liquidation, dissolution or winding-up (or such Deemed Liquidation Event).

          After the payment of the liquidation amount to be paid to the holders of Series D, the holders of the Series A, Series B, and Series C then outstanding shall be entitled to be paid on a pari passu basis out of the remaining assets available for distribution to the Company's stockholders, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividend declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of the applicable series of Series A, Series B, and Series C had been converted into Class B common stock immediately prior to such liquidation, dissolution or winding-up (or Deemed Liquidation Event). As of December 31, 2016 and March 31, 2017, the liquidation amount was $4.0751 per share for the Series A, $10.9837 per share for the Series B, $16.6586 per share for the Series C, and $13.3269 per share for the Series D.

          After the payment of the liquidation amounts to be paid to the holders of the Series A, Series B, and Series C, the remaining assets available for distribution to the Company's stockholders shall be distributed among the holders of the common stock, pro rata based on the number of shares held by each such holder.

          A "Deemed Liquidation Event" is in general defined for this purpose as any acquisition of the Company by means of merger or other form of corporate reorganization in which the Company's outstanding shares are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a reincorporation transaction) or a sale of all or substantially all of the Company's assets.

Dividend Rights

          The convertible preferred stockholders are entitled to receive dividends at a rate of $0.326 per annum for each share of Series A, $0.879 per annum for each share of Series B, $1.333 per annum for each share of Series C, and $1.06615 per annum for each share of Series D (in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations, or the like). Such dividends are payable out of assets legally available therefore, are payable only when, as, and if declared by the board of directors and are not cumulative. No dividends may be paid on the Series A, Series B, Series C, or common stock until the Series D has received its dividend preference. After payment of the foregoing dividends to the holders of the Series D, no dividends may be paid on the common stock until the Series A, Series B, and Series C have received their dividend preference which is distributed in proportion to the number of shares of Class B common stock that would be held by each stockholder if all shares of preferred stock were converted to

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

11. Convertible Preferred Stock (Continued)

Class B common stock. After the payment of the foregoing dividends to the holders of convertible preferred stock, any additional dividends declared by the board of directors out of funds legally available shall be shared equally among all outstanding shares on an as-converted basis. No dividends have been declared to date.

Redemption Rights

          The Company's convertible preferred stock does not contain any fixed or determinable redemption features, except in connection with a Deemed Liquidation Event.

12. Share-based Compensation

          The Company recognized share-based compensation for share-based awards of $3.6 million, $1.1 million, $3.0 million, $0.6 million, and $1.2 million during the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, respectively, inclusive of share-based compensation from common stock repurchase from founders of $3.1 million, $0.0 million, $0.0 million, $0.0 million and $0.0 million during the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, respectively. Share-based compensation is primarily included as a component of Product, technology, general, and administrative expenses in the accompanying Consolidated Statements of Operations.

Determination of Fair Value

          The fair value of each stock option grant granted under the 2012 Equity Incentive Plan, except the Market Grant as discussed below, was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,			Three Months Ended March 31

	2014	2015	2016	2016	2017

				(unaudited)	(unaudited)
Expected term (in years)	5.99 - 6.13	5.86 - 6.06	5.85 - 6.93	5.97 - 6.93	3.49 - 6.01
Risk-free interest rate	1.67 - 1.94%	1.63 - 1.82%	1.28 - 2.19%	1.36 - 1.50%	1.79 - 2.27%
Expected volatility	47.56 - 68.38%	58.95 - 61.51%	49.83 - 60.37%	59.71 - 60.37%	46.35 - 49.24%
Dividend rate	—	—	—	—	—

          The Company determined the assumptions for the Black-Scholes option-pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

          Expected Term — The expected term represents the period that the share-based awards are expected to be outstanding. The expected term of stock options granted has been determined using the simplified method, which uses the midpoint between the vesting date and the contractual term.

          Risk-Free Interest Rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the share-based awards' expected term.

          Expected Volatility — Since the Company does not have a trading history of its common stock, the expected volatility was derived from the average historical stock volatilities of several public

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

12. Share-based Compensation (Continued)

companies within the Company's industry that the Company considers to be comparable to its business over a period equivalent to the expected term of the share-based awards.

          Dividend Rate — The expected dividend is zero as the Company has not paid and does not anticipate paying any dividends in the foreseeable future.

          Fair Value of Common Stock — The fair value of the shares of common stock underlying the share-based awards has historically been determined, with input from management, by the board of directors. Since there has been no public market for the Company's common stock, the board of directors has determined the fair value of the common stock at the time of grant of the share-based award by considering a number of objective and subjective factors, including having contemporaneous valuations of the common stock performed by a third-party valuation specialist, valuations of comparable peer companies, sales of the Company's convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of the Company's capital stock, and general and industry-specific economic outlook. The fair value of the underlying common stock will be determined by the board of directors until such time as the Company's common stock is listed on an established stock exchange or national market system.

          The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and the Company will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. The impact from any forfeiture rate adjustment would be recognized in full in the period of adjustment and if the actual number of future forfeitures differs from the Company's estimates, the Company might be required to record adjustments to share-based compensation in future periods.

Market Grant

          In February 2016, the Company granted an option to purchase 481,123 shares of its Class B common stock with an exercise price of $62.35 to one of its executive officers (the "Market Grant"). In addition to the typical vesting requirements of the 2012 Equity Incentive Plan, this grant allows for acceleration of vesting including full and immediate vesting upon certain termination events. As this grant was determined to include a market condition, the Company utilized the Monte Carlo simulation valuation model to value the grant. The total grant date fair value of the Market Grant was $0.5 million and is recognized as expense over the derived service period of 5.7 years.

Equity Incentive Plan

          In August 2012, the Company's board of directors adopted the 2012 Equity Incentive Plan for the purpose of granting incentive stock options, non-qualified stock options, restricted stock, and restricted stock units to employees, directors, and consultants. Options may be granted at a price per share not less than 100% of the fair market value at the date of grant. If, at the time the Company grants an incentive stock option, the optionee owns stock that holds more than 10% of the total combined voting power of all classes of the Company's stock ("10% stockholder"), the exercise price must be at least 110% of the fair value of the common stock on the grant date. Options granted are exercisable over a maximum term of ten years from the date of grant, or five years from the date of grant for a 10% stockholder and generally vest over a period of four years.

          In connection with the Corporate Reorganization as discussed in Note 10, Blue Apron Holdings, Inc. assumed Blue Apron, Inc.'s Restated 2012 Equity Incentive Plan, as previously

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

12. Share-based Compensation (Continued)

amended, and then amended and restated the plan in its entirety. Following the assumption of the 2012 Equity Incentive Plan, outstanding options to purchase Blue Apron, Inc.'s common stock were automatically converted into options to purchase an equal number of shares of Class B common stock of Blue Apron Holdings, Inc. with no change in the applicable exercise price, vesting schedule, or term.

          As of December 31, 2014, 13,781,300 Class B common stock shares were reserved under the 2012 Equity Incentive Plan, of which 5,228,865 Class B common stock shares remained available for issuance. As of December 31, 2015, 13,531,180 Class B common stock shares were reserved under the 2012 Equity Incentive Plan, of which 3,045,963 Class B common stock shares remain available for issuance. During 2015, 250,120 Class B common stock shares were retired under the 2012 Plan. As of December 31, 2016, 17,731,180 Class B common stock shares were reserved under the 2012 Equity Incentive Plan, of which 2,689,682 Class B common stock shares remain available for issuance. In August 2016, the Company's stockholders approved an increase of 4,200,000 Class B common stock shares available in the Plan. As of March 31, 2017, 17,731,180 Class B common stock shares were reserved under the 2012 Equity Incentive Plan, of which 1,380,402 Class B common stock shares remain available for issuance.

          Shares of restricted stock and restricted stock units may be issued either alone or in conjunction with other options. The board of directors will determine the time or times within which shares of restricted stock or restricted stock units may be subject to forfeiture, and all other conditions of such awards. Restricted stock, which remains subject to forfeiture, will be forfeited automatically upon termination of service. To date, there have been no restricted stock units issued within or outside of the 2012 Equity Incentive Plan.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

12. Share-based Compensation (Continued)

          The following table summarizes the option and restricted stock activity under the 2012 Equity Incentive Plan and related information:

		Options Outstanding				Restricted Stock Outstanding
	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value of Outstanding Options	Unvested Restricted Stock Outstanding	Weighted- Average Grant Date Fair Value
				(Years)	(In thousands)
Outstanding — January 1, 2014	6,577,990	2,472,010	$0.07	9.91	$1,698	3,252,800	$0.06
Options granted	(1,550,375)	1,550,375	0.83			—	—
Options forfeited / cancelled	201,250	(201,250)	0.25			—	—
Restricted stock vested	—	—	—			(1,182,800)	0.06

Outstanding — December 31, 2014	5,228,865	3,821,135	$0.37	9.17	$5,164	2,070,000	$0.06

Restricted stock granted	(60,000)	—	—			60,000	3.47
Options granted	(2,495,439)	2,495,439	2.76			—	—
Options exercised	—	(371,177)	0.15			—	—
Options forfeited / cancelled	372,537	(372,537)	1.16			—	—
Restricted stock vested	—	—	—			(1,182,800)	0.06

Outstanding — December 31, 2015	3,045,963	5,572,860	$1.40	8.81	$12,753	947,200	$0.28

Options authorized	4,200,000	—	—			—	—
Options granted	(5,286,334)	5,286,334	9.92			—	—
Options exercised	—	(530,126)	0.76			—	—
Options forfeited / cancelled	730,053	(730,053)	2.46			—	—
Restricted stock vested	—	—	—			(903,450)	0.12

Outstanding — December 31, 2016	2,689,682	9,599,015	$6.05	8.73	$36,156	43,750	$3.47

Options granted	(1,482,006)	1,482,006	7.06			—	—
Options exercised	—	(61,550)	1.27			—	—
Options forfeited / cancelled	172,726	(172,726)	4.97			—	—
Restricted stock vested	—	—	—			(3,750)	3.47

Outstanding — March 31, 2017 (unaudited)	1,380,402	10,846,745	$6.23	8.65	$90,659	40,000	$3.47

Exercisable — March 31, 2017 (unaudited)		3,386,219	$3.81	7.65	$35,483

Vested and expected to vest — March 31, 2017 (unaudited)		9,534,085	$6.38	8.55	$81,122

Stock Options

          The weighted-average grant date fair value of options granted for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017 was $0.86, $1.81, $2.29, $1.84 and $3.41 per share, respectively. The total intrinsic value of options exercised was $0.0 million, $0.9 million, $2.0 million, $0.5 million and $0.4 million for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, respectively. The total grant date fair value of options vested for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017 was $0.4 million,

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

12. Share-based Compensation (Continued)

$1.0 million, $3.2 million, $0.4 million and $3.0 million, respectively. The number of shares vested for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017 was 673,900, 1,095,329, 1,609,632, 418,422 and 989,513, respectively, with weighted average grant date fair value of $0.65, $0.93, $1.97, $1.03, and $3.0 per share, respectively. For the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017, the Company received $0.0 million, $0.1 million, $0.4 million, $0.0 million, and $0.1 million, respectively, from the exercise of share options granted under share-based payment arrangements. There was no tax benefit realized from stock options exercised during these periods.

          As of December 31, 2014, 2015, and 2016 and March 31, 2016 and 2017, total unrecognized share-based compensation related to unvested options was $1.8 million, $4.3 million, $10.5 million, $7.0 million and $13.2 million, respectively, net of estimated forfeitures. As of December 31, 2014, 2015, and 2016 and March 31, 2016 and 2017, these costs are expected to be recognized over a weighted-average period of 3.17 years, 3.10 years, 3.17 years, 3.44 years, and 3.22 years, respectively.

Restricted Shares

          In August 2012, the Company entered into a restricted stock agreement with one of its founders for the issuance of 4,731,300 shares of restricted stock. Under the terms of the restricted stock agreement, the Company has the right to repurchase any unvested shares of restricted stock at the original issue price of $0.0282 per share in the event such founder's services are terminated. This repurchase right lapsed over the restricted stock's four year vesting period beginning in August 2012. This award was subsequently cancelled in May 2013 and a concurrent replacement award with substantially identical terms was issued to the Company's founder. No incremental share-based compensation expense arose due to this replacement award.

          In November 2015, the Company issued 60,000 shares of restricted stock to a nonemployee director of the Company. These shares vest over a period of four years. Compensation expense related to the restricted stock is recognized using the grant date fair value recognized evenly over the service period. It is included within Product, technology, general, and administrative expenses in the accompanying Consolidated Statements of Operations.

          As of December 31, 2014, 2015, and 2016 and March 31, 2016 and 2017, the total number of restricted stock shares which have vested under the 2012 Equity Incentive Plan were 2,661,300, 3,844,100, 4,747,550, 4,139,800, and 4,751,300, respectively.

          As of December 31, 2014, 2015, and 2016 and March 31, 2016 and 2017, the unrecognized share-based compensation related to unvested shares of restricted stock was $0.0 million, $0.2 million, $0.2 million, $0.2 million, and $0.1 million, respectively.

Share-based Awards Granted Outside of 2012 Equity Incentive Plan

Founder Shares

          During 2011, one of the Company's founders purchased 49,800,000 shares of common stock pursuant to a subscription agreement. In August 2012, the Company entered into a stock restriction agreement, with the founder for 37,350,000 of those shares, which was subsequently

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

12. Share-based Compensation (Continued)

amended in January 2013 to restrict an aggregate of 40,462,500 shares. The agreement was subsequently amended and restated in January 2013 and November 2014, respectively.

          In January 2012, the Company entered into a restricted stock purchase agreement with another founder for the issuance of 12,903,250 shares of restricted stock. The agreement was subsequently amended in January 2013.

          For both agreements, the purchase price of the restricted stock was $0.0005 on a pre-split basis at the time of issuance. The holders of such restricted stock are entitled to all of the rights and privileges of a stockholder of the Company, including the right to vote the number of shares of restricted stock held by them and receive dividends, even if some or all of the shares of such restricted stock have not yet vested. Among other things, the stock is restricted from being sold, offered for sale or pledged. The shares of restricted stock held by the founders vested on a monthly basis through April 28, 2016 and May 28, 2016, as applicable, and are fully vested as of December 31, 2016.

          As of December 31, 2014, 2015, and 2016 and March 31, 2016 and 2017, 21,169,896 shares, 5,494,081 shares, 0 shares, 1,575,126 shares, and 0 shares of restricted stock were unvested, respectively. The aggregate grant date fair value of the restricted stock vested for the years ended December 31, 2014, 2015, and 2016 and the three months ended March 31, 2016 and 2017 is $0.0 million. As of December 31, 2016 and March 31, 2017, there is no unrecognized share-based compensation related to these unvested shares of restricted stock.

Stock Repurchase from Founders and Share Retirement

          In conjunction with the closing of the Company's Series C financing in April 2014 (as discussed in Note 11), the Company repurchased 1,500,725 shares of its common stock at a price of $3.33172 per share from its three founders for total aggregate cash consideration of $5.0 million. The Company recorded share-based compensation expense of $3.1 million related to the repurchase, which was calculated as the excess of the repurchase price over the fair value of the shares of common stock repurchased. This share-based compensation expense was recorded as a component of Product, technology, general, and administrative expenses in the accompanying Consolidated Statements of Operations. In May 2015, the 1,500,725 shares held in treasury were retired, which was recorded as a reduction of common stock at par value and as an increase to accumulated deficit for the excess of carrying value of the treasury shares less par value.

13. Earnings per Share

          The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. For the years ended December 31, 2014, 2015, and 2016, the Company did not have any outstanding shares of Class A common stock or Class C common stock. For the three months ended March 31, 2017, the Company did not have any outstanding shares of Class A common stock. For the years ended

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

13. Earnings per Share (Continued)

December 31, 2014, 2015 and 2016 and the three months ended March 31, 2016, the Company did not have any outstanding shares of Class A or Class C common stock. The rights, including the liquidation and dividend rights, of the Class A, Class B, and Class C common stock are substantially the same, other than voting rights.

          The Company's convertible preferred stock does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, the two-class method does not apply for periods in which the Company reports a net loss.

          Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period.

          Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of outstanding common stock options, restricted stock, and convertible preferred stock. For periods in which the Company has reported net losses, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, because dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

13. Earnings per Share (Continued)

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017
	Class B	Class B	Class B	Class B	Class B	Class C
	(In thousands, except share and per share data)
				(unaudited)	(unaudited)	(unaudited)
Numerator:
Net income (loss)	$(30,803)	$(46,965)	$(54,886)	$3,017	$(52,182)	$(12)
Undistributed earnings reallocated to convertible preferred stock	—	—	—	(3,017)	—	—
Net income (loss) attributable to common stockholders	$(30,803)	$(46,965)	$(54,886)	$—	$(52,182)	$(12)

Denominator:
Weighted-average shares used to compute net income (loss) per share attributable to common stockholders — basic	34,841,852	51,137,406	65,425,609	61,973,247	67,074,824	15,177
Effect of dilutive securities:	—	—	—	7,334,361	—	—

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders — diluted	34,841,852	51,137,406	65,425,609	69,307,608	67,074,824	15,177

Net income (loss) per share attributable to common stockholders — basic(1)	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)	$(0.78)
Net income (loss) per share attributable to common stockholders — diluted(1)	$(0.88)	$(0.92)	$(0.84)	$—	$(0.78)	$(0.78)

(1)
Net income (loss) per share attributable to common stockholders — basic and net income (loss) per share attributable to common stockholders — diluted may not recalculate due to rounding.

          The following have been excluded from the computation of diluted net income (loss) per share attributable to common stockholders as their effect would have been antidilutive:

	Year Ended December 31,			Three Months Ended March 31,

	2014	2015	2016	2016	2017
	Class B	Class B	Class B	Class B	Class B	Class C
				(unaudited)	(unaudited)	(unaudited)
Stock options	3,113,092	4,473,853	7,390,067	2,421,028	9,806,731	—
Restricted stock	32,066,158	15,190,800	1,422,319	—	42,500	—
Convertible preferred stock(1)	74,888,690	85,190,551	85,190,551	85,190,551	85,190,551	—

Total anti-dilutive securities	110,067,940	104,855,204	94,002,937	87,611,579	95,039,782	—

(1)
For the three months ended March 31, 2016, the Undistributed earnings reallocated to convertible preferred stock does not fully cover the participation rights of the convertible preferred stock under the two-class method. As such, the Company has included the convertible preferred stock as antidilutive in the above table.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

14. Income Taxes

          The components of the provision for income taxes are as follows:

	Year Ended December 31,

	2014	2015	2016
	(In thousands)
Current provisions for income taxes:
Federal	$—	$—	$—
State	—	61	108

Total current	—	61	108

Deferred tax benefit:
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Provision for income taxes	$—	$61	$108

          The provisions (benefits) for income taxes for the years ended December 31, 2014, 2015, and 2016 differ from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes for the following reasons:

	Year Ended December 31,

	2014	2015	2016
Tax at statutory federal rate	35.00%	35.00%	35.00%
State tax — net of federal benefit	—%	(0.08)%	(0.13)%
Change in valuation allowance	(34.67)%	(36.27)%	(37.71)%
Share-based compensation	(0.62)%	(0.82)%	(1.28)%
Charitable contributions	0.29%	2.26%	3.47%
Other	—%	(0.22)%	0.45%

Provision for income taxes	(0.00)%	(0.13)%	(0.20)%

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

14. Income Taxes (Continued)

          The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

	December 31,

	2015	2016
	(In thousands)
Deferred tax assets:
Tax attribute carryforwards	$30,218	$47,647
Inventories	1,400	3,811
Accruals, reserves, and other	1,856	4,896

Gross deferred tax assets	33,474	56,354
Valuation allowance	(33,474)	(56,354)

Total deferred tax assets	—	—
Deferred tax liabilities:
Property and equipment	—	—

Total deferred tax liabilities	—	—

Net deferred tax assets	$—	$—

          Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Each reporting period the Company assesses the recoverability of its deferred tax assets and are required to establish a valuation allowance for any portion of the assets that the Company concludes is not more likely than not realizable. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in prior fiscal periods, the Company recorded a valuation allowance of $33.5 million and $56.4 million against the net U.S. deferred tax assets as of December 31, 2015 and 2016, respectively. The valuation allowance increased by $18.9 million and $22.9 million during 2015 and 2016, respectively, as a result of additional losses generated.

          As of December 31, 2015 and 2016, the Company had U.S. federal net operating loss carryforwards of $57.0 million and $62.9 million, respectively, and state net operating loss carryforwards of $35.8 million and $42.0 million, respectively. The federal and state net operating loss carryforwards are subject to limitations under applicable tax laws and will expire at various dates beginning in 2033, if not utilized.

Uncertain Tax Positions

          As of December 31, 2015 and 2016, the Company had gross unrecognized tax benefits of $0.3 million and $0.9 million, respectively, none of which would materially impact the effective tax rate if realized during the year due to the Company's full valuation allowance position. The Company's policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in the provision for income tax.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

14. Income Taxes (Continued)

          The activity related to the unrecognized tax benefits is as follows:

	Year Ended December 31,

	2014	2015	2016
	(In thousands)
Gross unrecognized tax benefits — beginning balance	$—	$39	$341
Decreases related to tax positions taken in prior years	—	(2)	(12)
Increases related to tax positions taken during current year	39	304	526
Decreases related to tax positions taken during the current year	—	—	—

Gross unrecognized tax benefits — ending balance	$39	$341	$855

          The Company believes that there will not be any significant changes in its unrecognized tax benefits in the next 12 months.

          The Company is subject to taxation in the United States and various states. All tax years remain open and are subject to examinations by the appropriate governmental agencies in all of the jurisdictions where the Company files tax returns. The Company is not currently under examination in any major jurisdiction.

15. Fair Value of Financial Instruments

          As of December 31, 2015 and 2016 and March 31, 2017, the Company had $98.0 million, $58.3 million, and $28.4 million, respectively, in financial assets held in money market accounts, all of which were classified as Level 1 in the fair value hierarchy.

          For the years ended December 31, 2015 and 2016, the Company did not have net realized gains or losses related to its financial assets. The Company measured money market accounts and corporate bonds at fair value. The Company classified its money market accounts within Level 1 because the values of these assets are determined using unadjusted quoted prices in active markets for identical assets. The Company did not have any assets or liabilities classified as Level 2 or 3.

16. Acquisition (unaudited)

          On February 28, 2017, the Company acquired certain assets of BN Ranch, LLC, a premium supplier of sustainable poultry, beef and lamb. The transaction has been accounted for as a purchase of a business. The purchase price was allocated to the tangible assets acquired and liabilities assumed in the Company's Consolidated Financial Statements. This acquisition did not have a material impact on the Company's Consolidated Financial Statements.

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events

          For the Consolidated Financial Statements for the year ended December 31, 2016, the Company evaluated subsequent events through March 31, 2017, the date that these financial statements were issued.

Asset Acquisition

          On February 28, 2017, the Company acquired certain assets of BN Ranch, LLC, a premium supplier of sustainable poultry, beef and lamb, for a purchase price of $1.4 million in cash and 52,972 shares of Class C common stock, of which $0.3 million and 10,285 shares will be held back by the Company for a period of 15 months as security for potential claims for indemnification. The transaction will be accounted for as a purchase of a business.

18. Subsequent Events (unaudited)

          For the interim Consolidated Financial Statements as of March 31, 2017, and for the three months then ended, the Company evaluated subsequent events through May 11, 2017, the date that these financial statements were issued, and further evaluated subsequent events through June 28, 2017.

Convertible Notes and Revolving Credit Facility

          In May 2017, the Company issued and sold $63.5 million in aggregate principal amount of convertible promissory notes (the "convertible notes") to entities affiliated with Fidelity and in June 2017, the Company issued and sold an additional $1.1 million in aggregate principal amount of the convertible notes to certain other existing stockholders. The convertible notes are unsecured general obligations and are subordinated to all of the Company's current or future senior debt, including indebtedness under the revolving credit facility. The convertible notes mature on May 3, 2019 and bear interest at a rate of 3.5% per annum, compounded annually. Upon maturity, the Company may repay the convertible notes in cash or through the issuance of shares of its Series D preferred stock valued at $13.3269 per share (currently convertible into Class B common stock on a one-for-one basis and representing a Class B common stock-equivalent purchase price of $13.3269 per share). If the Company elects to repay all or a portion of the convertible notes in cash, the holders may nonetheless elect to receive shares of Series D preferred stock (valued at $13.3269 per share) in lieu of cash.

          Upon the closing of a qualified initial public offering, the convertible notes will convert into an aggregate number of shares of the Company's Class B common stock at a price per share equal to the initial public offering price of the Company's Class A common stock, less a specified discount to such price. If the Company were to consummate a change of control transaction prior to the closing of this offering, as of immediately prior to such change of control transaction, the convertible notes would convert, immediately prior to such change of control transaction, into shares of the Company's Class B common stock on terms (including a discount based on the amount of time that transpires prior to such transaction) that are similar to the conversion terms in connection with a qualified initial public offering.

          In April 2017, the Company drew an additional $25.0 million under the revolving credit facility, increasing the total outstanding borrowings to $125.0 million. In addition, in May 2017, the revolving credit facility was amended to permit the issuance of the convertible notes and to increase the

BLUE APRON HOLDINGS, INC.

Notes to Consolidated Financial Statements (Continued)

18. Subsequent Events (unaudited) (Continued)

amount available to borrow by $25.0 million to a total maximum amount of $175.0 million. In May 2017, the Company also cancelled a previously issued letter of credit for $0.7 million and issued a letter of credit for $1.1 million under the revolving credit facility, increasing total letters of credit under the revolving credit facility to $1.4 million. In June 2017, the Company amended its revolving credit facility to increase the amount available to borrow by $25.0 million to a total maximum amount of $200.0 million.

Share Exchange

          In May 2017, the Company issued 42,687 shares of Class A common stock in exchange for an equal number of shares of outstanding Class C common stock and agreed to hold back an additional 10,285 shares of Class A common stock as security for potential claims for indemnification related to its acquisition of certain assets of BN Ranch, LLC, rather than an equal number of shares of Class C common stock.

Commitments

          In May 2017, the Company amended the lease of one of its principal executive offices in New York, New York to extend the term through October 2019 and lease additional office space at the location. The amendment resulted in an increase of $7.6 million in the minimum payments required over the remaining term of the lease arrangement.

2017 Equity Incentive Plan

          In June 2017, the board of directors of the Company adopted, and the stockholders of the Company approved, the 2017 Equity Incentive Plan, which became effective immediately prior to the effectiveness of the Company's registration statement on Form S-1 in connection with the IPO. Upon effectiveness of the 2017 Equity Incentive Plan, 25,000,000 shares of Class A common stock and a number of shares of Class A common stock (up to a maximum of 11,802,552 shares) equal to the sum of the number of shares of Class B common stock then available for issuance under the 2012 Equity Incentive Plan and the number of shares of Class B common stock subject to outstanding awards under the 2012 Equity Incentive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right will be reserved for issuance under the 2017 Equity Incentive Plan. In addition, the number of Class A common stock reserved for issuance under the 2017 Equity Incentive Plan is subject to automatic annual increases in accordance with the terms of such plan.

Blue Apron Values

LIFELONG LEARNING

a.k.a. The Blue Apron: Chefs around the world wear blue aprons when learning to cook, and for us it has become a symbol of lifelong learning and a reminder to approach every situation with humility and curiosity. We believe there is always more we can learn, and something we can improve, in both our personal and professional lives.

TEAMWORK

a.k.a. The Family Meal: A great meal is about more than the cook—it's about a harmony of ingredients and actions coming together to create an incredible experience. Like a family, we each contribute in our own unique way, and are stronger together than apart. We also know that no job is too small—at the end of the meal, we all pitch in and do the dishes.

QUALITY

a.k.a. The Secret Ingredient: Sometimes it's hard to say exactly why one dish is amazing while another is bland. We take preparation seriously, embrace a spirit of excellence, and put in the extra effort. We know that it's the love and attention to detail we put into everything we do that make all the difference.

EMPOWERMENT

a.k.a. Season to Taste: Ultimately, a recipe can't tell you everything—you still need to season to taste. We are always proactive, use our best judgment, act quickly and stand by our decisions. Just as you'd taste, season and repeat in the kitchen, we all test, measure, and act in our daily lives.

TRUST

a.k.a. The Toast: Generations ago, strangers would knock their glasses together and spill a little bit of wine into each other's cup as a way to demonstrate that the wine was pure. Our customers bring our products and, by extension, us into their homes. They trust us to feed their families, and our co-workers trust us to be honest, fair and to act with integrity. We work to continue earning this trust every day.

Class A Common Stock

Through and including July 23, 2017 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.